Exhibit 99.1

YAMANA GOLD INC.

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

March 28, 2013

200 Bay Street, Suite 2200
Royal Bank Plaza, North Tower
Toronto, Ontario M5J 2J3

TABLE OF CONTENTS

INTRODUCTORY NOTES	3

Cautionary Note Regarding Forward-Looking Statements	3
Currency Presentation And Exchange Rate Information	4

CORPORATE STRUCTURE	4

GENERAL DEVELOPMENT OF THE BUSINESS	6

Overview of Business	6
History	6

DESCRIPTION OF THE BUSINESS	8

Principal Products	8
Competitive Conditions	8
Operations	8
Environment and Communities	9
Risks of the Business	10
Technical Information	20
Mineral Projects	23
Summary of Mineral Reserve and Mineral Resource Estimates	23
Material Mineral Properties	27
Chapada Mine	27
El Peñón Mine	38
Jacobina Mining Complex	46
Gualcamayo Mine	54
Minera Florida Mine	65
Other Producing Mines	71
Fazenda Brasileiro Mine	71
Mercedes	72
Alumbrera Mine	73
Development and Advanced Stage Exploration Projects	74
Pilar	74
Ernesto/Pau-a-Pique	75
C1 Santa Luz	75
Cerro Moro Project	76

Additional Projects	76
Agua Rica Project	76
Suyai Project	77
Jeronimo (Agua de la Falda)	77

DIVIDENDS	78

DESCRIPTION OF CAPITAL STRUCTURE	78

MARKET FOR SECURITIES	79

DIRECTORS AND OFFICERS	79

PROMOTER	86

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	86

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	87

TRANSFER AGENTS AND REGISTRAR	87

MATERIAL CONTRACTS	87

AUDIT COMMITTEE	88

INTERESTS OF EXPERTS	89

ADDITIONAL INFORMATION	92

SCHEDULE “A” — CHARTER OF THE AUDIT COMMITTEE	93

ITEM 1
INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company (as defined herein), information contained herein constitutes forward-looking statements, including any information as to the Company's strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the expected production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company's hedging program, changes in accounting policies, changes in Mineral Resources (as defined herein) and Mineral Reserves (as defined herein), risks related to non-core mine disposition, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to herein and in the Company's annual management's discussion and analysis filed with the securities regulatory authorities in all provinces of Canada and available under the Company's SEDAR profile at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources:

This annual information form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report Mineral Reserves, the three-year historical average price is used in any Mineral Reserve or cash flow analysis to designate Mineral Reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into

Mineral Reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource (as defined herein) will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “Mineral Reserves” by Commission standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this annual information form may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.
Currency Presentation And Exchange Rate Information
This annual information form contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$”.
The closing, high, low and average exchange rates for the US dollar in terms of Canadian dollars for the years ended December 31, 2012, December 31, 2011, December 31, 2010, and December 31, 2009 based on the noon spot rate reported by the Bank of Canada, were as follows:

	Year-Ended December 31
	2012	2011	2010	2009
Closing	$0.99	$1.02	$0.99	$1.05
High	1.04	1.06	1.08	1.30
Low	0.97	0.94	0.99	1.03
Average(1)	1.00	0.99	1.03	1.14

Calculated as an average of the daily noon rates for each period.

On March 27, 2013, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.0170 or Cdn$1.00 = US$0.9833.

ITEM 2
CORPORATE STRUCTURE

Yamana Gold Inc. (the “Company” or “Yamana”) was continued under the Canada Business Corporations Act by Articles of Continuance dated February 7, 1995. On February 7, 2001, pursuant to Articles of Amendment, the Company created, and authorized the issuance of a maximum of 8,000,000, first preference shares, Series 1. On July 30, 2003, pursuant to Articles of Amendment, the name of the Company was changed from Yamana Resources Inc. to Yamana Gold Inc. On August 12, 2003, the authorized capital of the Company was altered by consolidating all of the then issued and outstanding common shares of the Company on the basis of one new common share for 27.86 existing common shares.

The Company's head office is located at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario M5J 2J3 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

The corporate chart that follows on the next page illustrates the Company's principal subsidiaries (collectively, the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company. As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Yamana” means Yamana Gold Inc. and the Subsidiaries.

Yamana Gold Inc. (Canada)
100%
0805346 B.C. Ltd. (British Columbia)
100%
Minera Yamana Inc. (Ontario)
100%
6855237 Canada Inc. (Canada)
100%
Northern Orion Argentina Holdings S.A. (Cayman)
100%
Northern Orion Canada Pampas Ltd. (British Columbia)
100%
Certain BVI and Dutch Holdco's
100%
Certain BVI, Chile and Dutch Holdco's
100%
Certain BVI Holdco's
100%
Certain Cayman Holdco's
100%
Certain Cayman and Delaware Holdco's
50%
Certain Cayman, Bermuda and Antiguan Holdco's
100%
Estelar Resources Ltd. Sucursal (Argentina)
100%
Minas Argentinas S.A. (Argentina)
100%
Suyai del Sur S.A. (Argentina)
100%
Yamana Desenvolvimento Mineral S.A. (Brazil)
100%
Minera Meridian Ltda. (Chile)
100%
Minera Florida Ltda. (Chile)
100%
Certain Mexico and Delaware Holdco's
100%
Minera Agua Rica Sucursal (Argentina)
25%
Minera Alumbrera Sucursal (Argentina)
100%
Cerro Moro Project
100%
Gualcamayo Mine
100%
Suyai Property
100%
El Peñón Mine
57%
Agua de la Falda S.A. (Chile)
100%
Minera Florida Mine
100%
Minera Meridian Minerales SRLCV (Mexico)
100%
Agua Rica Property
12.5%
Alumbrera Mine
100%
Jeronimo Property
100%
Mercedes Mine
100%
Compania Goiana de Ouro S.A. (Brazil)
100%
Jacobina Mineração e Comercio Ltda. (Brazil)
100%
Mineração Maracá Industria e Comércio Ltda. (Brazil)
100%
Mineração Fazenda Brasileiro S.A. (Brazil)
100%
Serra da Borda Mineração e Metalurgia S.A. (Brazil)
100%
Pilar Project
100%
Jacobina Mine
100%
Chapada Mine
100%
Fazenda Brasileiro Mine
100%
C1 Santa Luz Project
100%
Ernesto/Pau-a-Pique Project

ITEM 3
GENERAL DEVELOPMENT OF THE BUSINESS

Overview of Business
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Chile, Argentina, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

The Company's portfolio includes: (i) seven operating gold mines, namely Chapada (copper/gold), El Peñón (gold/silver), Jacobina, Gualcamayo, Minera Florida (gold/silver/zinc), Fazenda Brasileiro, Mercedes (gold/silver) plus a 12.5% indirect interest in the Alumbrera mine (copper/gold/molybdenum), and (ii) various advanced and near development stage projects and exploration properties in Brazil, Chile, Argentina and Mexico.
Set out below is a list of Yamana's main properties and mines:
Producing Mines

•	Chapada Mine (Brazil)

•	El Peñón Mine (Chile)

•	Jacobina Mining Complex (Brazil)

•	Gualcamayo Mine (Argentina)

•	Minera Florida Mine (Chile)

•	Fazenda Brasileiro Mine (Brazil)

•	Mercedes (Mexico)

•	Alumbrera Mine (Argentina) -12.5% indirect interest

Development and Advanced Stage Exploration Projects
Unless otherwise stated, construction decisions have been made for the following properties:

•	Pilar (Brazil)

•	Ernesto/Pau-a-Pique (Brazil)

•	C1 Santa Luz (Brazil)

•	QDD Lower West (Argentina)

•	Cerro Moro (Argentina) - (no construction decision made)

Additional Projects

•	Agua Rica (Argentina)

•	Suyai (Argentina)

•	Jeronimo (Chile)

History
Over the three most recently completed financial years, the following events contributed materially to the development of the Company's business:
Cerro Moro Project - Acquisition
On August 22, 2012, the Company acquired all the issued and outstanding common shares of Extorre Gold Mines Limited (“Extorre”). Each Extorre shareholder received $4.28 per share comprised of $3.50 in cash and 0.0467 of a Yamana common share for each Extorre common share held. Total consideration paid was approximately $451.5 million, comprised of 4.7 million common shares, transaction costs and issued options.

With the completion of the acquisition, the Company adds several exploration and development stage precious metals projects, the most advanced of which is Cerro Moro, an advanced stage, high grade vein system located in the Santa Cruz province of Argentina, with approximately 1.95 million gold equivalent ounces (“GEO”) Indicated Mineral Resources (as defined herein) and 490,000 GEO Inferred Mineral Resources. The Cerro Moro project covers 177 square kilometres and is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado, and 130 kilometres east of the Cerro Vanguardia gold silver mine.
Evaluation of exploration and development plans of Cerro Moro is underway. A total of $5 million was spent in 2012 on this newly acquired property to increase and upgrade categories of Mineral Resources, with a focus on certainty in the definition of grade and size of the orebody. Expansionary capital of $40 million has been budgeted for 2013 for the advancement of Cerro Moro. The Company is currently evaluating a plan for production start-up in 2015, targeting 200,000 GEO per year.
Mercedes Mine - Commercial Production

The Mercedes mine, located in Sonora, Mexico, is Yamana's newest mine reaching commercial production as of February 1, 2012 upon achieving sustainable levels of operations based on qualitative and quantitative factors. With mine development and plant commissioning well advanced and a sufficient stockpile having been created during the mine development period, a first gold pour occurred in mid-November 2011, marking the formal start-up of commissioning production at the mine, which was originally planned for the middle of 2012. After a successful ramp-up, Mercedes surpassed its production plan, reaching approximately 126,000 GEO for 2012 and achieved an increase in throughput to near 1,800 tpd by the end of the fourth quarter of 2012 through modest modifications and optimizations. The Company continued development of the Barrancas zone, reaching ore within the higher grade Lagunas Norte vein, one of the newest discoveries at the mine. Development of the vein structure in the Barrancas zone was not included in the original mine plan and represents a significant opportunity to increase production. The Company expects production to increase to over 130,000 GEO in 2013, as a result of additional ore availability from Barrancas and other new discoveries, accelerated underground development work advances and increased plant capacity.

Agua Rica Project - Integration into Alumbrera

In September 2011, Xstrata Copper (“Xstrata”), Goldcorp Inc. (“Goldcorp”) and the Company reached a definitive agreement, pursuant to which Minera Alumbrera Limited Sucursal Argentina (“Minera Alumbrera”) holds an exclusive four-year option to acquire Yamana's interest in the Agua Rica project for cumulative payments made by Xstrata and Goldcorp of $110 million, as set out below. During the option period, Minera Alumbrera will manage the Agua Rica project and fund a feasibility study and all development costs. Minera Alumbrera can elect to exercise the option at any time during the four-year period. A formal decision to purchase Agua Rica will be made at the time of a construction decision. Should Xstrata and Goldcorp decide not to make a construction decision, or should the four year option period expire, Yamana will retain a 100% interest in Agua Rica, retain all payments received prior to termination and be entitled to all work product, technical studies and reports developed with respect to Agua Rica during the option period.
The terms of the definitive agreement provide for Yamana to receive from Xstrata and Goldcorp a combination of payments summarized as follows:

Initial payments totaling $110 million, payable as follows:

•	$10 million payable upon announcement of the arrangement, which payment has been made;

•	$20 million payable upon execution of formal transaction documents (“closing”), which payment has been made;

•	$20 million payable 12 months from closing, which payment has been made;

•	$30 million payable 24 months from closing; and

•	$30 million payable 36 months from closing.

Further payments totaling $200 million, which include:

•	$150 million payable upon approval to proceed with construction; and

•	$50 million payable upon achieving commercial production.

In addition to the above consideration, the Company will also receive a deferred consideration revenue stream. The deferred consideration to be received by Yamana will be based on a formula (subject to certain adjustments) as follows:  65% of payable gold produced X the lesser of spot gold price and [$450 + 10% X (spot gold price - $1000)], up to a maximum of 2.3 million ounces paid to Yamana.

An update to the feasibility study for Agua Rica is in progress and is expected to be complete in 2013. Minera Alumbrera will work with stakeholders, including Yacimientos Mineros de Agua de Dionisio, to assess the optimum potential development of Agua Rica and complete environmental impact studies. Subject to a positive feasibility study, the option being exercised and all necessary corporate and government approvals, a construction decision is expected to follow, with construction potentially starting in late 2013 or 2014.

ITEM 4
DESCRIPTION OF THE BUSINESS

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Chile, Argentina, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Principal Products

The Company's principal product is gold, with gold production forming a significant part of revenues. There is a global gold market into which Yamana can sell its gold and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold that it produces.

The Company began producing gold-copper concentrate in 2007 at its Chapada mine. The Company has contracts with a number of smelters, refineries and copper trading companies to sell copper-gold concentrate.

Competitive Conditions
The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.
Operations

Employees

As at December 31, 2012, the Company had the following employees and contractors at its operations:

Country	Employees	Contractors	Total
Brazil	2,208	1,815	4,023
Argentina	803	237	1,040
Chile	2,219	1,931	4,150
Mexico	469	309	778
Colombia	9	9	18
United States	14	2	16
Canada	82	22	104

Foreign Operations

The Company's mine and mineral projects are located in Brazil, Chile, Argentina, Mexico and Colombia (see “General Development of the Business - Overview of Business” for a summary of the Company's projects). Any changes in regulations or shifts in political attitudes in any of these jurisdictions, or other jurisdictions in which Yamana has projects from time to time, are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits. The effect of these factors cannot be accurately predicted.

Environment and Communities

In common with other natural resources and mineral processing companies, the Company's operations generate hazardous and non-hazardous waste, effluent and emissions into the atmosphere, water and soil in compliance with local and international regulations and standards. There are numerous environmental laws in Brazil, Chile, Argentina, Mexico, Colombia, the United States and elsewhere in the Americas that apply to the Company's operations, exploration, development projects and land holdings. These laws address such matters as protection of the natural environment, air and water quality, emissions standards and disposal of waste.

Yamana's operating mine sites seek to adopt the best environmental practices programs to manage environmental matters and compliance with local and international legislation. Programs include: promotion of rational water use; solid waste management; control of emissions and fossil fuel consumption; rationing of energy; soil and biodiversity protection; archaeological sites identification and rescue and ruins preservation and monitoring; environmental education; surface and groundwater monitoring; air monitoring; land reclamation and revegetation; native seedlings production; and native forest conservation.

In 2012, Yamana has continued its attention towards environmental performance indicators and continued to track its consumption of diesel, electricity, fresh water and its non mineral solid waste generation. The inclusion of new operations and expansions at existing mining operations has resulted in net increases in these categories as follows: diesel consumption (l/GEO) by 10%; electricity consumption (MWh/GEO) by 2%; fresh water consumption (m³/GEO) by 48%; and generation of non-mineral solid waste (t/GEO) by 8%. The significant increase in the fresh water consumption was mainly due to the increase of water supply, particularly for new projects, required for increased activities on a going forward basis.

In 2012, as a result of increased focus on greenhouse gas emissions by Yamana, the Company studied risks, opportunities and impacts related to climate. A Climate Change Policy was commenced and is expected to be prepared over the course of 2013. In addition, Yamana anticipates commencing development of a Biodiversity Policy, setting out the development of biodiversity programs and projects with respect to environmental conservation at Company operations, over the course of 2013.

Yamana has a corporate integrated management system for Safety, Health, Environment, Community Relations and Social Responsibility (the “YMS”) which was created in October 2006. This system was developed based on the best practices and international standards - ISO 14001 - Environmental Management System, OHSAS 18001 - Occupational Health and Safety Management System and SA 8000 - Social Accountability, the International Cyanide Management Code and local laws.

In early 2009, the Company was added to the Jantzi Social Index (“JSI”). Companies included in the JSI must pass a set of broadly based environmental, social and governance criteria. Inclusion in this index is a testament to the Company's social, environmental, health and safety management programs which are considered by JSI to be above average. To date, six of the Company's seven wholly-owned mines have achieved ISO 14001 certification for their Environmental Management Systems. This exceeds the industry average.

The YMS involves risk assessment, identification of all legal and contractual requirements, definition of Company objectives and targets, and includes systems to ensure that Yamana operates in compliance with its policies and management programs. The implementation of the YMS commenced in Brazil in 2007 and in Chile in 2008. Yamana has continued to consolidate YMS across existing operations and has extended this consolidation to both exploration and construction, notably with respect to Mercedes through its commencement of commercial operations and for other projects, including Pilar, Ernesto/Pau-a-Pique and C1 Santa Luz, that are moving forward. In order to verify compliance with the YMS, corporate cross audits are conducted at each mine site, exploration project and construction project. In 2012, adherence with the YMS was 83.7%, decreasing slightly from 87.5% in 2011. The key factor in this decrease was increased activity at Mercedes, the Company's newest operating mine.

Yamana has mapped all environmental risks at its mine sites as part of the YMS. High level risks, including those associated with tailings dam facilities, waste rock dumps or heap leach piles have had enhanced and specific management measures since 2010 in order to be better able to mitigate potential failures, spills or slides. These systems are based on the permanent monitoring of the particular structure, using specific tools that assist in monitoring such risks. In addition, reports on tailings dam facilities are prepared by third party consultants on a monthly basis and reviewed periodically by the Company.

Geomechanical, geotechnical and geochemical risks are also assessed periodically by third party consultants in order to minimize related risks, such as rock falls, as well as environmental contamination. These, and other high level risks, are dealt with as part of Yamana's emergency response plan with emergency simulation tests being conducted during the year to evaluate the plan's effectiveness.

Each of the Company's mining operations has established a Safety, Health, Environment and Community committee (the “SHEC Committees”) which are chaired by the General Manager at each mine. The SHEC Committees meet at least once a month to discuss issues and solutions related to health, safety, environment, community relations and other operational practices. The goal of each SHEC Committee is to measure the effectiveness and performance of the Company's sustainability programs. Yamana also maintains a corporate SHEC Committee (the “Corporate SHEC Committee”), comprised of certain vice presidents and directors of the Company and chaired by the President and Chief Operating Officer of the Company, to discuss strategic SHEC issues and to deliberate solutions for the various mine sites.

In 2012, as part of the YMS, the Company defined a process to help mitigate, prevent and avoid negative environmental and safety incidents, and to prevent environmental and property damage. The general process with respect to key risks were reviewed and approved by the Corporate SHEC Committee, with local SHEC Committees at the Company's mining operations evaluating particular risks associated with the respective operations. Local SHEC Committees review these various risks and processes, along with what actions have been taken to address and mitigate risks, and present their findings to the Corporate SHEC Committee periodically.

Certain of the Company's mining operations utilize cyanide. These mines include the Jacobina and Fazenda Brasileiro mines in Brazil; the El Peñón and Minera Florida mines in Chile; the Mercedes mine in Mexico and the Gualcamayo mine in Argentina. The Jacobina, Fazenda Brasileiro, El Peñón and Minera Florida mines have been signatories to the International Cyanide Management Code (the “ICMC”) since September 2008. Upon becoming a signatory to the ICMC, a company is granted three years to obtain certification confirming compliance with ICMC principles and standards. With the exception of Mercedes, each of the Company's operating mines is certified under the ICMC. Mercedes, the Company's newest operating mine, is currently preparing for the certification process. It is anticipated that the Company's new projects, Ernesto/Pau-a-Pique, Pilar and C1 Santa Luz, will utilize cyanide in their operations and will also prepare for the certification process on a going forward basis.

The Company has also made several investments in connection with infrastructure improvements to enhance community relations in the locations where it operates. The Company's social responsibility programs are focused on local development, income generation and improvements in quality of life in the local communities. Through programs such as the Partnership Seminar, the Integration Program and the Open Doors Program, Yamana has provided support to local communities in many different areas such as education, culture, health, environment and the generation of employment and income. To further develop these programs the Company conducts various education projects and cultural activities in each of the communities where the Company operates.

The Company's compliance with its environmental policies and obligations is overseen by the Sustainability Committee.

Risks of the Business

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company's financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risks
Mining operations generally involve a high degree of risk. Yamana's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property and environmental damage, all of which may result in possible legal liability. Although adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Yamana will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Environmental Risks and Hazards
All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, water quality standards and land reclamation and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental and health and safety permits. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine. There is no assurance that existing or future environmental laws, regulations and permits, and the potential costs and delays associated with compliance therewith, will not materially adversely affect the Company's business, financial condition and results of operations.

At the Alumbrera Mine, in which Yamana holds a 12.5% interest, a sulphate seepage plume has developed in the natural groundwater downstream of the tailings facility, currently within the mining concession. After completing the original model, an initial pump back well mesh was designed and completed before start up, in order to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate. It will be necessary to augment the pump-back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis River. Based on the latest groundwater model, the pump-back system will need to be operated for several years after mine closure. The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Although various control structures and monitoring programs have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate. Yamana does not have any indemnities from the previous vendors of its interests in the Alumbrera Mine against any potential environmental liabilities that may arise from operations, including, but not limited to, potential liabilities that may arise from the seepage plume or a rupture of the pipeline.

Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

In certain jurisdictions, the Company may be required to submit, for government approval, a reclamation plan for each of its mining/project sites. The reclamation plan establishes the Company's obligation to reclaim property after minerals have been mined from the sites. In some jurisdictions, bonds or other forms of financial assurances are required as security to ensure performance of the required reclamation activities. The Company may incur significant reclamation costs which may materially exceed the provisions the Company has made for such reclamation. In addition, the potential for additional regulatory requirements relating to reclamation or additional reclamation activities may have a material adverse effect on the Company's financial condition, liquidity or results of operations. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost may be expensed, which may materially reduce net income in that period.

Production at certain of the Company's mines involves the use of sodium cyanide which is toxic material if not handled properly. Should sodium cyanide leak or otherwise be discharged from the containment system then the Company may become subject to liability for clean-up work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against. The Company became a signatory to the International Cyanide Code in September 2008. Further information regarding the International Cyanide Code can be found at the International Cyanide Management Institute website located at www.cyanidecode.org.
Nature and Climatic Condition Risk

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company's production and profitability. No assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts and pit wall failures, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company's control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company's projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company's results of operations and financial position.

Counterparty, Credit, Liquidity and Interest Rate Risks and Access to Financing

The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company's cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services; (iv) shipping service providers that move the Company's material; (iv) the Company's insurance providers; and (v) the Company's lenders. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit. The Company is exposed to interest rate risk on its variable rate debt and enters into interest rate swap agreements to hedge this risk. These factors may impact the ability of the Company to obtain loans and other credit facilities and refinance existing facilities in the future and, if obtained, on terms favourable to the Company.

Construction and Start-up of New Mines
The success of construction projects and the start up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the ADR plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful; that the Company will be able to obtain sufficient funds to finance construction and start-up activities; that available personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects; that the Company will be able to obtain all necessary governmental approvals and permits; and that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

The Company's projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from the Company's estimates.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified Mineral Reserves, convert Mineral Resources into Mineral Reserves, increase its Mineral Resource base by adding new Mineral Resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new Mineral Resources.

The figures for Mineral Reserves and Mineral Resources contained in the annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the Indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. Actual Mineral Reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its Mineral Reserve estimates from time to time or may render the Company's Mineral Reserves uneconomic to exploit. Mineral Reserve data are not indicative of future results of operations. If the Company's actual Mineral Reserves and Mineral Resources are less than current estimates or if the Company fails to develop its Mineral Resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of Mineral Reserves and Mineral Resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. The Company regularly evaluates its Mineral Resources and it often determines the merits of increasing the reliability of its overall Mineral Resources.

Replacement of Depleted Mineral Reserves
Given that mines have limited lives based on Proven Mineral Reserves (as defined herein) and Probable Mineral Reserves (as defined herein), the Company must continually replace and expand its Mineral Reserves at its gold mines. The life-of-mine estimates included in this annual information form may not be correct. The Company's ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand Mineral Reserves at existing mines.

Uncertainty Relating to Mineral Resources
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration.

 Commodity Prices
The profitability of the Company's operations will be dependent upon the market price of mineral commodities produced, as well as the cost and availability of commodities which are consumed or otherwise used in connection with the Company's operations and projects, including, but not limited to diesel, fuel, natural gas, electricity, steel, concrete and cyanide. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of and demand for mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company's business, financial condition and results of operations.

Furthermore, Mineral Reserve calculations and life-of-mine plans using significantly lower metal prices could result in material write‑downs of the Company's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company's Mineral Reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Joint Ventures
Yamana holds an indirect 12.5% interest in the Alumbrera Mine, the other 37.5% and 50% interests being held by Goldcorp and Xstrata, respectively. The Company accounts for this investment under the equity method of accounting. The Company's interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on future cash flows, earnings, results of operations and financial condition: disagreement with joint venture partners on how to develop and operate mines efficiently; inability of joint venture partners to meet their obligations to the joint venture or third parties; or litigation arising between joint venture partners regarding joint venture matters.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Permitting
The Company's operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property.

Insurance and Uninsured Risks
Yamana's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures or unavailability of materials and equipment, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Yamana maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production such as underground coverage is not generally available to Yamana or to other companies in the mining industry on acceptable terms. Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons. Losses from these events, the lack of, or insufficiency of insurance coverage could cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Foreign Operations and Political Risk

The Company holds mining and exploration properties in Brazil, Argentina, Chile, Mexico and Colombia exposing it to the socioeconomic conditions as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The governments in those countries are currently generally supportive of the mining industry but changes in government laws and regulations including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country could adversely affect the Company's exploration, development and production initiatives in these countries.

Consistent with its risk management protocol, to mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company's best efforts, land title may still be affected by undetected defects.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Increase in Production Costs
Changes in the Company's production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company's mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or Mineral Reserve estimates. Many of these factors may be beyond the Company's control.

The Company relies on third party suppliers for a number of raw materials. Any material increase in the cost of raw materials, or the inability by the Company to source third party suppliers for the supply of its raw materials, could have a material adverse effect on the Company's results of operations or financial condition.

The Company prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company's future results of operations or financial condition.

Energy Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company's mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers. Furthermore, the Company's operations are continually improved to reduce input costs and maximize output.

Land Title

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

The Company's Mining Concessions May be Terminated in Certain Circumstances
The Company's mining concessions may be terminated in certain circumstances. Under the laws of the jurisdictions where the Company's operations, development projects and prospects are located, Mineral Resources belong to the state and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company holds mining, exploration and other related concessions in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects. The concessions held by the Company in respect of its operations, development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met. Termination of any one or more of the Company's mining, exploration or other concessions could have a material adverse effect on the Company's financial condition or results of operations.

Competition
The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for mineral exploration and success in the future.

Additional Capital
The exploration and development of the Company's properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company's business, financial condition and results of operations.

Currency Fluctuations
Currency fluctuations may affect the Company's capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but a portion of the Company's operating and capital expenses are incurred in Brazilian reals, Argentine pesos, Chilean pesos, Mexican pesos and, to a lesser extent, the Canadian dollar and the Euro. The appreciation of foreign currencies, particularly the Brazilian real and the Chilean peso, against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect the Company's earnings and financial condition. The Company has hedged only a portion of its Brazilian real risks and Mexican pesos risks, and none of the other currencies in which it functions, and is therefore exposed to currency fluctuation risks.

Write‑downs and Impairments
Mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development and construction of mining properties and related property, plant and equipment and the value assigned to exploration potential on acquisition. The costs associated with mining properties are separately allocated to exploration potential, Mineral Reserves and Mineral Resources and include acquired interests in production, development and exploration‑stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests and any associated or allocated goodwill for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the recoverable value of the asset is less than the carrying amount of the asset. An impairment loss is measured and recorded to the net recoverable value of the asset. The recoverable value of the asset is the higher of: (i) value in use (being the net present value of total expected future cash flows); and (ii) fair value less costs to sell.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods for all assets other than goodwill. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the asset in an arm's length transaction. This is often estimated using discounted cash flow techniques. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of International Accounting Standards 36 in a discounted cash flow model. Where recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by the Company to ensure compliance with the accounting policies and internal control over financial reporting of the Company. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources. Differences between management's assumptions and market conditions could have a material effect in the future on the Company's financial position and results of operation.

The assumptions used in the valuation of work-in process inventories by the Company include estimates of metal contained in the ore stacked on leach pads, assumptions of the amount of metal stacked that is expected to be recovered from the leach pads, estimates of metal contained in ore stock piles, assumptions of the amount of metal that will be crushed for concentrate, estimates of metal-in-circuit, estimated costs of completion to final product to be incurred and an assumption of the gold, silver and copper price expected to be realized when the gold, silver and copper is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories to net realizable value, which would reduce the Company's earnings and working capital. Net realizable value is determined as the difference between costs to complete production into a saleable form and the estimated future precious metal prices based on prevailing and long-term metal prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the lower of the new net realizable value or the original cost.

Investment Risk

Investment risk is the risk that a financial instrument's value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company's control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Available for sale financial assets are reviewed quarterly for possible significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities, as well as the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management's intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management's market view and outlook. When a decline in the fair value of an available-for-sale investment has been recognized in Other Comprehensive Income (“OCI”) and there is objective evidence that the asset is impaired after management's review, any cumulative losses that had been recognized in OCI are reclassified to net income in that period as an impairment loss. The reclassification is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized, if applicable. Impairment losses recognized in net income for an investment are subject to reversal, except for an equity instrument classified as available-for-sale.

Litigation Risks
All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation of a non-material nature and may become involved in legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company's financial position or results of operations.

In 2004, a former director of Northern Orion Resources Inc. (“Northern Orion”) commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its indirect 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first‑instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company considers the plaintiff's allegations to be unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful, the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first‑instance judgment at appellate courts. See “Legal Proceedings and Regulatory Actions”.

 Use of Derivatives
From time to time the Company uses or may use certain derivative products to manage the risks associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk - the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into transactions; (ii) market liquidity risk - risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk - the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Acquisitions and Integration
From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company's business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company's ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company's leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Governmental Regulation of the Mining Industry
The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company's properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company's business, financial condition and results of operations.

Labour and Employment Matters

While the Company has good relations with both its unionized and non-unionized employees, production at its mining operations is dependent upon the efforts of the Company's employees. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company's business, results of operations and financial condition.

Foreign Subsidiaries
The Company is a holding company that conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company's valuation and stock price.

Market Price of Common Shares
The common shares are listed on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) and the London Stock Exchange (the “LSE”). The price of the common shares is likely to be significantly affected by short-term changes in gold prices or in the Company's financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company's performance that may have an effect on the price of the common shares include the following: the extent of analytical coverage available to investors concerning the Company's business may be limited if investment banks with research capabilities do not continue to follow the Company's securities; the lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of common shares; and the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dividend Policy
The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies' dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company. In February 2012, the Company's board of directors amended the Company's dividend policy to increase quarterly dividends paid per share to $0.055 commencing in the first quarter of 2012, which policy was further amended in June 2012 to increase quarterly dividend paid per share to $0.065 commencing in the third quarter of 2012.

Payment of any future dividends will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.

Dilution to Common Shares
During the life of the Company's outstanding common share purchase warrants, as well as options and other rights granted or assumed by the Company, the holders are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. The Company's ability to obtain additional financing during the period such rights that are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares. The holders of common share purchase warrants, options and other rights of the Company may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, as a result of such additional common shares, the voting power of the Company's existing shareholders will be diluted.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company's ability to raise capital through future sales of common shares. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction either in the United States, in Canada or both.

Dependence Upon Key Management Personnel and Executives
The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company has entered into employment agreements with certain of its key executives.

Possible Conflicts of Interest of Directors and Officers of the Company
Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the Canada Business Corporations Act and any other applicable law.

Disclosure and Internal Controls
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company's management, as appropriate, to allow timely decisions regarding required decisions. The Company has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Technical Information

Unless otherwise indicated, the estimated Mineral Reserves and Mineral Resources for the Company's various mines and mineral projects set forth herein, with the exception of the Alumbrera Mine (see “JORC Code Definitions”, below), have been calculated in accordance with the CIM Standards. The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

JORC Code Definitions
The estimated Ore Reserves and Mineral Resources for the Alumbrera Mine have been calculated in accordance with the current (2004) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. The following definitions are reproduced from the JORC Code:

The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.
The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.
The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Standards. If the Ore Reserves and Mineral Resources for the Alumbrera Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not, except in limited circumstances, form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Cash Costs

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company's ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed on a co-product and by-product basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

Effective 2013, the Company is adopting an all-in sustaining cash costs measure, which seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, including by-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company's ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Mineral Projects

Summary of Mineral Reserve and Mineral Resource Estimates

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2012  See “Interests of Experts” for a listing of the qualified persons responsible for such estimates.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Gold	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alumbrera (12.5%)	26,250	0.36	304	838	0.23	6	27,088	0.35	310
Chapada	150,700	0.22	1,072	280,490	0.29	2,604	431,190	0.27	3,676
C1 Santa Luz	19,752	1.55	987	11,135	1.42	508	30,887	1.51	1,495
El Peñón	1,903	8.90	546	11,071	4.90	1,746	12,974	5.50	2,291
Ernesto/Pau a Pique	2,279	3.86	283	5,884	2.69	508	8,163	3.01	791
Fazenda Brasileiro	2,777	2.47	220	1,365	1.96	86	4,142	2.30	306
Gualcamayo	12,560	1.18	475	37,066	1.33	1,590	49,626	1.29	2,065
Jacobina	6,300	2.43	492	18,641	3.22	1,930	24,942	3.02	2,422
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,682	3.88	1,082
Mercedes	758	6.39	156	5,844	4.24	797	6,602	4.49	953
Minera Florida Ore	2,631	3.85	326	2,739	3.75	330	5,369	3.80	656
Minera Florida Tailings	5,397	1.09	189	—	—	—	5,397	1.09	189
Total Minera Florida	8,028	1.99	515	2,739	3.75	330	10,766	2.44	845
Pilar	—	—	—	11,098	4.04	1,440	11,098	4.04	1,440
Total Gold Mineral Reserves	237,657	0.77	5,847	388,502	0.95	11,829	626,159	0.88	17,676
Agua Rica	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559

Silver	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
El Peñón	1,903	216.00	13,218	11,071	167.00	59,369	12,974	174.00	72,587
Mercedes	758	74.63	1,820	5,844	44.23	8,311	6,602	47.73	10,131
Minera Florida Ore	2,631	23.74	2,008	2,739	25.49	2,244	5,369	24.63	4,252
Minera Florida Tailings	5,397	12.80	2,221	—	—	—	5,397	12.80	2,221
Total Minera Florida	8,028	16.38	4,229	2,739	25.49	2,244	10,766	18.70	6,473
Total Silver Mineral Reserves	10,688	56.07	19,267	19,654	110.66	69,924	30,342	91.43	89,191
Agua Rica	384,871	3.73	46,176	524,055	3.33	56,070	908,926	3.50	102,246

Copper	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)	26,250	0.36	208	838	0.27	5	27,088	0.36	213
Chapada	150,700	0.29	967	221,620	0.31	1,507	372,320	0.30	2,474
Total Copper Mineral Reserves	176,950	0.30	1,175	222,458	0.31	1,512	399,408	0.31	2,687
Agua Rica	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,789

Zinc	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Minera Florida	2,631	1.21	70	2,739	1.13	68	5,369	1.17	138
Total Zinc Mineral Reserves	2,631	1.21	70	2,739	1.13	68	5,369	1.17	138

Molybdenum	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)	26,250	0.013	7.5	838	0.014	0.3	27,088	0.013	7.8
Total Moly Mineral Reserves	26,250	0.013	7.5	838	0.014	0.3	27,088	0.013	7.8
Agua Rica	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

Mineral Resources (Measured, Indicated and Inferred)

The following table set forth the Mineral Resource estimates and for the Company’s mineral projects as at December 31, 2012.  See “Interests of Experts” for a listing of the qualified persons responsible for such estimates.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
Gold	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Amancaya	—	—	—	—	—	—	—	—	—	1,390	7.90	351
Arco Sul	—	—	—	—	—	—	—	—	—	3,501	4.64	522
C1 Santa Luz	3,243	1.00	104	10,400	1.72	574	13,643	1.55	678	6,004	2.54	490
Chapada	37,173	0.19	226	263,389	0.24	2,070	300,562	0.24	2,296	118,632	0.22	839
Cerro Moro	—	—	—	4,157	6.60	884	4,157	6.60	884	3,598	1.90	222
El Peñón	637	11.34	232	1,365	4.55	200	2,002	6.71	432	5,108	5.86	962
Ernesto/Pau a Pique	204	6.28	41	2,083	1.50	100	2,287	1.92	141	4,868	1.87	293
Fazenda Brasileiro	164	3.31	17	2,406	1.91	148	2,570	2.00	165	6,131	3.10	611
Gualcamayo	7,297	1.41	330	25,896	1.01	841	33,193	1.10	1,171	10,355	1.66	552
Jacobina	12,666	2.36	960	12,290	2.83	1,117	24,956	2.59	2,077	12,551	3.01	1,215
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139	1,118	4.49	161
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760	37,900	0.50	620
Lavra Velha	—	—	—	—	—	—	—	—	—	3,934	4.29	543
Mercedes	29	3.22	3	2,633	3.36	284	2,661	3.36	287	2,725	3.49	305
Rey del Oro	—	—	—	—	—	—	—	—	—	704	2.98	67
Total Mercedes	29	3.22	3	2,633	3.36	284	2,661	3.36	287	3,429	3.37	372
Minera Florida	1,203	6.44	249	1,470	5.57	263	2,673	5.96	512	3,738	5.52	664
Pilar de Goias	—	—	—	1,797	4.62	267	1,797	4.62	267	11,184	3.83	1,377
Suyai	—	—	—	4,700	15.00	2,286	4,700	15.00	2,286	900	9.90	274
Total Gold Mineral Resources	79,137	1.01	2,564	466,653	0.77	11,532	545,790	0.80	14,095	234,342	1.34	10,068
Agua Rica	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896	642,110	0.12	2,444

Silver	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Amancaya	—	—	—	—	—	—	—	—	—	1,390	73.00	3,270
Chapada	—	—	—	82,161	1.43	3,775	82,161	1.43	3,775	27,553	1.11	982
Cerro Morro	—	—	—	4,157	400.30	53,500	4,157	400.30	53,500	3,598	115.90	13,408
El Peñón	637	287.08	5,877	1,365	140.38	6,163	2,002	187.03	12,040	5,108	246.56	40,493
Mercedes	29	61.09	56	2,633	35.79	3,030	2,662	36.06	3,086	2,725	37.30	3,269
Rey del Oro	—	—	—	—	—	—	—	—	—	704	44.80	1,015
Total Mercedes	29	61.09	56	2,633	35.79	3,030	2,662	36.06	3,086	3,429	38.86	4,284
Minera Florida	1,203	39.06	1,511	1,470	30.00	1,411	2,673	34.00	2,922	3,738	39.00	4,691
Suyai	—	—	—	4,700	23.00	3,523	4,700	23.00	3,523	900	21.00	575
Total Silver Mineral Resources	1,869	123.88	7,444	96,486	23.02	71,401	98,355	24.93	78,846	45,716	46.06	67,703
Agua Rica	27,081	2.35	2,042	173,917	2.89	16,158	200,998	2.82	18,200	642,110	2.33	48,124

Copper	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Chapada	37,173	0.20	164	181,228	0.23	933	218,401	0.23	1,097	91,079	0.28	565
Total Copper Mineral Resources	37,173	0.20	164	181,228	0.23	933	218,401	0.23	1,097	91,079	0.28	565
Agua Rica	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,714	642,110	0.34	4,853

Zinc	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	1,203	1.67	44	1,470	1.51	49	2,673	1.58	93	3,738	1.50	124
Total Zinc Mineral Resources	1,203	1.67	44	1,470	1.51	49	2,673	1.58	93	3,738	1.50	124

Molybdenum	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Agua Rica	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480
Total Moly Mineral Resources	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480

Note: Mineral Resources are exclusive of Mineral Reserves.

Yamana Gold Inc. Mineral Reserve and Mineral Resource Reporting Notes:

1.                    Metal Prices and Cut-off Grades:

Mine	Mineral Reserves	Mineral Resources
Alumbrera (12.5%)	$1,400 Au, $3.20 Cu, $17.00 Mo and 0.22% CuEQ	N/A
Amancaya	N/A	1.0 g/t Aueq OP, 3.4 g/t Aueq UG
Arco Sul	N/A	2.5 g/t Aueq cut-off
Caiamar	N/A	1.5 g/t Au cut-off
Chapada	$950 Au, $2.50 Cu, $4.80 average cut-off for Chapada Mine $900 Au; 0.2 g/t Au cut-off for oxide ore and 0.3 g/t Au cut-off for sulphide ore in Suruca Gold Project	$1,500 Au, $3.5 Cu and $3.5 NSR cut-off out of pit for Chapada Mine 0.2 g/t Au cut-off for oxides and 0.3 g/t Au cut-off for sulphide in Suruca Gold Project
C1-Santa Luz	$950 Au for C1 and satellite orebodies except Mansinha and Mari ($750 Au), 0.5 g/t Au cut-off	0.5 g/t Au cut-off for C1-Santa Luz Shallow and 1.5 g/t Au cut-off for C1 Downdip Extension
Cerro Moro	N/A	1.0 g/t Aueq cut-off
El Peñón	$950 Au, $20.00 Ag, Variable cut-off for Underground and 1.2 g/t Aueq cut-off for Open Pit	3.9 g/t Aueq cut-off
Ernesto/Pau a Pique	$825 Au, 1.0 g/t UG, 0.3 g/t Au OP cut-off for Ernesto and PP and $950 Au, 0.7 g/t Au cut-off for Lavrinha	0.3 g/t OP, 1.0 g/t UG for Ernesto/PP and 0.3 g/t for Lavrinha
Fazenda Brasileiro	$950 Au, 1.00 g/t Au UG and 0.80 g/t Au OP cut-off	0.5 g/t cut-off UG and 0.25 g/t Au OP cut-off
Gualcamayo	$950 Au, 1.00 g/t Au UG and for OP, 0.25 g/t Au for QDD Upper and 0.5 g/t Au for AIM cut-off	1.0 g/t Au UG and for OP, 0.25 g/t Au for QDD Upper and 0.18 g/t for AIM cut-off
Jacobina	$950 Au, 1.45 g/t Au cut-off	0.5 g/t Au cut-off for Jacobina Mines and 1.5 g/t Au cut-off for Pindobaçu Project
Jeronimo	$900 Au, 2.0 g/t Au cut-off	2.0 g/t Au cut-off
La Pepa	N/A	$780 Au, 0.30 g/t Au cut-off
Lavra Velha	N/A	$1,300 Au, $3.5 Cu and 0.2g/t Au, 0.1% Cu cut-off
Mercedes	$950 Au, $20.00 Ag, 2.9 g/t Aueq	2.0 g/t Aueq cut-off for Mercedes and 0.4 g/t Aueq cut-off for Rey del Oro
Minera Florida	$950 Au, $20.00 Ag, $1 lb Zn, 2.80 g/t Aueq cut-off and Florida tailings cut-off N/A	2.22 g/t Aueq cut-off
Pilar	$900 Au; 2.0 g/t Au cut-off	2.0 g/t Au cut-off
Suyai	N/A	5.0 g/t Au cut-off
Agua Rica	$1,000 g/t Au, $2.25 lb Cu, $17.00 g/t Ag, $12.00 lb Mo	0.2% Cu cut-off

2.
All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3.	All Mineral Resources are reported exclusive of Mineral Reserves.

4.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5.	Mineral Reserves and Mineral Resources are reported as of December 31, 2012.

6.	For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates, see the qualified persons chart in “Item 15 Interests of Experts” in this annual information form.

Material Mineral Properties

Chapada Mine

Unless otherwise stated, the information, tables and figures that follow relating to the Chapada Mine are derived from, and in some instances are extracts from, the technical report entitled “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 7, 2011 (the “Chapada Report”), prepared by (the “Chapada Qualified Persons”) Sergio Brandão Silva, P.Geo., Exploration Director of Yamana, Greg Walker, P.Geo., Senior Manager, Resources Estimation of Yamana, Emerson Ricardo Re, MSc, MAusIMM, Corporate Manager R&R of Yamana, Homero Delboni, Jr., Ph.D., Senior Consultant of HDA Serviços s/s Ltda., Raul Contreras, MAusIMM, Senior Consultant, Resource Estimation of Metálica Consultores S.A. (“Metálica”) and Renato Petter, P. Eng., Technical Services Director of Yamana. The technical information contained in this section of the annual information form, other than the technical information set forth under the heading “- Current Exploration and Development”, has been reviewed and approved by the Chapada Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Chapada Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company's SEDAR profile at www.sedar.com.

Property Description and Location

Mineração Maracá controls the Chapada property through a series of mining concessions and exploration permits and claims totaling 17,182 hectares. The mining concession covering the Chapada deposit was granted in 1979 and has been renewed periodically. It amounts to approximately 3,000 hectares of the land package.

Mineração Maracá controls surface rights in the area of the Chapada deposit and covers the sites for all project buildings and fixed installations, as well as the areas for waste dumps and tailings disposal through about year 2012 of the current mine plan. Yamana believes that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. Mineração Maracá's land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Other than statutory royalties which are paid to the Brazilian government based on commercial copper and gold production, the Company is not aware of any rights, agreements or encumbrances to which the Chapada property is subject, which would adversely affect the value of the property or Mineração Maracá's ownership interest therein. The Company is not aware of any environmental liabilities to which the property is subject.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Chapada property is located in northern Goiás State, Brazil, approximately 320 kilometres north of the state capital Goiânia and 270 kilometres northwest of the national capital of Brasilia. The property is accessible via the paved federal road BR-153. The town of Alto Horizonte, which has a dirt airstrip suitable for small aircraft, is within 10 kilometres of the property, and the towns of Campinorte and Nova Iguacu are within 6 and 30 kilometres respectively and Uruaçu is within 50 kilometres. A proposed new rail line, which is currently being built, is expected to pass within 25 kilometres of the property. Adequate paved roads are available for the delivery of supplies to the site and for the transportation of mineral concentrates to various ports and smelters.

The average elevation of the property is approximately 300 metres above sea level and the topography is characterized by low rolling hills, with adjacent large flat areas. Suitable sites are available for all required waste disposal, processing and ancillary project facilities. Annual temperatures typically range from a minimum of about 4° Celsius to a maximum of about 45° Celsius. Average annual rainfall is approximately 1,500 millimetres. Climatic conditions permit year-round open pit mining operations.

Electricity is provided from the Brazilian national grid via a 230 kilovolt transmission line. The mine has the applicable Water Usage Permit for water supply from Rio dos Bois which is valid until 2012. The current operation requires about 1,000 cubic metres per hour of new water. Rios Dos Bois is currently supplying about 750 cubic metres per hour. Mine drainage water, rainfall, and industrial drainage areas supply the remaining requirement.

History

The following table summarizes the history of the Chapada Mine.

1975-1976	INCO Ltda completes a 2000m x 500m grid drilling program. Parsons-Eluma Projetos e Consultoria S/C, a Brazilian copper company acquires a 50% interest in the project.
1976-1979	INCO Ltda and Parsons-Eluma Projetos e Consultoria S/C completes 200m x 100m drill grid. A 92m deep shaft is completed with 255m of crosscuts for exploration and metallurgical sampling.
1979-1979	Mining concession Number 2394 covering 3,000 hectares is issued to Mineracao Alonte by the Departamento Nacional da Producao Mineral.
1980-1981	Soil drilling was completed in the future plant, tailing ponds, and potential water dam areas.
1981	Feasibility study completed by Parsons-Eluma Projetos e Consultoria S/C.
1994-1995	A 4500m drilling program re-evaluates a near surface gold deposit. A preliminary feasibility study was completed by Watts, Griffis and McQuat.
May 1994	Mineração Santa Elina Industria e Comercio S/A acquires the Chapada deposit through a subsidiary named Mineracao Maraca Industria e Comercio.
July 1994	Echo Bay acquires an initial interest in Mineração Santa Elina Industria e Comercio S/A by purchasing 5% of the outstanding shares from Sercor.
Dec 1994	Mineração Santa Elina Industria e Comercio S/A completes its initial public offering.
Sep 1995
Mineração Santa Elina Industria e Comercio S/A and Echo Bay approve the Chapada Project joint venture. Santa Elina issues about 3% of the outstanding shares to Echo Bay. Echo Bay receives the option to acquire 50% interest in the project.

May 1996	Mineração Santa Elina Industria e Comercio S/A is privatized and Sercor and Echo Bay become equal owners of the company.
Dec 1996	Mineração Santa Elina Industria e Comercio S/A completes an in-fill drilling program.
Dec 1997	Independent Mining Consultants, Inc. reviews the Echo Bay model and completes a mine feasibility study.
Jan 1998	Kilborn Holdings Inc., now SNC-Lavalin Group Inc., completes the Chapada Project Bankable Feasibility Study (the 1997 study referenced in this document).
Nov 1999	The initial environmental license was issued (LP)
May 2000	PINUS acquires 100% of Mineracao Maraca.
Apr 2001	The construction license was issued (LI)
2003	The project was acquired by Yamana.
2004
Yamana engaged Hatch Limited, Independent Mining Consultants, Inc. and other consultants to progress various aspects of the feasibility of developing the property. The study was completed in August 2004

2004	Yamana secured $100 million in debt financing for the construction of the Chapada Project in October. A formal construction decision was made in December.
2005	Plant construction and mine waste stripping commence.
2006	Construction completed during the fourth quarter of 2006 with concentrate production in November.
2007	Commercial production declared on February 11, 2007.
2007
Yamana re-started exploration program with 9 holes/1924 meters of diamond drill holes in east Chapada deposit for check extension mineralization intercepted for old drill executed in 1996 by joint venture Santa Elina-Echo Bay and for test easter sinclinal using model of mineralization associate volcanogenic massive sulphide.

2008	Yamana commenced work on the mine expansion at Chapada initially to increase production from 16 Mtpy to 20 Mtpy and subsequently to 22 Mtpy.
2010
Yamana developed exploration drill holes on the SW area of the main pit and infill hole to support Mineral Resource reclassification. No Mineral Resource estimation was developed using the new set of drilling.

The Suruca Target has been explored by different companies since the 1970's and in the 1980's was exploited by garimpeiros. See below the summary activities:

•	Suruca was worked by several companies : Inco/Eluma (1980 to 1981), Cominco (1987 to 1988), WMC (1993 to 1994) and Santa Elina/Echo Bay (1996 to 1997);

•	1980's exploited by “Garimpeiros”;

•	In 2008 Yamana began exploration work with geological mapping, chip sampling and shallow drilling (Suruca South); and

•	In 2009 Yamana completed further drilling in a magnetic anomaly and the Suruca Garimpo with positive results.

Geological Setting

The Chapada deposit is located in the northern part of Goias State which is a significant mineral producing state, hosting a number of mines producing gold, nickel, phosphate and asbestos.

The regional geology of the Chapada area is composed of Proterozoic greenstones made up of volcanic and sedimentary sequences which have been locally cross cut by granitic intrusions. The greenstones have been metamorphosed to biotite and amphibolite schist in the Chapada mineralized area.

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast. This area is part of a large system of mobile belts that have a complex history of deformation. The component units vary widely in age.

In the immediate area of the Chapada deposit, the biotite and amphibolite schist units have been folded into a broad anticline with a northeasterly fold axis. The two limbs of the anticlinal structure dip to the northwest and southeast. There is a minor secondary synclinal fold of the major antiform so that the northeast and southwest ends are somewhat higher than the central zone of the structure in the middle of the deposit. This combination of folds gives the deposit a broad “saddle” shape.

The Chapada mineralization is hosted in the biotite and amphibolite schists described above. The best grade of the deposit appears to be located at the axis of the anticline indicating that perhaps the structural preparation associated with folding provided better conduits for hydrothermal fluids. There are intrusive pegmatites within the deposit that are essentially barren.

The bedrock schists are overlain by approximately 25 metres of saprolite material. There is a minor lateritic component near the top of the saprolite zone. Within that laterite component there is a “Ferricrete” or Iron Shot zone at surface that will be useful as road base and provides a sound initial working surface in the mine area.

The Suruca geology was grouped from the base to the top as: Amphibolite (ANF), Intermediate Metavolcanic rocks (MVI) and Metassediments (MTS), there are several intrusions of Quartz Diorite porphyry (QDP) that occur preferentially in the intermediate metavolcanic rocks (MVI) and Metassediments (MTS).The hydrothermal alteration overprints the lithologies and is characterized by inner and outer halos: i) Inner halo occurs in the intermediate rocks, metassediments and diorites with strong and pervasive sericitic alteration (MVA); ii) outer halo is characterized by a propylitic halo that occurs mainly in the amphibolites.

Exploration

Anomalous copper values were first discovered in the Chapada area in 1973, during a regional programme of stream sediment sampling. The Chapada deposit was identified during follow-up work that was conducted in 1974 and 1975, and included detailed stream sediment surveys, soil geochemistry, geophysics, trenching and broadly spaced initial target drilling. Additional copper-gold anomalies have been identified along the general trend defined by the northwest strike of the Chapada deposit. Exploration of the approximately 50 kilometre trend has been undertaken by Yamana predecessors with geophysical, geochemical and drill sampling with some success.

Due to the presence of a ubiquitous lateritic-saprolitic soil cover, outcrops in the Chapada area are sparse. Consequently, deposit definition required extensive diamond drill exploration. Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by Inco, Eluma, Eluma-Noranda, Santa Elina, and Santa Elina/Echo Bay.

Exploration work was restarted by Yamana in 2007 with diamond drilling mainly in the east of the pit to check extension mineralization potentially hosted in a synclinal structure based on a model of mineralization associated with volcanogenic massive sulfide.

In early 2008, consultant Richard Sillitoe defined a genetic model of mineralization with a typical porphyry copper-gold system (Cu-Au-Mo association) that underwent intense isoclinal folding and amphibolite facies metamorphism during continental collision at the end of the Neoproterozoic. However, original mineralogy may not have been so profoundly changed, because of the stability of minerals like quartz, anhydrite, pyrite, chalcopyrite, magnetite and biotite under amphibolite facies conditions. The economic mineralization is in a zone of remobilized chalcopyrite structurally controlled in the axial zone of an asymmetric D2 anticlinal fold. A total of 5,500 metres of diamond drilling was undertaken in 2008 for Mineral Resource extension in a 100 x 100 m grid.

See also “- Current Exploration and Development”.

Mineralization

The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor bornite. Fine-grained gold is closely associated with the sulphide mineralization and was likely contemporaneous with copper. The shearing and the metasomatic event resulted in the appearance of at least two tabular zones of biotite schist which host the disseminated mineralization.

Copper mineralization occurs as finely disseminated sulphide crystals, elongated pods, lenses along foliation, crosscutting stringers and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs. However, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alternation events.

The Chapada copper-gold deposit has generally a tabular shape that strikes northeast within the anticlinal fold that hosts the mineralization. The general strike length is roughly 3500 metres with a width of 900m and a depth of as much as 220 metres. The deposit is near surface with only minor saprolite cover. Laterite and saprolites are essentially barren, but ore grade mineralization begins immediately at the bedrock contact in the center of the deposit. Some oxide copper minerals are present at the bedrock-saprolite contact, but they are minor and are not currently considered economic. Secondary copper minerals have not been observed in any measurable quantity.

Drilling

Between 1976 and 1996, 856 diamond core drill holes totaling 67,314 metres of drilling and 47,939 sample intervals were completed in the vicinity of the Chapada deposit, in several campaigns conducted by Inco, Eluma/Noranda, Santa Elina and Santa Elina/Echo Bay.

The drilling consists of two hole series: (1) short CHD series holes that were drilled to test saprolite material; and (2) longer M series holes. The drilling has delineated the main deposit areas at a spacing of 100 metres by 50 metres, with a tighter 50 metre pattern in the central portion of the deposit.

A total of 680 of the 856 holes were drilled in the 1995-1996 drilling campaigns, and were NQ or NX size core holes. The longer M series holes only tended to be approximately 150 metres in length due to the shallow nature of the deposit, thus significant deviation in hole orientation is not expected. Documentation exists of several reverse circulation holes that appear to have been drilled for condemnation purposes. There were also some early S series holes in the saprolite material.

The Chapada deposit is flat lying and the drill holes are mainly vertical, thus mineral intercepts represent true thickness.

Sampling and Analysis

During the drilling campaigns in 1995 and 1996, all core drilled by Santa Elina was logged, with both geological and geotechnical information being recorded. The data recorded on the logs include rock type, degree of oxidation, degree of alteration, estimated percentage of sulphide minerals and the presence of additional minerals.

The most common sample length is 1.5 metres, but there is considerable variation since samples were selected to honour lithological contacts or other geological features. Core recovery averaged 95%.

Micon International Limited, in its July 2003 report entitled “Technical Report on the Chapada Copper-Gold Property, Goias State, Brazil”, concluded that the sampling procedures used by Santa Elina have provided representative samples of the deposit being tested. Micon reported that it was not aware of any drilling, sampling or recovery factors that could materially affect the accuracy of the results obtained. Subsequently, IMC concluded that the sampling, sample preparation and assaying procedures used have resulted in representative samples of the Chapada deposit.

Sampled core was sawn in half, with one half being retained for reference and the other being submitted for sample preparation and assay. The entire half-core submitted for analysis is first reduced in size to minus ¼ inch in a jaw crusher, and is then further reduced to minus one millimetre in a roll crusher. The crushed product is split into three portions, two of which are retained. The third portion is pulverized to minus 150 mesh to provide 500 grams of the final pulp.

The gold analysis utilized a 30 gram sample that was fire assayed by atomic absorption. The total copper analysis utilized a 0.25 gram sample that was dissolved with a four acid digestion (hydrochloric, nitric, hydrofluoric and perchloric). This was evaporated and analyzed for copper by atomic absorption.

The principal assay laboratory used by Yamana was Geolab (now part of the ALS Chemex laboratories group), located in Belo Horizonte, Brazil, although another Brazilian laboratory, Nomos, was used to analyze samples obtained from the shallow saprolite drilling conducted in 1995. It was Micon's understanding that the ALS Chemex laboratories group has obtained ISO 9002 certification. Usually the jaw crushing and roll crushing were done at the Chapada sample preparation facility at Alto Horizonte. During times of peak drilling, however, some half core samples were sent to Geolab.

In 1996 Echo Bay became actively involved in the drilling and sampling program for the Chapada Project. A rigorous quality control program was commenced making use of standard, blanks and duplicate assays to monitor results. Geolab was selected as the primary assay laboratory. A large number of samples were also sent to various labs in North America for check assays.

IMC reviewed several reports from K.A. Lovstrom, a United States based geochemical consultant, describing the quality control program. IMC also reviewed the data file of all quality control assays and concluded that the quality control program was sufficient to ensure consistent and relatively high quality assays for the Chapada Project.

IMC randomly selected 31 drillholes from the Chapada drillhole database to audit the procedures. The 31 holes represent about 3.6% of the drillholes and about 5% of the holes with significant mineralization and covered all the drilling campaigns since 1979. IMC requested assay certificates and geology logs for the holes to compare with the assays in the computer database. The available hard copy data was compared with the assay database to verify that the database was assembled in a proper fashion.

The database management procedures are appropriate and no serious errors or omissions occurred in assembling the database. The audit trail for the Santa Elina/Echo Bay data meets the industry standards. The available quality control data for the older drilling is not as complete as the new drilling. It should, however, be noted that the deposit has largely been re-drilled by newer holes and comparisons between the old and new drilling is possible.

IMC did a review of the Chapada assay database. IMC did not do any independent assaying, but did review considerable existing data. It was IMC's opinion that the database was of sufficient quality for a feasibility level study.

There is evidence that the recent copper analysis done at Geolab is about 6% high when compared with North American labs and the old drilling data. There is also evidence that the recent gold assays are 2 to 3% low compared to North American labs and the old data.

The Chapada database, which incorporates all drilling performed since 1976, contains 47,939 individual sample intervals.

Security of Samples

It is reported that the chain of custody of drill core samples is as follows. Core was placed in wooden storage boxes at the drill rig under the supervision of geotechnicians. The core boxes were transported to the secure sample preparation facility in Alto Horizonte (an office-warehouse-bunkhouse complex in a walled compound), where the core was logged for geotechnical characteristics and is marked longitudinally prior to being sawn in half. Sawing took place at a separate location, two blocks from the sample preparation facility, because of noise considerations in the surrounding residential area. The sawn core was then replaced in the core boxes and returned to the sample preparation facility, where it was logged geologically by geologists. The core was then divided into individual sample lengths for the sample preparation procedures described above.

The sample preparation and assaying have been performed using procedures that are accepted as standard in the mining industry. The security procedures are also reasonable given the high volume of samples and relatively low mineral concentrations of the samples. The half-core, coarse rejects, and pulps from the 1995-1996 drilling campaigns are still located at the core storage facility at Alto Horizonte.

Mineral Resource and Mineral Reserve Estimates

See “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.

The main economic parameters used in the estimate of Mineral Reserves as at December 31, 2010 in the Chapada Report are summarized below:

DESCRIPTION	UNIT	VALUE
Copper Price	US$/lb	2.50
Gold Price	US$/oz	900.00
Mining	US$/t	1.5400
Processing	US$/t	3.6900
G&A	US$/t	0.2500
Average Plant Copper Recov.	%	85,43%
Average Plant Gold Recov.	%	51.07%
Smelter Payable Copper	%	96.5%
Smelter Payable Gold	%	97.0%
Copper Smelter, Refin, Freight	US$/lb	0.49
Gold Refining	US$/Oz	5.00
Copper Royalty, Sales Taxes	% of Gross	2.82
Gold Royalty	% of Gross	1.00
Copper NSR Factor (1)	US$/t	41.26
Gold NSR Factor (2)	US$/t	27.63
NSR Breakeven cutoff	US$/t	5.48
NSR Internal cutoff	US$/t	3.94
NSR Stockpile	US$/t	3.53

Metalica carried out a block model (with blocks measuring 10 metres by 10 metres by 5 metres) validation to support the mine plan production and the definition of Ore Reserves. The block model included new criteria for Ore Resources classification. Validation was performed for the following variables: category, copper and gold grade, and copper and gold correlation. The review was based on benches every 20 metres between 250 m.a.s.l. and 350 m.a.s.l.

The Mineral Resource model used by Yamana was built according to international standards and successfully reflects the true variability of grade within the deposit. The model can be used in the development of long-term production plans. The block model is found to be sufficiently robust to define the respective Mineral Reserves according to the mining plans to be carried out. The relationship between copper and gold grades is related to the depth or ore deposit bench, with the lower benches showing a more direct relationship.

The Mineral Resources at the Suruca property will be mined by open-pit. AMEC has developed an ultimate pit design and a pre-feasibility level production plan with separated sulphide and oxide gold bearing ore types. AMEC has included only Indicated Mineral Resources in this assessment.
The block model used for mine planning was provided by Yamana. Mineral Reserves for the Suruca Project are classified in accordance with the 2005 CIM Standards, and are reported to a gold price of US$900/oz.
Suruca ultimate pit design criteria:

The Micromine software was used to generate an optimized pit shell using the Lerch Grossman algorithm. Using the defined limits of the optimized open pit shell a series of phases and the ultimate pit design were completed. The table below shows the parameters which were used in Micromine to generate the ultimate pit. This pit was validated by Yamana and AMEC.

Ultimate Pit Input Parameters

Parameter	unit	value
Metal price Au	US$/oz	900
Mining Cost	US$/t mined	1.80
Processing cost - leaching	US$/t ore	3.00
Processing cost - flotation	US$/t ore	5.01
Sales and G&A costs	US$/oz	12.44
Recovery with leaching process	%	80.0
Recovery with flotation/CIL process	%	80.0
Marginal Cut-off grade (OxideOre)	g/t Au	0.20
Marginal Cut-off grade (SulphideOre)	g/t Au	0.30
Ore recovery in the pit	%	97.0
Ore dilution in the pit	%	3.0
Pit slope - oxide	degrees	30
Pit slope -sulphide	degrees	35

Geotechnical & Slope Angle Selection

AMEC - MINPROC contracted VOGBR Consulting to develop the geotechnical and slope selection study. The result of this study shows two slope zones defined for different rock types. The first zone (“saprolitos” and oxide material), indicates that from the top of the pit to the 350 bench the pit design can have a maximum bench face angle of 45°. This material requires the addition of a 7 meter wide berm with each 10 meters in depth (double bench).
In the second zone (sulphide material) from bench 350 to the bottom of the pit, the maximum bench face angle is 70°, with a berm of 12 meters every 30 meters in depth (6 benches). Accordingly, pit slopes are 30° and 53° respectively for both zones.
Mining Operations

Mining Method and Metallurgical Process

Mining at Chapada is by conventional open pit methods. Benches are 10 metres high, doubling to 20 metres towards the limit of the pit, except in upper benches, where the benches are 10 metres high in soil. Six operating phases have been designed to support the mine production from initial topography of January 2009 up to the final pit geometry. To allow the future operations of 150 tonne trucks, haulage ramps of 30 metres wide are required with a maximum gradient of 10%. The interamp angle by zone used to design the pit wall ranges from 45° up to 56° for more stable rock zone. An in-pit primary crusher will be built in bench 300 metres elevation at the beginning of year 2012, allowing a more flexible operation for ore blending to plant and reducing major truck fleet requirements.

The plant has been in operation since 2007 in accordance with a feasibility study completed in 2004. The mine plan developed by Metalica is based on supplying ore to a conventional copper sulphide flotation plant over four years at an increasing rate up to 22 million tonnes of ore.

Consequently, to achieve this ore production the removal of 42 million tonnes in 2009 (ore and waste rock), 42 million tonnes in 2010 and 55 million tonnes in 2011. Once the mine plan schedule on a yearly basis was completed, Yamana estimated the metallurgical recoveries year to year for copper and gold. For the fifteen year mine plan, a global copper recovery of 86% is estimated and 65% for gold, thus resulting in a fine metal production of 2,098 million pounds of copper and 1,607 K ounces of gold.

Recoveries are based on a copper tail grade of 0.04% copper, a gold tail grade of 0.12 g/t and a 28% copper concentrate grade. For example, for a copper grade of 0.332% the copper recovery and concentration ratio from the standard two product formulas are:

Copper Recovery = 100% x 28 x (0.332 - 0.040) / (0.332 x (28 - 0.040)) = 88.1%
Concentration Ratio = (28 - 0.040) / (0.332 - 0.040) = 95.8

Assuming the same concentration ratio for gold, the gold concentrate grade for a gold grade, for example of 0.239 g/t is:

Gold Concentrate Grade = 95.8 x (0.239 - 0.120) + 0.120 = 11.5 g/t
Gold Recovery = 100% x 11.5 x (0.239 - 0.120) / 0.239 x (11.5 - 0.120) = 50.3%

It can be shown algebraically that the equation for recovered gold simplifies to:

Recovered Gold Grade = gold - tail + tail/concentration ratio
Recovered Gold = 0.239 - 0.120 + 0.120/95.8 = 0.120 g/t
And 0.120 / 0.239 = 50.3% recovery.

This also shows that the gold recovery is not sensitive to the concentration ratio and concentrate grade assumptions.

A significant amount of metallurgical testwork has been performed on samples taken from the Chapada deposit, with the first preliminary work being conducted in 1975. The testwork, which has used samples representative of all of the major mineralized rock types, has included: mineralogical examinations; grindability testing and the determination of bond work indices; studies of the relationship between grind size and metallurgical recovery, including an evaluation of regrinding the rougher flotation concentrate; flotation testwork, including evaluation of reagents, pulp density, pH and residence time; and settling tests. Test results indicate that a clean, predominately chalcopyrite concentrate can be produced with associated gold. Tests and design work indicate that a concentrate grade of 28% copper is achievable with acceptable recoveries of copper and gold.

Markets

The product of the Chapada concentrator is a copper concentrate that tends to be 27% to 28% copper that has been readily marketable on world markets. Gold is recovered from the concentrate during the refining stage of the processing.

Sales Contracts

The Chapada mine has long term sales contracts with Hindalco Industries Limited - Birla Copper Group of India covering a total volume of 70,000 dmt in 2007, 130,000 dmt during 2008 and 100,000 dmt from 2009 up to 2018; Atlantic Copper-Freeport MacMoRan Copper & Gold Inc Group of Spain covering a total volume of 30,000 dmt in 2007 and 50,000 dmt for 2008 through to 2011; and Caraiba Metais S/A - Paranapanema Group of Brazil covering a total of 16,000 dmt in 2007 and 24,000 dmt each per year during 2008 and 2009. Chapada also has contracts with two trading companies: Trafigura AG, 40,000 dmt in 2007 and 30,000 dmt in 2008 through to 2010; and Louis Dreyfus Commodities Metals Suisse SA covering a total of 30,000 dmt each during the period 2007 to 2008 and 40,000 dmt each per year from 2009 to 2011.

Environmental Conditions

A substantial amount of environmental study, analysis and regulatory review has been undertaken at the Chapada Project. In November 1996, Geomina Consultants, from Goiânia, State of Goiás, Brazil, developed an Environmental Impact Study. This study was used for public comment and was used in support of the Company's application for environmental permits. Yamana obtained the three environmental permits required for mine operations in Brazil. The first environmental license was issued in December 1999; the construction license was issued in April 2001 (and was renewed twice in April 2003 and April 2006) and the operation license was issued in November 2006, and is valid until April 2008. In December 2007, the Company submitted to the State of Goiás Environmental Agency all necessary documents to obtain the renewal of the operational environmental license for the Chapada Mine. All required licenses have been obtained and are in good standing for the Chapada Mine.

The following is a summary of the Environmental Impact Study carried out by Geomina Consultants:

Environmental and socioeconomic characterization of the mine influence area was done by using existing available data, and by obtaining site-specific information. No ethnic minorities or tribal groups were identified in the mine area of influence. A non-intervening archaeological inspection, developed in May 2004, led to the identification and registration of 8 and 9 archaeological sites and occurrences, respectively. The archaeological rescue identified 19 sites and 8 occurrences effectively. The pieces rescued are entrusted at Porangatu Museum. During 2009 a new archeological rescue effort will be done at the new sites that will be flooded to increase the tailings dam.

Site vegetation survey identified 118 species of six types of vegetation, reinforcing the tropical (savannah) characteristics of the natural vegetative covers. Four protected species were found. Deforestation licenses were approved. Two forest reservations

(186 and 234 hectares) were created according to the legislations, and the land use in these areas is restricted. Fauna studies identified a total of 121 species, 6 of them being protected. According to the environmental impact study, minimal impacts to these species are expected.

An environmental characterization test program was conducted on the unprocessed rock and mill products during year 1997 by using EPA standards protocols. The results have suggested low Acid Rock Drainage potential. Aluminum, iron and manganese were found in drill holes within concentrations detected in the local groundwater. The potential implication of selenium presence in some cases should be reviewed during operation. Surface water background concentrations are higher than expected discharges. Yamana is clarifying Class 2 water quality compliance, according to the National Environmental Council (CONAMA) Rule 357/2006. Effluent physicochemical treatment facilities include a specific pond for tailing dam overflow and/or contaminated excess pit water. A monitoring program will assure water quality compliance. Storm water runoff and hazardous liquids handling are adequately addressed using Best Management Practices. Sewage treatment plant is operating in order to attend all mine sanitary. Industrial, sanitary and solid waste have been disposed of at the Chapada facilities, respectively in a Temporary Deposit for Waste and in the Alto Horizonte landfill.

Closure and reclamation plan is being revised in order to improve environmental and human life protection, reducing long-term monitoring, maintenance, and potential liabilities. An amount of approximately $51 million is estimated for closure and abandonment costs by the end of mine life.

Taxes

It was reported to IMC that income taxes are 34% of taxable cash flow. This is made up of two components, a 25% corporate tax rate and a 9% social contribution. In addition to direct operating costs, royalty payments and capital depreciation are deducted to calculate taxable cash flow.

Mine Life

Based on the Metalica current mine plan, open pit operations will go through most of 2020. Processing of low grade stockpile material would potentially extend the project life to about 2023.

Current Exploration and Development

During 2010, the Suruca pre-feasibility study was carried out to evaluate the economic viability of the Suruca project development. In late December 2011, the Company completed the feasibility study only on the heap leach of oxide ore at Suruca, which supports average production of 45,000 - 50,000 gold ounces per year over an initial five years beginning in 2014.
Mineral Reserves for the Suruca project are classified in accordance with the 2005 CIM Standards, and are estimated based on a gold price of US$900/oz. Mineral Reserves for oxide and sulfide ore amount to approximately 1.1 million ounces, broken down as follows:
Suruca Probable Mineral Reserve, Effective Date December 2011

Suruca Project	Probable Reserves		Contained Metal (oz)
	Tonnes (tx1000)	Au (g/t)	Au (oz x 1,000)
Oxide	18,391	0.458	271
Sulphide	40,473	0.585	761
Total	58,870	0.545	1,032

Notes:
1.	All Mineral Reserves are in the Probable category.
2.	Mineral Reserves are estimated using a US$ 900/oz gold price and economic function that includes operating costs, metallurgical recoveries and selling costs has been applied.
3.	Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.
4.	Tonnage and grade measurements are in metric units. Gold ounces are reported as troy ounces.

Project construction for Suruca oxide ore and Chapada's gold recovery increase took place in 2012 and the production phase of the project will start in 2014.
The Chapada gold recovery rate increase will happen in two stages:

1.	The first stage is associated with the CIL plant at the beginning of the project (Phase 1), adding 10% to the average recovery rate; and

2.	The second stage occurs on completion of the Suruca sulphide plant in 2016 (Phase 2), adding, an additional 10% to the recovery rate.
The cash flow analysis was completed by Yamana based upon data generated in the pre-feasibility study for both oxide and sulfide ore.

The main assumptions related to the base case are:

•	Gold price equal to US$1,300/oz in 2013 and US$1,100/oz in subsequent years

•	Rate of exchange equal to R$1.80/US$

•	Sale tax (“CEFEM”): 1% of annual sales value

•	Investment made with 100% own capital

•	Third party mine operation

•	Processing plant operated by the Company

•	Discount rate of 5% in real terms per year

•	Interest on equity equal to 10% per year (annual “Selic” rate of the Brazil Central Bank)

•	Use of the following incentives: Special Regime for Acquisition of Capital Assets by Exporting Companies (“RECAP”) and drawback incentive for international supplies acquisition.

•	Depreciation: according the present Brazilian legislation

•	Income tax of 25% plus social contribution of 9% generating a total income tax of 34%

•	Residual value composed by assets sells, tax credit recover of 70% for States taxes (the Federal Tax credits is recovered in the life project) and working capital return

The following table presents the sensitivity analysis for the 5% net present value of the project and the internal rate of return respectively. For example, a 10% price change impacts the projects net present value and after-tax internal rate of return by approximately US$61.0 million ($117.2 million - $56.2 million) and 5.2% (15.0% - 9.8%) respectively.
Sensitivity Analysis - Net Present Value x Discount Rate to the Firm

Discount Rate	NPV
15.00%	184,120
12.50%	18,143,413
10.00%	41,961,762
7.50%	73,882,126
5.00%	117,180,852
0.00%	259,946,288

The cash flow analysis of the feasibility study on the oxides at the Suruca project was completed by Yamana in December 2011.

The main assumptions related to the base case are:

•	Gold price equal to US$1,750/oz in 2013, US$ 1,800/oz in 2014 and US$1,300/oz in subsequent years

•	Rate of exchange equal to R$1.90/US$

•	CEFEM: 1% of annual sales value

•	Investment made with 100% own capital

•	Third party mine operation

•	Processing plant operated by the Company

•	Discount rate of 5% in real terms per year

•	Interest on equity equal to 10% per year (annual “Selic” rate of the Brazil Central Bank)

•	Use of the following incentives: RECAP and drawback incentive for international supplies acquisition.

•	Depreciation: according the present Brazilian legislation

•	Income tax of 25% plus social contribution of 9% generating a total income tax of 34%

•	Residual value composed by assets sells, tax credit recover of 70% for States taxes (the Federal Tax credits is recovered in the life project) and working capital return

The following table presents the sensitivity analysis for the 5% net present value of the project and the internal rate of return respectively. For example, a 10% price change impacts the projects net present value and after-tax internal rate of return by approximately US$-5.4 million (US$54.4 million - US$59.8 million) and -5.2% (30.1% - 35.3%), respectively.
Sensitivity Analysis - Net Present Value x Discount Rate to the Firm

Discount Rate	NPV
15.00%	28,271,299
12.50%	34,487,615
10.00%	41,681,588
7.50%	50,033,252
5.00%	59,761,861
0.00%	84,485,601

Drilling continued at Corpo Sul, a gold and copper deposit discovered in 2011 at the southwest end of the orebody of Chapada with Mineral Resources of higher average grade cores especially near the current Chapada pit. The Company has completed 29,000 metres of diamond drilling out of a total planned program of 34,575 metres. The additional drilling has further defined the geometry and grade continuity of Corpo Sul from the southwest limits of the 2011 Mineral Resources for an additional strike length of 2.9 kilometres. Mineralization and Mineral Resources have been traced along a combined strike length of almost 16 kilometres centered by the main Chapada pit. These new discoveries have led to the initiation of a pre-feasibility study, which was completed by the end of 2012. A feasibility study will be developed during 2013.
The project target is to achieve average annual gold sales of approximately 35,300 ounces per year and approximately 55.2 million pounds per year of copper from 2014 to 2025, generating approximately 325,000 ounces of gold and approximately 222 million pounds of copper.
Mineral Reserves for the Corpo Sul project are classified in accordance with the 2005 CIM Standards, and are estimated based on a gold price of US$950/oz and a copper price of US$ 2.50/lb.
The block model used in this pre-feasibility study includes only Indicated and Inferred Mineral Resources. The pit optimization was completed using only Indicated Mineral Resources. Inferred Mineral Resource blocks were classified as waste material. Total Mineral Reserves amount to approximately 400.86 million pounds of copper and approximately 573,000 ounces of gold, broken down as follows:
Corpo Sul Mineral Reserve, Effective Date December 2012

Category	Tonnage (t x 103)	Cu Grade (%)	Au Grade (g/t)	Cu Content (lb x 106)	Au Content (koz)
Proven	18,837	0.35	0.36	146.90	217.37
High grade sulfides	16,774	0.37	0.39	137.84	210.27
Low grade sulfides	2,063	0.20	0.11	9.06	7.10
Probable	35,811	0.32	0.31	253.96	355.64
High grade sulfides	30,812	0.34	0.34	232.80	336.93
Low grade sulfides	4,999	0.19	0.12	21.16	18.71
TOTAL	54,648	0.33	0.33	400.86	573.01

Notes:
1.	The Mineral Reserves include the Sulfide Mineral Reserves declared with the study carried out by Coffey Mining (Mar/2012).
2.	Rounding, as required by reporting guidelines, may result in apparent differences in tons, grades and metal content.
3.	Tonnage and grade measurements are in metric units
4.	Copper and gold contents are expressed as in-situ content
5.	Mineral Reserves estimated with gold price reference of US$950/oz and copper reference price of US$2.50/lb

The cash flow analysis was completed by Yamana based upon data generated in the pre feasibility study.

The main assumptions related to the base case are:

•	Gold price equal to US$1,700/oz in 2014 and 2015, US$ 1,300/oz in subsequent years

•	Copper price equal to US$3.75/lb in 2014, US$3.50/lb in 2015 and US$3.00/lb in subsequent years

•	Rate of exchange equal to R$ 2.00/US$

•	CEFEM: 1% of annual sales value

•	Investment made with 100% own capital

•	Mine operation carried out both with own and third party equipment fleets

•	Ore processing at the existing Chapada project processing plant.

•	Discount rate of 5% in real terms per year

•	Not considered any taxation benefits or incentives. Both Capex and Sustaining 100% capitalized.

•	Depreciation: according the present Brazilian legislation

•	Income tax of 25% plus social contribution of 9% generating a total income tax of 34%

•	Residual value composed basically of assets sales.
The following table presents the sensitivity analysis for the 5% net present value of the project and the internal rate of return respectively. For example, 10% price change impacts the net present value and after-tax internal rate of return by approximately US$-11.7 million (US$123.9 million - US$106.3 million) and -11.4% (55.3% - 43.9%), respectively.

Sensitivity Analysis - Net Present Value x Discount Rate to the Firm

Discount Rate	NPV
15.00%	62,006,505
12.50%	73,413,421
10.00%	87,123,239
7.50%	103,722,910
5.00%	123,979,283
0.00%	179,837,921

Chapada produced a total of 128,171 GEO contained in concentrate in 2012 compared with 135,347 GEO contained in concentrate in 2011. Chapada copper production was 150.6 million pounds in 2012 compared with production of 166.1 million pounds of copper in 2011. Production for 2012 was expected to be lower than 2011 as a result of lower grades and recovery rates for 2012 relative to 2011. However, production levels from Chapada in 2012 were higher than the mine plan, mainly as a result of increased tonnage of ore mined and processed. Gold production is expected to increase in 2014 and in the years to follow, mostly as a result of the start-up of the oxide gold operation at Suruca and the expected gold and copper production from Corpo Sul.

In 2013, the Company expects to begin evaluating the area to the southeast of Corpo Sul and Chapada on targets that have already been identified, with the goal of unlocking further value at Chapada. The Company's strategic plan is to ensure sustainable production from Chapada of at least 150,000 gold ounces and 135 million pounds of copper from 2015 for at least five years.

El Peñón Mine

Unless otherwise stated, the information, tables and figures that follow relating to the El Peñón Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the El Peñón Mine, Northern Chile” dated December 7, 2010 (the “El Peñón Report”), prepared by (the “El Peñón Qualified Persons”) Stuart E. Collins, P.E., Chester

M. Moore, P. Eng., Kevin C. Scott, P. Eng., Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”). The technical information contained in this section of the annual information form, other than the technical information set forth under the heading “- Current Exploration and Development”, has been reviewed and approved by the El Peñón Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the El Peñón Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company's SEDAR profile at www.sedar.com.

Property Description and Location

The El Peñón property is located in the Atacama Desert in northern Chile, approximately 165 kilometres southeast of Antofagasta. Yamana owns 256 individual mining claims comprising an area of 49,302 hectares covering the El Peñón mine, the Fortuna area and surrounding exploration lands. The Company became the 100% owner of El Peñón when it completed the final step of the acquisition of Meridian Gold Inc. (“Meridian”) on December 31, 2007. The mine operates on a year round basis.

The El Peñón mine is subject to a 4% royalty payment calculated over annual taxable income, which amounts to approximately $6,000,000. In addition, a 2% net smelter return is payable to Gold Fields Limited as agreed in the purchase of the Nado claims covering the Fortuna area. Approximately $1,000,000 is payable by Minera Meridian Limitada to Gold Fields Limited on a yearly basis.

The El Peñón mine has been operating since 1999 and has sufficient surface rights for mining and processing operations. As well, the El Peñón mine has sufficient water, power and labour supplies and sufficient areas for tailings and waste disposal.

At the El Penõn mine, the Company holds all the necessary environmental licenses and permits to operate the mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Antofagasta is the principle source of supply for the mine. It is a port city with a population of 302,000 and daily air service to Santiago. The mine is accessible by a paved road, with travel time from Antofagasta to the mine being approximately 2.5 hours.

The climate in the Atacama is very arid, with a mean annual precipitation in most areas of virtually zero. The temperature ranges from near freezing to +29C. The mine is contained in a desert climate characterized by an extreme dryness, little to no precipitation, and great thermal amplitude (- 0.5°C to +30°C).

Currently, the physical plant site includes administrative offices, open pit and underground mine workings, a mill, laboratories, ore stockpiles, waste dumps, coarse ore storage, tailings storage, workshops, warehouses and the accommodation complex and associated facilities such as cafeterias and recreation facilities. The mine has access to facilities which provide basic infrastructure to it such as electric power, water treatment and supply and sewage treatment. Underground infrastructure includes mine ramps, ventilation raises, maintenance shops and mobile equipment fleet.

The mine is at an elevation of approximately 1,800 metres above sea level. Relief in the area is modest, with widely dispersed hills and peaks separate by very broad open valleys. There is little or no vegetation or wildlife in the area around the mine, and the principal land use is mining.

History

The discovery of El Peñón was the result of successful grassroots exploration carried out by geologists of FMC Gold, predecessor to Meridian, through the early 1990s. In July 1998, Meridian made the decision to place the property in production, and construction on a 2,000 tonnes per day mine and mill facility commenced later that same year. Production began in September 1999, ramping up to full capacity by January 2000 and has continued to the present day. Since September 1999, the operation has run continually at design and increased capacity, treating both open pit and underground ore.

As of December 31, 2009, the mine produced approximately 8,409,000 tonnes of ore grading 11.3 grams per tonne of gold and 264 grams per tonne of silver.

Historical Mine Production to December 31, 2009

Year	Tonnes	Au Grade (g/t)	Ag Grade (g/t)
1999	369,290	13.96	215.08
2000	640,045	14.71	215.43
2001	707,199	18.92	300.08
2002	582,478	17.89	270.94
2003	542,616	16.40	247.50
2004	568,170	13.90	222.04
2005	734,372	12.35	236.69
2006	861,224	8.71	230.00
2007	968,159	8.17	291.45
2008	1,044,176	6.91	298.70
2009	1,391,486	5.82	289.22
Mine Total	8,409,215	11.29	263.55

The mineralized veins at El Peñón have received significant amount of underground development. In total, approximately 87,600 metres of underground development has been carried out from 1998 to December 2009.

Underground Development, 1998-2009

Year	Mine Development (m)
1998	2,901
1999	9,445
2000	4,386
2001	5,262
2002	5,678
2003	5,893
2004	7,493
2005	9,249
2006	8,610
2007	9,547
2008	9,573
2009	9,599
Total	87,635

Geological Setting

The El Peñón mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous and Early Eocene magmatic arc rocks, of the Paleocene belt. Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile. This belt hosts many epithermal deposits and subvolcanic porphyry systems.

The mineralization at El Peñón is hosted by near-horizontal to gently dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Rhyolitic intrusives, domes, and associated flows are intercalated with earlier volcanic units. The distribution of Cretaceous and Eocene volcanic rocks is controlled by graben structures bounded by north-northeast trending faults. These are steeply dipping regional-scale structures with displacements in the order of hundreds of metres. The principal direction for late dikes and many of the highest grade mineralized faults is parallel to the bounding faults. Mineralized faults dip steeply eastward on the east side of the property and westward on the west side, in a fashion implying a horst/graben extensional structure. Most of the mining takes place along north-trending veins. A relatively minor amount of production has taken place along northeast-striking structures.

Exploration

Regional exploration focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the acquisition of the El Peñón property in 1993. Trenching carried out that year, followed by a 13-hole drilling program, discovered significant gold and silver mineralization. The next year, the first hole of a follow-up program intersected 100 metres grading 10.9 grams per tonne of gold and 123.4 grams per tonne of silver in what eventually became the Quebrada Orito deposit.

In 2009, 57,935 metres of exploration drilling and 58,149 metres of infill drilling were completed. This drilling was designed to locate the extensions of known veins and discover new veins in order to replace the Mineral Reserves and Mineral Resources extracted in the mining areas. The 2009 exploration program included Mineral Resource definition and extension drilling in various areas such as Abundancia and Esmeralda, Al Este, Bonanza Norte, and Martillo Flats. New discoveries were made at Martillo Central Sur, and Martillo Flats Hangingwall, and vein extensions were located at Bonanza Norte, Pampa Campamento, and Sorpresa. Mineral Resource infill drilling occurred at Bonanza Norte and Pampa Campamento.

In 2010, to the end of September, a total of 39,905 metres of exploration and 54,820 metres of infill drilling were completed. The 2010 drilling is designed to locate the extensions of known veins and discover new veins in order to replace the Mineral Reserves and Mineral Resources extracted in the mining areas. The 2010 exploration program included Mineral Resource definition drilling at Al Este, Dorada, Providencia, Sorpresa, Pampa Campamento, and Martillo Central Sur. Extension drilling took place in various areas such as Abundancia and Esmeralda, Al Este Norte, Bonanza Norte, Fortuna, and Martillo Flats.

See also “- Current Exploration and Development”.

Mineralization

The deposits at El Peñón are low to intermediate epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins. Gold and silver mineralization consists of disseminated electrum, native gold, native silver, silver sulphosalts, and silver halides occurring in a gangue of predominantly quartz, adularia, carbonate, and clay. Electrum is the most common form of precious metals in the deposit and occurs as micron to millimetre-size subrounded and irregular grains. Two phases of electrum are present: a primary phase, which contains approximately 55% to 65% gold, and a secondary phase, which has resulted from supergene processes that have remobilized silver and which typically consist of over 95% gold.

Sulphide minerals are relatively rare, and this may be due to oxidation, or to an initial low overall abundance such as would occur in a low sulphidation environment. Abundant iron and manganese oxyhydroxides are common with only trace occurrences of relict sulphides. In order of abundance, trace amounts of pyrite, galena, sphalerite, chalcocite, and covellite can be present. Gangue minerals comprise fracture and breccia-filling and replacement quartz, adularia, carbonates, and clay minerals. Vein textures often display crustiform textures, although the highest grade gold-silver mineralization is reported to be associated with massive banded quartz-adularia. Gangue minerals occur as open space filling as well as replacements of primary host rock mineral phases.

There are thirteen main vein zones and many subsidiary veins in nine vein systems that have supported, support currently, or are planned to support surface and underground mining operations. The veins strike predominantly north-south and dip steeply to the east and west. North-northeast to northeast-striking fault zones are also host to mineralized zones, however, the relative proportion of the overall deposit is small. The principal mineralized veins are Al Este, Bonanza, Cerro Martillo/Dorada, Dominador, El Valle/Discovery Wash, Fortuna, Martillo Flats, Pampa Campamento, Playa, Providencia, Quebrada Colorada, Quebrada Orito, and Vista Norte.

The deposit comprises several individual tabular, steeply dipping zones or shoots that are amenable to mining by both underground and surface methods. Vein widths range from decimetre-scale to over 20 metres. Individual mineralized shoots measure from less than one kilometre to four kilometres in strike length, and up to 350 metres in the down-dip direction. Gold grades range up to hundreds of grams per tonne but are more typically less than 30 grams per tonne. Silver grades are in the order of hundreds to thousands of grams per tonne.

Drilling

Systematic testing of the gold-bearing zones was started by Meridian in 1993 and continues to the present. Exploration work has continued in order to develop drill targets to replace Mineral Reserves. Drilling is carried out on a nominal 60 m x 60 m pattern, with infill holes drilled on a 30 m x 30 m pattern. Preliminary Mineral Resource estimates are made using the drill information. Later, the estimates are refined using chip sample assays collected from the underground development. Underground definition drilling is completed on a 30 m x 30 m spacing where required and some drilling is carried out on a 15 m x 15 m pattern if needed for grade control purposes, and to aid in resolving local structural complexities. Short test holes are also used to locate veins to assist mining and grade control.

Surface drilling is mostly reverse circulation, with at least one diamond drill hole per 30 m section. Often, holes are collared with reverse circulation equipment, until the hole is almost in the zone, and then changed over to diamond core. Some are cored for the entire length. Core size is HQ (63.5 mm core diametre), sometimes reduced to NQ (47.6 mm diametre). Reverse circulation holes are drilled with 146 mm diametre equipment, which produces a hole approximately 152 mm in diametre.

See also “- Current Exploration and Development”.

Sampling and Analysis

Samples are taken by surface and underground drilling and by panel sampling of mine headings. Surface drilling typically is carried out to trace the structures and estimate Mineral Resources. Mine sampling comprises both definition diamond drilling as well as sampling of development headings for grade control. The exploration samples consist of reverse circulation cuttings and half-core splits of diamond drill core. The mine samples are drift face panel samples and whole drill core.

Exploration reverse circulation samples are taken at two-metre intervals outside and one-metre intervals inside a mineralized zone. The drillers take two samples from every interval, splitting the cuttings with a riffle-type sampler. Each sample represents 18.75% of the total sample. Samples are placed in plastic bags and transported to the on-site Acme Analytical Laboratories Ltd. (“Acme”) sample preparation facility. One sample is kept for reference and the other is prepared for analysis. Specimens are also collected in chip trays for logging.

Surface drill core is delivered to the logging and sampling facility located near the mill/office complex. Core is logged and marked for sampling by the geologist. Sampling technicians photograph the intact core, split the core samples, place them in plastic bags, and deliver them to the sample preparation facility. All surface samples are assayed by Acme in La Serena.

Mine drill hole samples are collected in the same fashion as exploration holes, except that they are delivered to the mine site laboratory.

Each underground drift face is mapped and sampled by the grade technicians. Samples comprise chips taken from panels measuring approximately one metre high and a maximum of one metre wide. Minimum sample widths are 30 cm in the vein and 50 cm in the waste. Boundaries to the sampled areas are placed at vein contacts and major structures. The sample sizes are constrained to between five kilograms and nine kilograms. The geological technicians measure the distance and direction from the nearest survey station to the sampled interval. The samples for each face are rendered as linear strings of samples in a fashion similar to drill holes (pseudo-drill holes). The “collar” of the drill hole is the left-hand end of the sample string. The “azimuth” is approximated as the direction parallel to the drift face. Sample lengths are projected to the face onto a linear trace of the pseudo-drill hole to account for irregularities or curvature of the face.

El Peñón used Acme, an ISO 9001:2000 certified laboratory in Santiago, Chile, and Geoanalitica Ltda. (“Geoanalitica”), an ISO/IEC 17025 certified laboratory in Coquimbo, Chile, for all assaying of the surface and underground exploration plus infill drilling. Pulp samples are sent for analysis in sealed batches by truck/air. The El Peñón laboratory handles all production samples from the mine. Certified standards and duplicates, as well as pulp blanks and sterile sample, were used for quality control purposes. Pulp samples were resubmitted to a second outside laboratory (Andes Analytical Assay Ltda. (“Andes”) ISO 9001:2000 in Santiago, Chile).

In 2010, El Peñón began submitting pulp samples to ALS Chemex in La Serena, Chile, as well as Acme and Geoanalitica.

The following procedure was used for El Peñón's sample preparation and assaying:

•	A submittal form was filled out by a geologist or technician and delivered with the samples to the Acme preparation facility.

•	Samples were opened and dried at 60ºC as required.

•
The entire samples were crushed to better than 85% -10 mesh. Crushers were cleaned with compressed air between every sample and with barren waste every 5th sample and quartz every 40th sample. Granulometric checks were done every 20 samples.

•
A 500-gram subsample was taken and the split was pulverized using a chrome-steel ring mill to better than 85% -150 mesh. Granulometric checks were done every 20 samples. Pulverizers were cleaned with compressed air between every sample and with waste every 5th sample.

•	Two 250-gram pulps were separated, one for analysis and one for storage.

Standard fire assay (“FA”) methods using a 50-gram pulp sample were used to determine total gold content. Samples assaying greater than or equal to 5 parts per million of gold using FA with an atomic absorption spectrometry (“AAS”) finish were reassayed (FA) with a gravimetric finish for accuracy. Assays for silver were completed using an aqua regia digestion of a sample followed by AAS. Samples for which the preliminary assay is greater than 100 grams per tonne of silver but less than 5 grams per tonne of gold (i.e., high silver but low gold) are rerun using a four-acid digestion and AA.

In 2009 (to November 9), Acme prepared 38,896 samples and sieve tests indicate that the preparation of the samples was completely acceptable. A total of 1,599 tests (4.1%) for crushing and 1,561 tests (4.0%) for pulverizing were completed. Only one pulverizing test returned a result under 95% passing 150 mesh and it was 94.72%, which is acceptable.

Between January 1 and November 9, 2009, a total of 41,343 samples were shipped to Acme, Geoanalitica, and Andes for analysis. A total of 15 standards at various gold and silver grades were used. During this period, Acme prepared 34,301 pulps from 201 surface drill holes and inserted 739 control samples in the analytical stream with these samples. Results from 127 sterile samples inserted to monitor sample preparation were 100% satisfactory for both gold and silver. Results from 186 sample blanks inserted to monitor contamination during analysis were 97% acceptable for gold and 100% acceptable for silver. The results for the 305 standard samples inserted into the sample stream were 100% acceptable for gold and 97% for silver. The silver failures were reanalyzed as required.

A total of 732 preparation duplicates and 265 analytical duplicates were analyzed for El Peñón. Only seven preparation duplicates and five analytical duplicates required remedial action. Overall correlation was excellent for both gold and silver.

As well, 28,025 production samples (drill core, channel samples, muck samples) were shipped to the El Peñón laboratory in 2009, which uses similar protocols to Acme.

Security of Samples

Sample security is considered adequate since all samples are collected and prepared in secure sites and transported by Yamana personnel and/or selected contractors.

Mineral Resource and Mineral Reserve Estimates

See “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.

The methodology of estimating Mineral Resources includes:

•	Statistical analysis and variography of gold and silver values in the assay database as well as on sample composites.

•	Construction of a block model using Vulcan software.

•	Grade interpolation using kriging method, and inverse distance squared (ID2) method for veins which did not have sufficient data to calculate variograms.

All Mineral Reserves are estimated using modern software programs. Vulcan is the general mine package used in conjunction with Microsoft Excel and AutoCAD.

The economic value of each potential mining outline is calculated using forecast long-term prices per ounce of gold and per ounce of silver, using diluted tonnes and grades, as stated in the “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”. Net block values are weighed against forecast costs and metallurgical recoveries for each potential mining outline. These combined economic revenue and cost models are part of the Selective Mining Unit (“SMU”) models.

The procedure for determining the Mineral Reserve blocks for Proven Mineral Reserves and Probable Mineral Reserves is summarized below:

•	The geological interpretation and Mineral Resource estimation is supplied by the geology staff.

•	An SMU is determined based on the mining method employed, geomechanical rock properties, dilution expected, and the block values.

•	SMU solids are designed in Vulcan and AutoCAD.

•	Additional economic criteria are applied which include metal prices, operating costs, and recoveries.

•	Blocks are analyzed for inclusion into the life of mine plan (the “LOM Plan”).

•	If the value of the mining block is positive, then a development cost analysis is applied to the block before final inclusion in the LOM Plan.

Mining Operations

Mining Method and Metallurgical Process

The primary mining method is an underground bench and fill method and all access to the veins is by ramps and crosscuts. Veins are separated by a distance of 100 metres to 500 metres. The application of this method will vary between veins, but it is usually applied to sublevels spaced between 10 metres and 18 metres. Vein dips are steep and the bench drifts are built along the strike of the vein. A top access drift is driven for drilling, and a bottom access drift is driven for ore extraction. Depending on the vein width, the access drift dimensions are generally 3.5 metres wide by 4.0 metres high. Both the drill access drift and the lower ore extraction drift are grade-control sampled every drill, blast, load and haul cycle.

For design and operating, the typical parameters for the SMU are for stope dimensions of one metre to six metres width by six metres to 16 metres height by 15 metres length. Vein widths will dictate how much dilution will be realized during the mining of the stope.

Options to reduce the mining dilution are either to use narrower stope widths or employ a resueing mining method. Resue (split blasting) mining consists of mining the ore first in a drift, and then blasting and loading just enough width to allow for mining equipment access. If narrow stope widths are used to reduce dilution, then smaller equipment is needed to work in the narrower underground openings.

Once the drifts are established and the required ground control support is applied, the production stoping of the ore body commences. Backfilling is performed after the stope is mined out.

El Peñón has employed open pit mining in the past. There are no significant open pits planned for the El Peñón veins, but small tonnages of near-surface, lower-grade material may be mined in the future to provide additional mill feed.

All underground mining drift, cross cut, and stope areas are first approved by El Peñón geotechnical staff before any full scale production commences. Monitoring of the production stopes and development areas is also performed by the geotechnical staff. Typical ground support includes, but is not limited to, split-set bolts, resin bolts, wire mesh and shotcrete.

The El Peñón processing plant has been modified with the potential to increase production capacity to approximately 4,350 metric tonnes per day of stockpiled and mined ore, or 1.59 million metric tonnes per year. Yamana has accomplished this by steadily increasing throughput through the addition of new equipment to the process plant. In addition, through the latter part of 2007 and early 2008, the product grind size to feed the cyanide leaching circuit was steadily increased from a P80 of 120 ìm to 180 ìm, which allowed more tonnage throughput at the expense of a small reduction in recovery.

With the base case scenario of approximately 3,150 metric tonnes per day, there is an increase in recovery for the life of mine plan. Based on the mine life with current Mineral Reserves (2011 - 2015), the plant would operate at a rate of approximately 3,150 metric tonnes per day, or 1.15 million metric tonnes per year from stockpiled and mined ores. In 2016 the plant production is scheduled to again increase throughput to 3,850 metric tonnes per day.

Run-of-mine stockpile ore is dumped onto a grizzly and passes through to a 100-tonne live storage bin. From there ore is fed to a 950 mm x 1,250 mm jaw crusher by an apron feeder. Ore is further crushed in a newly installed secondary cone crusher that produces a crushed product P80 of 30 mm.

Crushed ore is stored in a 1,500 tonne capacity bin, from which it is fed to a 4.72 metres x 7.77 metres 2,500 kW semi-autogenous grinding (“SAG”) mill. A new 4.27 metres x 6.10 metres diameter ball mill was added in series with the SAG mill in 2009 to increase mill capacity. Pebbles from the SAG mill are crushed in a pebble crusher. Cyanide solution and lime are added in the grinding circuit. The grinding mills are in closed circuit with hydrocyclones.

The grinding circuit product, the cyclone overflow at a nominal P80 of 180 ìm, is sent to a thickener where the solution is thickened to 50% solids with the underflow reporting to a cyanide leaching circuit. The thickener overflow is sent to the unclarified solution tank. The leaching circuit product is sent to a counter current decantation (“CCD”) circuit.

The precious metals are recovered in a zinc precipitate Merrill-Crowe process. The overflow solution from the first CCD thickener is sent to the mill solution storage tank or alternatively to the unclarified solution tank. Mill solution is recycled to the SAG mill.

Unclarified solution is sent to the clarification circuit where it is filtered ahead of reporting to the pregnant solution tank. Some additional equipment was added to the clarification circuit in 2009. The solution is then de-aerated in a vacuum tower and zinc dust is added ahead of pressure filters. A pre-coat filter aid is added ahead of the filters as well as the clarification filters. Gold and silver are precipitated on the zinc dust which is collected from the pressure filters and calcined in a mercury retort to remove contained mercury. The calcined precipitate is then smelted in a tilting furnace with slag making additives to make doré bars containing approximately 2.1% gold and 97.9% silver.

The thickened solution from the 4th thickener underflow in the CCD circuit is sent to a surge tank and then the contained water is removed by belt filters. The filtered product at approximately 20% solids is sent to the dry tailings impoundment area.

The mill throughput has steadily increased over the years. The throughput has increased from approximately 2,500 tonnes per day in 2005-2006 to 3,600 tonnes per day in 2009 and eventually to a nominal production rate of 4,350 tonnes per day starting in December 2009 with the mill expansion project. This has allowed gold production to stay reasonably constant despite falling head grades. Starting in 2011, the life of mine plan based on current Mineral Reserves shows El Peñón mill operating at a rate of approximately 3,150 metric tonnes per day, or 1.15 metric million tonnes per year, for a period of five years (2011 - 2015). In 2016 the processing rate increases to 1.41 million metric tonnes per year.

The gold head grade has steadily decreased from over 11 grams per tonne of gold in 2005 to close to 5 grams per tonne of gold in 2010. Gold recovery has been impacted by the falling of the head grade as well as the increase in grind size, trending down from 96% to 91%. Gold production has averaged 226,000 ounces per year over the last four years.

Silver is an important by-product of the El Peñón operation. Silver grades have remained more constant than gold grades as the silver to gold ratio has changed from approximately 20:1 to over 40:1 in the last three years. Silver recovery has typically been 3% to 4% less than gold recovery.

The metallurgical recoveries have been relatively consistent, averaging 91.3% for gold and 86.6% for silver over the last three years with the increase in mill throughput. El Peñón expects that the recoveries will increase to 94% for gold and 92% for silver at the base case mill production rate of 3,150 tonnes per day processed.

The 2009 mill expansion project, which increased the nominal mill capacity to 4,350 tonnes per day, was reported to have cost $8.9 million, including $2.8 million in equipment costs and $4.1 million in construction costs. These mill modifications have increased capacity or alternatively allow El Peñón the ability to increase the metal recoveries due to longer grinding times which produce finer particles for leaching, and also allow for longer leach times to increase recovery.

The number of processed tonnes are based on weightometer readings that are located on the SAG mill feed conveyor and at the tailings discharge point. Daily analytical results from samples of plant solutions and tailings discharge are used to calculate plant metallurgical performance. Metal sales and inventory contained in the circuit and refinery are determined at the end of each month and appropriate adjustments are made. From this information, the mill reports the back-calculated head grades of the mill feed.

Mine Life

The El Peñón mine is targeted to have a mine life of at least 7 years, based on the Mineral Reserves set out in the El Peñón Report.

Markets

The principal commodities produced at El Peñón are gold and silver in the form of doré bars, which are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.

Contracts

El Peñón has a number of contracts in place, which is not uncommon for a typical mining operation located in Chile. The terms of the various contracts are within industry norms.

Environmental Considerations

Continuous monthly and annual environmental monitoring includes, but is not limited to, the following areas:

•	The tailings are sampled and tested for cyanide, copper, mercury, lead, iron, zinc, silver, and arsenic.

•	A continuous air sampling station was established and periodic testing is performed.

•	Emissions from the laboratory and refinery are monitored.

•	Water table levels are reported annually.

El Peñón originally received environmental approval in 1998. El Peñón has a number of operating permits in place which are detailed in the current technical report. Dried mill tailings at approximately 15% to 20% moisture are transported to the tailings storage area, for disposal. Scott Wilson RPA understands that there are no outstanding liabilities associated with the El Peñón operations and that operations do not present unusual or significant impacts on the environment. El Peñón has a Reclamation and Closure Plan in place. Government regulations require that a full closure plan be submitted when mine life drops to less than five years.

Taxes

As reported in the 2010 El Peñón life of mine (“LOM”) plan, the booked tax rate is 35% on revenue after deductions for operating costs, depreciation and amortization. The adjusted tax rate paid on revenue after deductions for operating costs (less royalties), depreciation, and amortization was 17%. No other taxes were shown in the El Peñón LOM.

Current Exploration and Development

El Peñón produced 462,496 GEO during 2012 compared to 475,586 GEO in 2011. Production for 2012 consisted of 317,557 ounces of gold and 7.2 million ounces of silver, compared with 306,184 ounces of gold and 8.5 million ounces of silver produced in 2011. Production of gold increased mainly as a result of higher feed grade, while production of silver decreased due to lower feed grade and lower recovery rate. These variations in grade and recovery are consistent with the mine plan for 2012 and the result of the combination of ore from different veins and mines.

During 2012, 427 diamond and reverse circulation drill holes were completed at El Peñón. The majority of the drilling was completed at Dorada West, Fortuna East and the Elizabeth vein at Pampa Augusta Victoria (“PAV”). The drilling completed in 2012 allowed for initial Mineral Resource estimates to be completed at all of the new vein zones.

Dorada West is located immediately to the south and west of Dorada and west of Providencia, approximately halfway between the Providencia and Dorada vein deposits. Drilling has outlined mineralization along a strike length of approximately 900 metres and a dip length of 150 metres. The deposit remains open to the south and down dip.

At Fortuna East, wide spaced drilling has outlined several centers of high grade gold and silver similar to the Fortuna deposit located 400 meters to the west. To date, mineralization has been traced along a minimum strike length of 1,000 meters and remains open to both the north and south. Infill drilling will be completed in 2013 to better define the tenor and continuity of the high grade areas.

At Elizabeth drilling has outlined a vein structure that is very similar in appearance and grade to the Victoria vein located 400 metres to the west. However, the vein width at Elizabeth is typically narrower than Victoria with the average width being less than one metre.

Exploration has been ongoing for 20 years at El Peñón, which has a long track record of replacement of ounces mined. Exploration at PAV is being accelerated as part of the Company's continuous exploration effort on high grade areas at El Peñón. This is expected to return significant near surface gold and silver values, improve production and provide mining flexibility for a sustainable production level of about 440,000 GEO per year and ultimately increase mine life. Development has commenced at PAV.

Jacobina Mining Complex
Unless otherwise stated, the information, tables and figures that follow relating to the Jacobina Mining Complex (“JMC”) are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” dated March 30, 2009 (the “Jacobina Report”), prepared by (the “Jacobina Qualified Persons”) Normand Lecuyer, B.Sc., P.Eng. and Chester M. Moore, P.Eng., Scott Wilson RPA. The technical information contained in this section of the annual information form, other than the technical information set forth under the heading “- Current Exploration and Development”, has been reviewed and approved by the Jacobina Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.
Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Jacobina Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company's SEDAR profile at www.sedar.com.
Property Description and Location
The Jacobina property is located in the state of Bahia in northeastern Brazil approximately 340 kilometres northwest of the city of Salvador. Salvador, the state capital of Bahia, has a population of 2.5 million. The property is comprised of 5,996 hectares of mining concessions and 128,209 hectares of granted exploration concessions. The exploration concessions are renewable on a three year basis and have annual fees ranging from $0.70 to $1.30 per hectare. The Jacobina property forms a contiguous elongated rectangle extending 155 kilometres in a north-south direction, and varying from 2.5 to 4 kilometres in width. This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north-south axis.
A significant portion of three of the Jacobina mine concessions are located within the boundary of Parque Sete Passagens or the park buffer zone. Mining is not permitted within the park but JMC has valid mining concessions issued by the Departamento Nacional de Produção Mineral (DNPM) and JMC is currently negotiating for access into the park with state government and park officials.
On April 5, 2006, Yamana acquired the Jacobina project and exploration projects in the Bahia gold belt through its acquisition of all of the outstanding shares of Desert Sun Mining Corp. (“DSM”). The project is owned through Yamana's wholly-owned subsidiary, Jacobina Mineraçao e Comercio Ltda.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access to the property from Salvador is via paved secondary highway to the town of Jacobina approximately 330 kilometres north-northwest. Well-maintained paved roads from the town provide access to JMC as well as the Pindobaçu deposit.
The town of Jacobina is a regional agricultural centre. It provides all the accommodation, shopping and social amenities necessary for the mine's labour force. Telephone and high speed internet services are available in the town of Jacobina.
The Jacobina project is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills at an elevation of approximately 500 metres. The immediate area around Jacobina consists of steep-sided ridges rising to 1,200 metres produced by the resistive quartzites, metaconglomerates, and schists of the Paleoproterozoic Jacobina Group. Precipitation at Jacobina is somewhat higher that the regional average, likely due to the mountain range which hosts the deposits. Average annual precipitation is 84 cm with the May to October period being somewhat drier than the rest of the year. Temperatures vary little throughout the year. July is the coldest month with average daytime highs of 26º and nightly lows of 17º. February is the warmest month with average daily highs of 32º and nightly lows of 20º.
The Jacobina mine has all the necessary environmental licenses to operate the project. An environmental license has been applied for from the IMA (Environmental Agency of Bahia State) to construct a new tailings dam. The tailings dam project and applicable environmental studies were presented at a public meeting and the project was well received. The construction license was subsequently issued in May of 2008. The construction of the phase 1 of the new tailings dam is completed and the operational license has been granted.
History
The Serra do Jacobina mountains have been mined for gold since the late 17th century. Numerous old workings (garimpos) from artisanal miners (garimpeiros) can be seen along a 15 kilometres strike length, following the ridges of the mountain chain.
The modern history of the Jacobina mining camp began in the early 1970's with extensive geological studies and exploration carried out by Anglo American Corporation. The feasibility study recommended that a mine be developed at Itapicurú (now covered by the Morro do Vento area) with an initial plant capacity of 20,000 tonnes per month. Development of the Itapicurú mine to access the Main Reef commenced in October 1980 and the processing plant was commissioned in November 1982. The first full year of operation was 1983.

From 1984 to 1987, exploration focused on evaluating the mineralized conglomerates of the João Belo Norte Hill, located about two kilometres south of the Itapicurú mine. This work outlined sufficient Mineral Reserves to warrant an open pit operation, development of which commenced in August, 1989. Concurrently, the processing plant capacity was increased. Underground development at João Belo commenced in 1990, as open pit Mineral Reserves were limited.
William Resources Inc. (now Valencia Ventures Inc.) acquired 100% of the Jacobina gold mine and assumed management effective August 1, 1996, by purchasing Jacobina Mineração e Comércio Ltda. (“JMC”) from subsidiaries of Minorco of Luxembourg and Banque Paribas de France. William Resources operated the João Belo and Itapicurú mines from August, 1996 until December, 1998 when the mines were closed due to depressed gold prices and the strong Brazilian currency. From 1983 to 1998, JMC processed 7.96 million tonnes of ore at a recovered grade of 2.62 grams of gold per tonne to produce approximately 670,000 ounces of gold. The bulk of historic production came from the Itapicurú (Morro do Vento and Morro do Vento Extension) and João Belo areas.
Low metal prices forced the closure of the mine during the 1999-2004 period, after which production began again in mid-2005. Total production from 1983-2005 was 8,586,744 tonnes at a recovered grade of 2.57 g Au/t containing 710,836 ounces gold.
On May 1, 2002, DSM entered into an option agreement with William Multi-Tech Inc. (formerly William Resources Inc. and now Valencia Ventures), whereby William granted DSM the option to earn a 51% interest in William's wholly owned subsidiary, JMC which owned the mineral rights, mines and a 4,000 tonne per day plant located on the Jacobina Mine paleoplacer gold property in Brazil. To earn the 51% interest in JMC, DSM was required to spend $2,000,000 exploring the Jacobina property prior to December 31, 2004. On September 20, 2002, DSM entered into a Memorandum of Understanding (“MOU”), pursuant to which William granted DSM an option to acquire the remaining 49% interest of the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the MOU and a further $5 million in cash within 90 days of earning the initial 51% interest, of which up to $2,500,000 could be satisfied in equivalent value of shares in DSM. In September 2003, DSM completed the required exploration expenditures to earn a 51% interest in the property and then exercised its option to acquire the remaining 49% interest of the Jacobina property. As a result of the exercise of its option, DSM acquired a 100% interest in the Jacobina property.
Reactivation of the João Belo Mine started in April 2004 and in July 2004 ore extraction commenced. The cost of the capital project, including development of the João Belo Mine, refurbishment of the mill facilities and the purchase of all machinery, equipment, and vehicles, was approximately $37 million. DSM poured the first gold bar at the João Belo Mine in March 2005 and declared commercial production effective July 1, 2005. DSM started work in August 2005 on the 720 Level access portal for Morro do Vento and slashing the access adit. As of December 31, 2005, the drift was 720 metres in length. In November 2005, DSM reported that total ore mined in the third quarter ended September 30, 2005 was 340,913 tonnes and ore milled was 300,505 tonnes at an average grade of 2.03 g/t Au. Gold production was 18,683 ounces at an average cash cost of $292 per ounce. The average recovery rate at the mill was 95.4%. Total production for Jacobina since mining commenced in 1983 is reflected in the current technical report. From 2004 to the end of 2006, JMC conducted exploration activities at Pindobaçu as reflected in the current technical report.
Yamana acquired the Jacobina project and certain exploration projects in the Bahia gold belt on April 5, 2006 through its acquisition of Desert Sun Mining.
In 2008, Yamana completed a plant expansion to increase throughput to over 6,000 tonnes per day. Subsequent to further development work in 2009, Jacobina reached production throughput levels of 6,000 tonnes per day, the expected level in 2010. Yamana expects to process ore at an increased rate of 6,200 tonnes per day in 2011.

Geological Setting
In terms of regional geology, the Precambrian terrains of the northeastern part of the São Francisco Craton, in the state of Bahia, show evidence of a prolonged terrain accretion history. The three major Archean crustal units, the Gavião, Serrinha and Jequié blocks, underwent several episodes of tectonism that culminated in a continental-continental collision during the Paleoproterozoic, when the consolidation of the craton took place along a main orogenic belt named the Salvador-Curaçá mobile belt. A prominent zone of crustal weakness within this portion of the craton is the Contendas-Jacobina lineament, a 500 kilometres long and approximately north-trending suture zone, located close to the eastern margin of the Gavião block. A re-activation of the Contendas-Jacobina lineament during the Paleoproterozoic, prior to, and during the continental collision, gave rise to a continental margin rift-type basin where the siliciclastic sediments of the Jacobina rift were deposited.
In terms of property geology, the Bahia Gold Belt is situated throughout most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina Group constitute a series of north-south, elongated, mountain ranges that rise up to 1,200 metres above sea-level. The deep and longitudinal valleys, bordering the mountains, correspond to deeply weathered ultramafic sills and dikes. The east-west oriented valleys represent weathered mafic to intermediate dikes. Archean tonalitic, trondhjemitic and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, grouped as the Mairi Complex, are found on both flat to slightly hilly areas east of the Jacobina range. At its eastern border and also in a flat landscape, there are the fine-grained biotite gneisses of the Archean Saúde Complex. The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo Greenstone Belt (“MNGB”). The Pindobaçu geology is composed by two main tectonic domains: the MNGB, which is the host envelope; and the Jacobina Group. The Archean MNGB is composed, from east to west, by an association of metabasalts, graphite-rich schist with hydrothermal pyrite, banded iron formation, meta-chert and meta-greywacke intercalated with conglomerates. The Jacobina Group is represented by the Serra da Paciência Formation. This formation is characterized, from east to west, by fine to very coarse, grey to green quartzite; laminated fuchsite-sericite-rich quartzite, pyrite-hematite-fuchsite silicified quartzite with tourmaline; and association between sericite meta-conglomerate and recrystallized fuchsite quartzite.
Exploration
Canavieiras is the most encouraging near mine target, located 4 kilometres north of the mill plant, representing 40% of Jacobina global Mineral Resources with grades over 3 grams per tonne, higher than João Belo and Morro do Vento, the current mines. The 2006/2007 drilling campaigns extended the mineralized conglomerate reefs for a strike length of 2 kilometres south of the old mine workings. The target reefs are not exposed at surface but have been intersected from depths of 100 metres to as deep as 600 metres below surface. East-west striking normal faults have caused vertical displacement of the stratigraphy up to 200 metres resulting in a series of stacked blocks each of which has a strike length of 500 metres to 600 metres.
Several regional targets have been explored by Yamana, the most important being Pindobaçu (70 km north of mine area), which is a lode gold deposit, located in the unconformity of the rift basin and the greenstone belt basement, with significant high grade intersections and the Entry Point, where a new mineralized reef was discovered 80 km far north of the traditional Jacobina mine area.
Considering that Canavieiras is still open along the strike (South Extension), Morro do Vento is also open downdip (East Extension), the significant regional potential, the very close similarities to world class deposits and the remarkable Mineral Resource growth achieved in the last four years, it is fair to expect Jacobina Mineral Resources and Mineral Reserves will continue to grow.
As reported by Golder Associates (2008), a total of 22,920 metres of exploration diamond drilling was completed in 54 drill holes by JMC in 2006. This drilling was targeted at extensions of known mineralization at Canavieiras, João Belo, Morro do Vento, and Serra do Córrego in the Jacobina area and at the mineralization at Pindobaçu. The 2007 exploration program included 30,601 metres in 56 drill holes at Canavieiras, João Belo, Morro do Vento, Serra de Córrego, and Pindobaçu.
Exploration for extensions of known mineralization continued in 2008 with 12,405 metres of surface drilling completed in 25 drill holes. The drilling took place at Canavieiras, João Belo, Morro do Vento, and Pindobaçu.
The 2010 exploration program at Jacobina focused primarily on extending and upgrading current Mineral Resources and identifying and delineating higher grade Mineral Resources primarily at the Morro do Vento and Canavieiras areas in order to increase the average feed grade to the mill.

A total of 17,000 metres in 38 holes have been completed to the date of the technical report, including infill and step out drilling. Initial results indicate that the exploration effort has been very successful in achieving its goals. Drilling at both Morro do Vento and Canavieiras continued through the fourth quarter of 2010 and into 2011.

The Canavieiras deposit and the Main Reef zone in the Morro do Vento deposit are the highest grade mineralized zones which have been discovered to date in the mining complex and represent the most significant near mine targets likely to increase the grade of the Mineral Resources and Mineral Reserves. Much of the 2010 exploration focus was on these areas.
See also “- Current Exploration and Development”.
Mineralization
The Jacobina Group hosts four different major types of gold deposits: (i) conglomerate-hosted; (ii) quartzite, andalusite schist and metaconglomerate-hosted; (iii) ultramafic-hosted; and (iv) mafic/intermediate dike hosted. The characteristics of each of these principal types of gold deposits are described as follows:
Conglomerate Hosted Gold Deposits:
These deposits comprise sheared and micro-fractured, gold-bearing, recrystallized, silicified, and pyritic metaconglomerates with a greenish, fuchsite matrix, of the Serra do Córrego Formation. These rocks often show overprints of hematite coatings along shear-plane, joint, and fracture surfaces, which post-date gold-mineralized fabrics. The best examples of this group are found within the 40-km long Jacobina gold district (Canavieiras, Itapicurú Morro do Vento and Morro do Vento Extension, and João Belo mines, Serra Branca and other minor occurrences), which extends from Campo Limpo, in the south, to Santa Cruz do Coqueiro, in the north.
Quartzite, Andalusite Schist and Metaconglomerate-hosted Gold Deposits:
This group encompasses gold-bearing quartz veins and veinlets, which fill tension gashes and open fractures, related to semi-concordant shear zones hosted by quartzites and andalusite-graphite-quartz schist, and local metaconglomerates of the Rio do Ouro and Serra da Paciência formations (e.g. Goela da Ema, Biquinha, Cercadinho and Guardanapo gold workings). The main hydrothermal alterations associated with these are: silicification, sericitization, chloritization, and pyritization, with minor chalcopyrite and tourmaline. The gold-bearing quartz vein and veinlets deposited along shallow-angle, west-dipping shear zones, hosted by Rio do Ouro quartzites, are also included in this group, but it is emphasized that according to their specific positioning (situated in the west block of the Maravilhas fault and positioned at nearly 90º to the bedding of the quartzites), they are thought to represent vertical shear zones developed before tilting of the Jacobina Group. The best examples of this group are: Coxo, Jaqueira, Maravilha and Lajedo gold workings. The main related hydrothermal alterations for this group are: Silicification, sericitization, chloritization, pyritization (locally with chalcopyrite), and local tourmalinization.
Ultramafic-Hosted Gold Deposits:
These deposits comprise narrow, up to 4 metres thick, shear zones developed in north-south oriented ultramafic sills and dikes, close to their footwall and hangingwall contacts with the hosting quartzites and metaconglomerates of the Serra do Córrego, Rio do Ouro, and Serra da Paciência Formations. The mineralized shear zones are characterized by the development of gold-bearing quartz veins and/or stockworks. The main hydrothermal alteration types are: silicification, fuchsitization, pyritization, and sericitization, with local tourmalinization. A number of examples of this group are known at the mine sites and surrounding areas (Canavieiras, Itapicurú, Serra do Córrego, Morro do Vento and João Belo), and at the Serra da Paciência (Mina Velha, Várzea Comprida, Ciquenta e Um, Cabeça de Nego and Milagres gold workings), in the north.
Mafic/Intermediate Dike-Hosted Gold Deposits:
This type is the last developed, and least important, group of gold mineralization within the Jacobina area. It consists of gold-bearing quartz veins in tension gashes, with local pyrite remobilization, close to the contacts between late-tectonic gabbroic and dioritic dikes and metaconglomerates and quartzites of the Serra do Córrego and Rio do Ouro Formations. The dikes are emplaced along east-west and northwest-southeast-oriented fractures and faults. Pyrite is concentrated along the contact zone with hosting metasediments, where a hornfels texture is developed in the gabbroic or dioritic rocks.
Drilling
The procedures currently used during the diamond drilling programs are as follows:
The collar locations of all drill holes are marked by JMC survey crews prior to drilling and the collars are surveyed after the completion of the drilling.

A Maxibor survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) at 50 m intervals in each hole.
Lithologic logging is done on drill core and geotechnical observations are made by company geologists, depicting all down-hole data including assay values. All information is digitally recorded using Gemcom Logger software. This includes recording:
•    Lithologic contacts
•    Descriptive geology
•    Recording of heavy mineral and sulphide content
•    Intensity of various alteration types
•    Structural features, such as fracture and fault zones
•    Core angles
•    Core diameter
•    Down hole inclination
•    Core recovery record
•    Rock quality designation (RQD) measurements
See also “- Current Exploration and Development”.
Sampling and Analysis
JMC used both SGS (ISO 9001:2000) in Belo Horizonte, Brazil and Acme (ISO 9001:2000) in Goiania, Brazil and Santiago, Chile for sample preparation and assaying of exploration and delineation drill core from Jacobina. Core samples were delivered to the laboratory in sealed batches by truck to Salvador and then sent by air to Belo Horizonte or Goiania. Certified standards, blanks, and pulp duplicates were used for quality control purposes. Core duplicates and coarse reject samples were submitted. Duplicate check assays on samples originally analysed by SGS have been completed by Acme.
A corporate report on quality assurance and quality control (“QA/QC”) for Yamana showed that 31 certified standard samples and 34 blanks were submitted with exploration drill samples from the Jacobina area in October 2008. A total of 56 core duplicates and 19 coarse crush duplicates were also submitted. QA/QC samples from the Pindobaçu area totalled 27 certified standards, 42 blanks, and 89 core duplicates. Between January and the end of October 2008, a total of 330 blanks, 766 coarse duplicates, 331 certified standards and 538 pulp duplicates were submitted.
As noted in the Jacobina Report, Scott Wilson RPA is of the opinion that the sample preparation and assay procedures used for the exploration and delineation drill core samples are in keeping with industry standards.
Sample preparation and assays are also carried out at the Jacobina Mine Complex laboratory. The mine laboratory analyzes samples from channel samples and production drilling. The laboratory also handles samples for process control in the plant as well as for environmental monitoring. The laboratory is operated under contract by SGS and employs SGS internal protocols as at the SGS laboratory in Belo Horizonte.
The procedures followed by each laboratory for sample preparation and assaying is detailed in the current technical report.
Jacobina drill samples were submitted to Acme in Goiania, Brazil and Santiago, Chile for sample preparation and assaying respectively. Assay certificates are electronically transmitted to the mine. Upon passing QA/QC protocols, the results were downloaded into the Jacobina database.
Security of Samples
Samples are handled only by personnel authorized by JMC. Samples from the mining operation are delivered directly to the mine laboratory each day upon completion of the underground sampling. All drill core from surface and underground drill holes is taken directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel. The mineralized core intervals are logged and sampled; and the samples are delivered directly to Acme in Goiania.
Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. The second half of split core is stored on-site as a control sample, available for review and re-sampling if required.

Mineral Resources and Mineral Reserves
See “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.
The methodology of estimating Mineral Resources by JMC and Yamana staff on recently updated Mineral Resource estimates includes: (a) statistical analysis and variography of gold values in the assay database; (b) construction of a block model using Vulcan software; and (c) grade interpolation using a kriging method. A small amount of the Mineral Resource estimates in the older parts of the mines or in outlying areas have been estimated in the past using a longitudinal section polygonal methodology and have not yet been converted to block model estimates.
Validation of the block models by Yamana included: (a) on screen displays of plans and sections showing composite and block grades; and (b) drift analysis calculated over “slices” along the strike of each zone. For these analyses, the kriged mean grades were compared with the original sample mean grades.
Mining Operations
Mining Methods and Metallurgical Process
The mining method that is used at the Jacobina Mine (João Belo) is sub-level retreat open stoping method. Pillars are left based on the rock mechanics study done by MLF Geotecnica e Mechanica de Roches Ltda (MLF). Rib pillars will be left along strike where required but optimized in sections of waste or low grade zones within the ore body. Sill pillars and stope access pillars are temporarily left and removed once the mining above has been completed. Mining recovery based on this application was calculated to be approximately 88%, which is consistent with what is currently being achieved and also consistent with similar sized ore bodies with excellent ground conditions and using Longhole mining methods. Generally, the layout provides for two parallel drill drives to be established in both the footwall contact and hanging wall contact at intervals that generally limit Longhole drilling to approximately 30 metres. The drilling is by electric hydraulic tire-mounted, ITH hammer drill rigs and takes place from the sub-level to the drill drift or undercut drift.
In the past, JMC did not include pillar recovery in the mine plan but will implement pillar recovery in future. At present, some 600,000 tonnes of Rib pillars grading 2.10 g/t are included in the Mineral Reserves and in the LOM plan. Scott Wilson RPA would recommend preparation of a detailed mining plan for pillar recovery to ensure this can be carried out in a safe manner. The use of various materials for backfill should also be evaluated in this planning. As noted in the Jacobina Report, Scott Wilson RPA is of the opinion that problems with pillar recovery could negatively affect the total metal recovered.
As noted in the Jacobina Report, an investigation into a new mining method for zones typically below 40º dip is being carried out with the aid of Itasca S.A. and SRK. This method would use the “Up-hole Retreat” and the stope design is in process. Stope dimensions need to be developed that will ensure effective drilling, blasting and mucking to optimize the ore recovery, since muck “flow” problems are encountered at these low dip angles. An analysis of room and pillar stoping for the Canavieiras South was also carried out by SRK. Scott Wilson RPA supports this initiative to assess new or improved methods to optimize recovery of the ore in the Jacobina Mine Complex.
The metallurgical process at the Jacobina Mine Complex uses a simple and efficient milling process. The process involves the following activities: grinding of the run of mine material into a pulp, leaching the pulp in a conventional cyanide leaching process and then gold extraction of the enriched solution in a Carbon-In-Pulp (C-IP) circuit. Achieved mill statistics for the operating year 2006 were approximately 1.4 million tonnes processed with mill recovery of approximately 94%. A brief explanation of the metallurgical process used at the Jacobina Mine is explained below.
The run of mine (ROM) material is hauled by trucks from the mine to the crushing facility adjacent to the processing plant. The ROM is initially sized by a 50 cm x 80 cm opening grizzly / rock breaker system located at the top of the primary jaw crusher. The primary jaw crusher, which is fed by an 80 tonne hopper, is 1,200 mm x 900 mm and has a 350 tonne per hour capacity. The product from the jaw crusher, which is <200 mm, is fed into two silos. The material is then fed into semi autogenous grinding mills and is ground to a size of 80% passing 200 mesh. The No.1 Mill has the dimensions of 3,658 mm x 6,706 mm and features a single 1,342 kW motor. The Mill No.2 is 4,572 mm x 9,144 mm and is equipped with two 1,342 kW motors.
The pulp from the grinding circuit is pumped to the leaching tanks. The leaching circuit consists of four 9.5 m diameter x 10.25 m high mechanically agitated leach tanks and twelve 212 m3 Pachucas. The leach residence time is 24 hours. The pulp is then sent to the C-IP circuit. The C-IP circuit consists of six 5.6 m diameter x 7.8 m high, 180 m3 capacity mechanically agitated C-IP tanks. The enriched carbon from the C-IP circuit is removed and stripped of its gold. From here, the pregnant solution is circulated through electro winning cells and a doré gold is produced consisting of 96% gold and 3% silver.

The milling process is fully automated using modern Siemens instrumentation and automation technology for better process control. All environmental issues are strictly monitored. The mill has “zero discharge” criteria for its effluent into the environment. All the water used in the milling process is recycled. Approximately 200 m3/hr of the 450 m3/hr make up water is reclaimed from the tailings pond. A new tailings pumping system was added to handle the increased throughput. There is an environmental engineer on staff who continually monitors and evaluates the mill and mines' performance.
AMEC Americas was commissioned to complete a pre-feasibility study for the proposed plant expansion to 6,500 tonnes per day and 10,000 tonnes per day. Additional metallurgical testing of the ore is planned to determine how to best optimize the flow circuit in the expansion scenarios.
Production and cost improvements were implemented at the Jacobina gold mine in 2006. The Company initiated the following improvements:
A change in mining method to reduce dilution and improve grade.
Improved processes to increase safety and reduce risk of damage to equipment.
Installation of a cone crushing circuit which has increased plant capacity to 5,000 tonnes per day from the original 4,000 - 4,200 tonnes per day and reduced power consumption at the mills.
Began engineering and mine plan to increase production to 6,500 tonnes per day by late 2007.
Grade improvements resulting from the change in mining method and increased production resulting from the added crushing circuit began to take effect in 2007. Total production in 2009 was 110,515 ounces of gold.
Power consumption to run the mills was also reduced with the added crushing circuit. Estimated reduction in power consumption to run the larger of the two mills is 20 to 25 percent below previous power consumption levels. This should result in a further reduction in cash costs and maintenance costs and there will be less wear on the mill liners.
Markets
The principal commodity at Jacobina is freely traded, at prices that are widely known so that prospects for sale of any production are virtually assured. Scott Wilson RPA used a LOM weighted average gold price of $725 per ounce for the base case.
Environmental Considerations
The Company has all of the necessary environmental permits to operate the Jacobina Mine Complex. The environmental liabilities include rehabilitation of the old João Belo open pit mine, the old stockpile areas and the tailings facility. The mine closure costs are included on an annual basis in the life of mine plan and total approximately $25 million by end of mine life.
The construction of a new tailings lined storage facility, capable of holding 20 years of tailings, was commenced in 2008 and the first phase of construction was completed in 2009.
Life of Mine and Capital Payback
Scott Wilson RPA notes that the life of mine plan presented in the report is based on production tonnes and grade and development requirements, as forecasted by Yamana. Scott Wilson RPA has adjusted the production quantities to reflect the updated Mineral Reserves, and has included additional allowances for sustaining development. The LOMP, which only considers production from Mineral Reserves as set out in the Jacobina Report, spans a total mine life of approximately 11 years.
Current Exploration and Development
Gold production at Jacobina was 116,863 ounces in 2012, compared with 121,675 ounces produced in 2011. The decrease in production resulted from a decrease in feed grade and lower tonnage processed, partly offset by improved recoveries. Continued development of access to higher grade areas is expected to improve average ore grade.

The 2012 exploration effort focused on increasing high grade Mineral Resources and Mineral Reserves at Canavieiras and Morro do Vento. A total of 18 drill holes totaling 9,800 meters were completed and the Canavieiras South deposit was extended an additional 250 meters to the south. The grades are higher than the current Mineral Reserve grades and the increase in grades at Canavieiras can be seen by the 10% increase in Mineral Reserve grade over 2011 from 2.74 g/t Au to 3.02 g/t Au.

The Company expects the development of higher grade areas at Jacobina to increase production to approximately 140,000 gold ounces per year beginning in 2014.

Gualcamayo Mine

Unless otherwise stated, the information, tables and figures that follow relating to the Gualcamayo Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report for Gualcamayo Project, San Juan, Argentina, Report for NI 43-101 pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 25, 2011 (the “Gualcamayo Report”), prepared under the supervision of (the “Gualcamayo Qualified Persons”) Guillermo Bagioli, MAusIMM, of Metálica, Marcelo Trujillo, MAusIMM, of Metálica, Alvaro Vergara, MAusIMM, of Metálica, Emerson Ricardo Re, MSc, MAusIMM, Corporate Manager R&R of Yamana, Marcos Eduardo Valencia Araya, P.Geo., Regional Resource Estimation Manager, Andes Exploration of Yamana and Renato Petter, P. Eng., Technical Services Director of Yamana. The technical information contained in this section of the annual information form, other than the technical information set forth under the heading “- Current Exploration and Development”, has been reviewed and approved by the Gualcamayo Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Gualcamayo Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company's SEDAR profile at www.sedar.com.

Property Description and Location

The Gualcamayo property is located in northern San Juan Province, Argentina, approximately 270 kilometres north of the provincial capital of San Juan. The main Gualcamayo block consists of one Cateo and 57 Minas and covers 7,128 hectares. A Cateo is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the Cateo area. Once an application for a Cateo is submitted, all rights to any mineral discovery on the Cateo belong to the applicant. A Mina is a real property interest which allows the holder the right to explore and exploit manifestations of discovery on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are paid. Fifty-five (55) of the Minas are contiguous and lie wholly within the Cateo. One Mina (Chani) lies partially outside the Cateo and one Mina (Perico) lies wholly outside the Cateo. Six (6) contiguous Minas, collectively known as the Virgen de Lourdes Property, in which the Company does not hold an interest and which cover a 50 hectare area, lie within the main Gualcamayo property block.

The Gualcamayo property includes three known deposits, Quebrada del Diablo (“QDD”), Amelia Inés and Magdalena. The use of the term “AIM” herein refers to the latter two deposits. The QDD deposit includes the QDD Upper zone which is being developed using open pit mining, and the QDD Lower West (“QDDLW”) zone. Other targets on the property are at an early prospective stage of exploration.

Gold mineralization at Gualcamayo was discovered in 1980 by Mincorp Exploration SA (“Mincorp”), a subsidiary of Anglogold South America Ltd. Mincorp carried out an extensive exploration program of the AIM and Belgrano zones of the property. Minas Argentinas S.A. (“MASA”), a wholly owned subsidiary of Viceroy Resource Corporation, acquired from Mincorp a 60% interest in the property in 1997, and the remaining interest in 2002. In 2003, Viceroy Exploration Ltd. acquired MASA from its predecessor Viceroy Resource Corporation. Yamana subsequently acquired Viceroy Exploration Ltd. (“Viceroy”) in early 2007.

The Gualcamayo property is owned 100% by MASA, a wholly-owned subsidiary of Yamana which it acquired through its purchase of Viceroy in October of 2006. Royalties on the property are as follows: (i) a 1% Net Smelter Return royalty (“NSR”) on production from the Gualcamayo Property is payable on certain concessions to Inversiones Mineras Argentinas Inc. (“IMA”), who assigned their rights and obligations to Golden Arrow Resource Corporation by assignment agreement dated July 4, 2004; (ii) a 1% NSR, capped at $200,000 on production from the Patrimonio, Patrimonio I, Patrimonio III, Patrimonio IV and Leticia mining leases is payable to the Lirio Family; (iii) a 1.5% NSR, capped at $500,000, is payable to the Lirio Family on production from the Rio Piojos Cateo; (iv) a 3% provincial royalty is payable on mine production after deduction of direct mining and associated general and administrative costs and (v) an export tax of 5% of the value of the doré exported. An additional 1.5% of contributions to infrastructure fiduciary funds is calculated upon the gross sales and is payable to the San Juan government. This contribution is included in the Minesite overhead line of the cash flow, along with the debit and credit tax (1.2% upon the total transactions in the Argentinean Banking system).

Surface rights in Argentina are not conferred with title to either a mining lease or a claim and must be negotiated with the landowner. In 2004, MASA purchased the surface rights to a contiguous land package totaling 26,218 hectares, which partially covers the Gualcamayo property and wholly covers access routes to the area of interest from Highway 40, the main access route to the property.

Exploration drilling on the property is subject to the application and acceptance of a water use permit from the Hydrological Department of San Juan, which MASA has received.

At the completion of each phase of exploration, an environmental impact study is required to be submitted to the Environmental Provincial Management Unit (“EPMU”; Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines. Two reports, submitted in 2005 and 2006, cover the Gualcamayo property. An application to develop the project (an environmental assessment) for the production phase was submitted to the San Juan authorities in December 2006. Yamana received formal approval of the application in August of 2007. The approval of this assessment permitted mining development to proceed, subject to obtaining sectoral permits for specific project facilities. Sectoral permits have now been obtained for most of the QDD project facilities, and continue to progress well. Planning for the sectoral permitting for the leach pad facility was initiated in December 2006, continuing through 2007 and 2008, with key focus on the longer lead permit processes such as the water use concession, and approvals of design and for construction of the leach pad embankments. The 5th Update of the Environmental Assessment Report - Exploration Phase has been submitted and it includes information referring to the construction of the Access Ramp to the West Zone Lower QDD deposit.
In 2009, the update of the Environmental Assessment Report - Mining Phase was done and it included the Environmental Assessment Report - Mining Phase, Lower QDD Access Ramp and the mining Project of the underground deposit.
Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area is easily accessible from the city of San Juan by driving three hours north on paved Highway 40 and then via a 20 kilometre gravel road to the main camp. The site is accessible by driving from the nearby towns of Guandacol, Huaco and Jachal within 40 minutes to 90 minutes.

The general services and infrastructure for the area are good. The main camp (Campamento Gualcamayo) has capacity for approximately 400 persons, and includes offices, kitchen, sleeping quarters, washrooms, storage facilities, waste handling and recycling facility, sewage treatment system, fuel storage, and laydown areas. Electrical power is supplied to the camps by public grids.

The climate is semi-arid with average annual precipitation of 190 mm. The rainy season commences in December and ends in late March. The temperature at the site averages 15°C over the year. Extreme temperatures range from -9°C in the winter to 40°C in the summer. Winter daytime temperatures average 15°C with sub-zero temperatures occasionally reached, especially at night. July and August can experience snow accumulations to 15 cm above 2000 m, which usually melts within one to two days. The Gualcamayo river valley intersects the project site to the east of the mining area. The river has a trickle flow during most of the year and is easily passable by light vehicles. During the rainy season, flash floods occasionally occur that can make the river impassable, generally for less than six hours and in extreme cases for up to 12 hours.
The general services and infrastructure for the area are good. The National electric power system is located approximately 129 kilometres from the project site. Drilling contractors, heavy machinery dealerships, repair services and parts are available at both San Juan and Mendoza. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as from consulting firms based in the region. Fuel storage deposits are located in the Campamento Gualcamayo area and fresh water is supplied from a well located approximately 2.5 kilometres south-east of Campamento Gualcamayo and there is more than sufficient water to meet future operations requirements. There is sufficient space for waste rock storage/dumping and leach pad areas.

History

The general area of the Gualcamayo gold project has been sporadically prospected by local miners for at least the last 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization. There is also evidence of minor magnetite production from the skarns.

Mincorp explored the skarn/intrusive related gold mineralization at AIM and Belgrano between 1983 and 1988. At the Amelia Inés deposit, Mincorp carried out 3,414 metres of surface diamond drilling, 1,405 metres of underground development on three levels, and 4,047 metres of underground drilling from 79 holes. They also conducted an Induced Polarization (“I.P.”) survey and 750 metres of surface trenching, sampling and mapping. Based on this work, Mincorp identified three zones of gold mineralization referred to as Betsy, Ana and Diana.

A 92 metre tunnel referred to as “tunnel D” was also developed southeast of Amelia Inés. Although this was designed to provide underground drill stations to explore the Amelia Inés deposit it was never utilized.
At the Magdalena prospect, Mincorp carried out an I.P. survey, 980 metres of surface diamond drilling, 335 metres of underground development on two levels (4 adits), and 795 metres of underground drilling. Mincorp concluded from their exploration program that the mineralized zones were small and irregular. However, later interpretation suggests that the adits and drillholes may have been oriented parallel to the strike of the mineralization, providing little useful information about the size or grade of the zone.
At the General Belgrano prospect, a 350 metre crosscut was driven at the 1850 level (1965m elev.) and cut five veins. An additional 195 metres of drifting was performed along these veins. One was a subconcordant structure containing pyrite, chalcophyrite, tetrahedrite and sphalerite. Grades reportedly averaged 10.8 g/t Au and 1,002 g/t Ag over a thickness of 0.3 metres for a length of 55.6 metres. Mincorp concluded that the Belgrano veins are generally narrow and dislocated by faulting which made exploration difficult and work was suspended.
MASA formed a joint venture in 1997 with Mincorp to earn a 60% in the Gualcamayo gold project. The objective of the exploration program initiated by MASA was to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp.
In late 1997 and 1998, regional prospecting and rock geochemical sampling by Bill Rowell revealed the presence of gold bearing carbonate breccias in Quebrada del Diablo, approximately 1.2 km southeast of Amelia Inés. The mineralized zone as defined by surface sampling extended 400 metres along the quebrada and up to 800 metres to the east along steep cliff exposures. The original discovery was confirmed by a saw-cut channel sampling and a follow-up program of continuous rock chip sampling along a newly constructed road into the Quebrada.
Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,230 metres in 58 drill holes. The drilling included 6,043 metres of diamond drilling and 5,187 metres of reverse circulation drilling that focused primarily on the QDD area.
Geological mapping and surface sampling during 1999 and 2000 helped in further defining the trend of gold mineralization which currently extends for more than 2.5 km from QDD through the AIM areas.
In 2004 MASA completed further definition and fill-in drilling at QDD totaling 7,167.5 metres in 26 reverse circulation holes. RC Drilling was also conducted at Amelia Inés (947 metres in 5 holes), Magdalena (1,844 metres in 8 holes) and three other peripheral target areas (1,964 metres in 8 holes).
GeoSim Services Inc. (Simpson, 2004) completed an updated Mineral Resource estimate on the QDD and AIM deposits in December 2004.
In late 2004, Major Drilling brought in a skid-mounted UG JKS Boyles B20 core rig capable of drilling angle holes from -90° to +45° in order to test previously inaccessible portions of the QDD and AIM deposits as well as other exploration targets. Four core holes were completed before the end of 2004 amounting to 712 m.
In January 2005, AMEC Americas Limited (“AMEC”) completed a Preliminary Economic Assessment (“PEA”) of the QDD deposit in accordance with NI 43-101. The study used a gold price of $400 per ounce and concluded that the QDD project had the potential to be economically viable and should proceed to the next phases of feasibility study. Core and RC drilling was continued throughout 2005 and 2006 on both QDD and surrounding targets. Between January and August 2006, results were received from 114 core holds and 69 RC holes representing an additional 38,452 metres.

GeoSim Services Inc. (“GeoSim”) completed an updated Mineral Resource estimate in September 2006.
Exploration drilling continued through the remainder of 2006 and during 2007 concentrating mainly on the outlying satellite deposits, AIM. However, exploration continued to explore the deep western extension of the QDD deposit, and in mid 2007, an exploration decline was started to provide better access.

In August, 2007 Wardrop Engineering completed a feasibility study on the QDD deposit. The study involved developing feasibility level design of all aspects of the project, including mine design, mineral processing, heap leach facilities, gold recovery, and economic evaluation. The financial evaluation concluded that the Gualcamayo Property is a positive project at current gold prices and with the current NI 43-101 Mineral Resource.
In the same report, an updated Mineral Resource estimate was reported for the AIM deposits and used as the basis for a separate scoping study. The scoping study on the AIM deposits was completed to a ±30% level of accuracy and concluded that the addition of the AIM deposits to the QDD deposit would significantly improve the overall project economics.

In September, 2007 and interim Mineral Resource update for the AIM deposits was carried out using assay data received as of July 12, 2007. This included an additional 25 core and 6 RC drill holes.

A positive construction decision for the QDD deposit was announced by Yamana in August 2007 following the results of a positive feasibility study and the formal approval for its Gualcamayo Environmental Assessment report. Mining is ongoing at the QDD deposit with commercial production declared mid-2009.
Total drilling on the QDD Upper and Lower deposits to the end of 2007 included 190 core holes and 134 RC holes totaling 79,784 m.
In March 2008, GeoSim completed a new database update with three deposits QDD Upper, AIM and underground deposit QDDLW.
In January 2009, Yamana announced the results of an updated pre-feasibility study relating to the QDDLW deposit in which two alternative approaches to mining were considered. See “- Mining Operations - QDD Lower West (QDDLW)”.
In late 2008, construction was substantially complete with the first gold pour in early 2009. Production ramped up in July 2009 when commercial production was declared.
Geological Setting

In terms of regional geology, the Gualcamayo gold project is located along the eastern margin of the Precordillera of west central Argentina. The Precordillera is a narrow N-S trending belt of tectonically deformed clastic and carbonate rocks of lower to mid Paleozoic age, overlain by Carboniferous and Permian marine and continental sediments, Triassic volcanics and continental redbeds and Tertiary continental redbeds.

In terms of local and property geology, the Gualcamayo project is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian Los Sapitos and Ordovician San Juan Formations, which are overlain by marine clastics of Upper Ordovician Trapiche Formation. The entire stratigraphic section exceeds 1,000 m in thickness. The immediate project area is intruded by a quartz diorite stock, dated at 16-5.6 MA that produced relatively thin skarn halos and a metasomatic areole that extends hundreds of metres outboard into the surrounding carbonates.
Underground mapping at QDDLW has revealed the structural and lithological factors controlling the emplacement of the mineralization. The initial assumption of the important role played by the tension gash geometry has been confirmed.
Exploration
Since 1983, the Gualcamayo property has had significant exploration programs conducted by Mincorp and MASA. The stage of exploration has advanced through several drill programs sufficient to complete a Mineral Resource estimate. Past exploration programs have been assessed in previous technical reports in 2003, 2004 and 2008.

Since the acquisition of the Gualcamayo property by Yamana in 2006, MASA has carried out exploration work including core drilling; reverse circulation drilling; rock geochem sampling; geologic mapping; airborne geophysics; a petrographic study; and electron microprobe study through 2008.

An aggressive regional exploration program is presently underway assessing the numerous gold anomalies that extend a further 12 km west and 8 km north of Gualcamayo. Anomalies are associated with similar trans-tensional wrench structures, Tertiary age intrusives and Lower Paleozoic carbonates recognized at Gualcamayo.

Total drilling completed in October 2008 was of 6,157 m, including 2,956 m of core holes and 3,201 m of RC holes. A total of 2,708 m of RC drilling were drilled at the Las Vacas Project, and 493 m in Cerro Diablo. The diamond drilling includes 816 m drilled in the Quebrada Perdida regional project, and 2,140 m of near mine exploration drilling at Gualcamayo (1,608 m of underground holes and 532 of surface drilling).
A new Mineral Resource update of the QDDLW Mineral Resource was performed during October 2008. The final report was presented early November 2008. It considered data from the recently finished infill drilling aimed to carry about 240 K oz of Inferred Mineral Resources to the measured and indicated categories.
Preliminary results from this new Mineral Resource update show a global ounces increase amount of 294,000 oz over a total of 905,000 oz at 2.86 g/t Au. The added Measured and Indicated Mineral Resources were 392,000 oz, over a total of 769,000 oz at 2.9 g/t Au.
The infill drilling confirmed and expanded the initial Mineral Resource estimation (January 2008) by introducing higher grade and volume data from QDDLW. At the same time, partial exploration data confirmed the westward extension of the Mineral Resource.
See also “- Current Exploration and Development”.
Mineralization

Four distinct mineralization types occur at the Gualcamayo property and three of these are of present economic interest. They are: (1) sediment-hosted distal-disseminated gold (QDD); (2) sulphide-bearing skarn deposits containing copper, zinc and molybdenum with late stage gold-arsenic mineralization (AIM); and (3) porphyry style molybdenum mineralization.
QDD
Gold mineralization at QDD occurs in carbonate sediments within conformable and discordant carbonate breccias and fractured limestone. The gold mineralization is related to a hydrothermal event overprinting the proximal skarns and extending into the surrounding marbles and limestones. The QDD canyon itself lies along a fault/dyke system, which is believed to be a reactivated Ordovician rift structure that acted as the primary conduit for hydrothermal fluids migrating away from the intrusive contacts.
The mineralizing fluids were dispersed into a semi conformable, receptive limestone aquifer travelling up dip following the hydraulic gradient, more than 600 m away from the QDD feeder structure. The permeability was provided by several deformation and alteration factors forming large conformable collapse breccias and includes: (a) early meteoric karsting of the Upper San Juan Formation and in particular the cliffy, bioturbated limestone member; (b) hydrothermal dolomitization of the pre-existing diagenetic dolomite member of the upper San Juan Formation that initiated collapse and breccia development of the over lying karsted limestone; and (c) E-W faulting, tectonic brecciation along fold hinges, stylolite formation during the ongoing contractional, and transpressive deformation during the Andean orogeny. These three factors produced a very permeable stratigraphic window (conformable breccia) within the Upper San Juan Formation that later focused mineralizing sulphurous fluids through the earlier hydrothermal collapse breccias.
During gold deposition, hydrothermal karsting and breccia development was also superimposed on the earlier collapse breccias dissolving carbonate and flushing it up gradient where it was deposited as network of calcite stock work veins, lining fractures and voids, overlying the collapse breccias. Descending, supergene fluids were also focused along the developing hydrothermal karst system forming karst sediment supported breccias and graded karst sediment up to a metre thick along the bottom of caverns. Alteration of the host rocks is minimal and sulphide content is low. Gold, arsenopyrite, realgar, orpiment, sulphide, pyrite, and calcite are deposited along fractures and as matrix fillings. Higher gold values are spatially related to the intrusive breccia (Bx4). The mineralized structures are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals in which the primary mineralization is preserved.
AIM
At AIM, late stage gold-arsenic mineralization overprints skarn zones and extends into the surrounding marbles of the San Juan Formation. Skarn hosted mineralization comprised of chalcopyrite, sphalerite, galena, pyrrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization. Gold mineralization is intimately associated with fine grained marcasite that lines late fractures and forms the chief component to marble and skarn breccias matrices Brecciation and higher grade gold mineralization are localized along the W to NW trending marble-skarn contact and cross cutting E-W tensional structures. The rheological contrast between the brittle skarn and ductile marble is believed to have accommodated much of the movement during later wrench fault tectonics, forming localized E-W trending, tensional zones (i.e breccia zones) that extend 10's of metres outboard into the marble and skarn from the contact.
QDDLW
At QDDLW, the predominant gangue mineral is calcite, followed by quartz, pyrite, iron oxides, feldspars and a small amount of realgar. The gold mineralization in the QDDLW area tends to transitionally occur and be contained in west to north-west trending subhorizontal tension gashes roughly located along the coarbonate/instrusive contract.
Drilling
Mincorp carried out core drilling at the AIM deposits between 1983 and 1988. They drilled a total of 127 holes totaling 1,475 metres from surface and underground workings. All subsequent drilling on the deposits has been carried out by MASA between 2000 and 2007. This included both core and reverse circulation drilling. Since November, 2004, Major Perforaciones S.A. has been contracted to carry out exploration diamond drilling utilizing a skid-mounted UG JKS Boyles B-20 core rig capable of drilling angle holes -90° to +45°.
From 2006 through 2007, EcoMinera Drilling of San Juan was used as the principal reverse circulation drill contractor, using a truck mounted Schramm drill rig. Down hole equipment consisted of a center sampling hammer, with a nominal 5 ¼ inch bit diameter and nominal 4 ½ inch drill rods. Seventeen RC holes (7,397 m) were completed on the QDD deposit during this period. An additional 24 RC holes (2,760 m) were drilled at AIM. Thirteen RC holes (5,450 m) were completed on other targets.
Prior to May 2007, the exploration drilling programs were conducted under the direct supervision of Consulting Senior Geologists, Rick Diment of Whitehorse, Yukon and Consulting Geologist Jeff Dean of Reno, Nevada. On May 1, 2007, Walter Soechting was appointed MASA Exploration Manager and took over supervision of the ongoing programs. During the RC drilling a MASA rig geologist was on-site at all times while the drill was operating. The rig geologist was responsible for contractor supervision and hole logging. Both geological and geotechnical drill logs were completed for each hole. The geotechnical logs included drilling performance, drilling and sampling problems and rod changes that may affect sample quality. Changes in sample return rate, rate of depth penetration, loss of air pressure, etc. were also recorded to assist in defining major structures, voids, etc. The geologic logs followed standard MASA procedures established in earlier programs and included complete descriptions of geology, lithology, alteration and mineralization. This information was recorded in digital format and was incorporated into the digital drill database.
The drilling programs at QDD were successful in further delineating the extent and grade of gold mineralization in the QDDLW Zone. The mineralized widths reflected in the technical report are not true thicknesses but simply the length of the interval. The mineralized zones are highly irregular in shape and true thickness was not used as a factor in Mineral Resource estimation.
In terms of core drilling, between September 2006 and the end of 2007, a total of 42 core holes (15,190 m) were completed at QDD while 67 (10,468.9 m) were drilled at AIM. Eleven core holes (1,661 m) were completed on other targets. Since the initial discovery of the QDDLW Zone in June of 2006 and the end of 2008, MASA completed a total of 79 core holes totaling 26,881 metres.
Total drilling completed in October 2008 was of 6,157 m, including 2,956 m of core holes and 3,201 m of RC holes. A total of 2,708 m of RC drilling were drilled at the Las Vacas Project, and 493 m in Cerro Diablo. The diamond drilling includes 816 m drilled at the Quebrada Perdida regional target, and 2,140 m of near-mine exploration drilling at Gualcamayo (1,608 m of underground holes and 532 of surface drilling).
Preliminary results from a Mineral Resource update performed on new infill data from QDDLW Mineral Resource is summarized below.
Outstanding drill exploration and drill intercepts from October 2008 relate to drill holes 08QD-560 (exploration hole aiming to the westward expansion of the QDDLW zone; 156.8 m @ 2.74 g/t Au) drilled from UG2; 08QD-561 (7,7 m @ 1.2 g/t, 5.6 m @ 1.4g/t and 11.1 @ 1.5 g/t au) and 08QD-563 (27.9 @ 0.9 g/t au) drilled from UG1; as well as RC hole 08QDR-564 (16 m @ 4.3 g/t, 18 m @ 1.6, and 14 m @ 1 g/t Au) drilled at Cerro Diablo. Two RC holes were drilled in this area in order to test the continuity of a deep seated, out of Mineral Resource intercept (hole 06QD-377, 80 m @ 2 g/t Au).
See also “- Current Exploration and Development”.

Sampling and Analysis
Reverse Circulation Drilling
The RC holes were drilled with a 5 ¼ bit and the drill material was collected on 2 metre intervals using a dry cyclone system; 100% of the sample from the cyclone was collected using pre-labeled plastic bags. The total sample was weighed, and then two 50% splits were collected using a Gilson splitter with a large hopper to allow the total sample to be split at the same time. One of the two 50% splits was split in half again to produce two 25% splits (12-15 kg). The two 25% split samples were bagged in heavy-duty plastic bags with one split labeled by hole number and interval and the other labeled the same but with the addition of an “R” following the sample number. The “Original” split was sent to the primary lab and the other “Reject” split was stored on site. All samples were sealed with tamper-resistant plastic ties. Small (washed and unwashed) representative samples were taken from the 50% duplicate split samples and placed in plastic chip trays for detailed logging purposes.
In 2007, the 25% split was split in half again to obtain two, 12.5% splits (7-10 kg). One split was delivered to the lab and the other labelled with an “R” was stored at site.
Sample recoveries were calculated by weighing the cuttings from the entire sampled interval. The recoveries for the 2 metre intervals averaged 63 kg with an interquartile range from 58 to 70 kilograms. Chip trays were filled at the drill site and preserved for logging using the same protocol as previous drill programs.

Two rig duplicates were prepared for every 20th sample. One was submitted blind to the primary lab and the second to the check lab. A duplicate course lab reject was also prepared for every 20th sample and sent to the check lab. In addition, one blank was submitted per hole after a suspected mineralized interval.

Blind standards were introduced in 2005. The standards were derived from reverse circulation rig duplicate material from previously drilled holes at Gualcamayo which were prepared by Alex Stewart (Assayers) Argentina S.A. (“Alex Stewart”) in Mendoza and subjected to a “round robin” analysis by several labs to derive the statistics. The primary lab used was Alex Stewart and the check lab was ALS-Chemex in La Serena, Chile. In 2008 a set of 5 standards was purchased from Rocklabs Ltd. Standards are routinely submitted as blind pulps in the sample stream to the primary lab every 20th sample.

Since 2005, down hole surveys have been taken periodically using a single-shot instrument at approximately 50 metre intervals.
Core Drilling

Between January and September 2008, 49 diamond drill holes were completed on the QDDLW Zone totaling 14,768 metres. HQ core size was used in order to achieve the best recovery and sample size. Some holes were reduced to NQ to achieve target depths. Core recovery was generally good averaging over 84% (median = 88%). The core was placed in standard wooden core boxes and transported to camp for logging and sampling. Most core holes were sampled at two metre intervals or at a change in geology. All core was photographed prior to logging and sampling. Geological and geotechnical logs were prepared for all holes. Upon completion of logging, the sample intervals were split on site with a conventional hydraulic splitter. Samples for assay were enclosed in plastic sample bags with a tamper-resistant seal.

In December 2004 the introduction of blind standards was started. The first set of site standards were derived from RC rig duplicate material from previously drilled holes at Gualcamayo which were prepared by Alex Stewart (Assayers) Argentina S.A. in Mendoza and subjected to a “round robin” analysis by several labs to derive the statistics. The standards were submitted as blind pulps in the sample stream to the primary lab every 20th sample. Three standard values were used: low (620 & 500 ppb Au), medium (1280 & 1110 ppb Au), & high (2260 & 2760 ppb Au). A second batch of standards was developed in 2006 when all of the first set had been consumed. In 2008 a set of 5 standards was purchased from Rocklabs Ltd.

The primary lab used up to January 2008 was Alex Stewart (Assayers), Argentina S.A. and the check lab, ALS-Chemex in La Serena, Chile. In January 2008 the primary lab was changed to ACME Analytical Laboratories in Santiago, Chile. The check lab was changed to ALS Chemex (Santiago).

Down hole surveys were taken using a single-shot instrument at 10m below surface and at approximately 50 metre thereafter. Changes in azimuth and inclination were less than 5 degrees per 100 metres. Inclinations showed a marked tendency to steepen, particularly those drilled at flat or positive angles. The average rate was around 1° per 100 metres. Azimuths showed no particular bias to the right or left.

Continuous saw-cut channel samples were collected along the underground exploration decline and crosscut in late 2007 and early 2008. Sample widths ranged from 1.1 to 3.1 metres and averaged just under 2 metres. Tarps were laid out along the channel line to ensure all material, including fines, were collected. All samples were bagged and sealed with tamper-resistant seals for shipping. Channel samples were collected into the exploration tunnel, which is implaced into the mineralized zone, so there are not any factors that could materially impact the accuracy and reliability of the results, or sample quality.

Security of Samples

All drill samples are transported from the drill sites to camp via truck and are stored at the camp site in an enclosed, secure warehouse. These tasks were performed and controlled by Yamana employees. They are then either shipped directly to the ALS-Chemex or Alex Stewart preparation facility in Mendoza via a commercial truck arranged through the lab. Samples are packaged in large, durable woven plastic sacks with tamper-resistant plastic ties. A list of samples and sacks were prepared for each shipment and verified at the laboratory as part of the chain of custody. Both labs are certified by the ISO 9001.

All samples are prepared and analyzed for gold and 39 element ICP suite using standard fire assay/AA finish sample prep and assay procedures. Lab sample preparation procedures include: dry samples; coarse crush (70% passing 2 mm); split 250 gm for pulp; and fine pulverize split to 85% passing 75 microns.

All preliminary analytical data is emailed from the laboratory to the MASA San Juan office. Final assays certificates are e-mailed in PDF format.
Following database compilation of the drill results, an assay report of all 2006-2008 holes was manually checked against the original hard copy assay certificate by MASA personnel in the San Juan office. Comparison of check assays against originals and blank monitoring occurs immediately after assays are received from the commercial labs. Industry standard confidence levels for check vs. original and blank assay variability are secured before Mineral Resource/Mineral Reserve estimates or news releases containing drill hole assay data are released to the public.
Additional validation checks were performed when the data was imported to Surpac software for modeling. This included detection of overlapping intervals and any inconsistencies between survey and sample depths. Visual checks were also used to check for errors in downhole surveys.
Mineral Reserves and Mineral Resources
See “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.
The Mineral Resources are influenced by the various factors including metallurgy recoveries, the mining methods (selectivity, recovery and dilution) and the infrastructure. The challenge of mining is to optimize these factors. Yamana has achieved high standard of metallurgical recovery, maintaining ranges over 80%, and continues to perform tests designed to raise these values, especially in the ore from the AIM deposit. All Mineral Resource models have been completed by Ronald G. Simpson of Geosim, an external consultant to the Company. For the optimization of Mineral Reserves the software Whittle was used and later the pits were designed in MineSight software. For the planning, dynamic spreadsheets were used. In regards to the selectivity of the mining methods, two alternative approaches to mining the QDDLW deposit were considered, while both mining methods are feasible to be applied at QDDLW deposit, the Company has elected to proceed with front caving mining as it is expected to provide significantly improved returns, allow for the expansion of Mineral Resources and better address geotechnical constraints. The infrastructure that Gualcamayo currently has is standard and has been design with very high safety factors. The negative impact that these factors will have on the current Mineral Resources in Gualcamayo is very low.
Mining Operations
Mining Method and Metallurgical Process
A number of testwork programs have been developed to determine the metallurgical character in the QDD, AIM and QDDLW deposits and to optimize the process flowsheets for each.
The QDD open pit and plant flowsheet designs are based on the results of comprehensive crushing and metallurgical testwork performed by Research Development Inc. (“Rdi”), University of San Juan (“UNSJ”), and other laboratories.
The crushing circuit designed during the detailed engineering phase for the Gualcamayo Project includes primary, secondary and tertiary crushing. The tonnage and feed grades used were from the updated mining model based on 2006 geological exploration data. The recovery rate of 80% is based on the RDi/UNSJ testwork.

The process plant for Gualcamayo typically operates at a throughput of approximately 1,100 tonnes per hour (7,600,000 tonnes per year based on 80% availability) however the equipment in the circuit has been designed for a maximum throughput of 1,250 tonnes per hour to allow for campaigning of AIM and QDDLW ore through the process plant during the mine life.
QDD Upper:

The QDD deposit is located in an area of rugged topography. Natural slopes in most of the mining areas are greater than 40°, and in some areas exceed 80°. The highest elevation of the mine is 2,670 m and the lowest elevation 1,940 m.

The blocks in the block model are 10 m high x 10 m wide x 10 m long. At bench scale, the shape and form of mineralization is unknown. Each block is modelled as either ore or waste. The block size matches the bench height of 10 m. Internal dilution is included in the block model. External dilution occurring due to geometrical and interburden factors was calculated.

The production schedule was developed based on final pit design. To maximize the net present value of the project, mining of high-grade ore and deferral of waste is scheduled in the first years of operation. The production schedule is based on a production rate of 7.6 million tonnes per year for the QDD open pit and is based on the mine plan developed for the feasibility report. This indicates a Mineral Reserve of approximately 1.4 million ounces of recoverable gold over a 10-year mine life.

QDD Lower West (QDDLW):

The feasibility study was upgraded with basic engineering by Metálica Consultores during 2010. For the desired production rate for the project (5,000 tpd or 1.8 Mtpy), the only method seen as potentially applicable is Sublevel Stopping (“SLS”); any other method, would mean significantly lower production. The information available today indicates the technical viability of its application between elevations 1,800 and 1,900 masl.
A signficant risk identified for the SLS method, and consequently large scale production at QDDLW, is the application of mass blasting. The production plan indicates that the last three years of ore deposit mining will be conducted entirely by mass blasting.
Metálica has previous experience with mass blasting in Chilean mining operations, specifically in the El Soldado and Santos Mines. Although Metálica anticipates positive results for mass blasting methods planned at QDDLW, mass blasting remains one of the most challenging aspects of recovering the QDDLW Mineral Reserves.
The QDDLW ore body is approximately 150 m below the open pit operations. There is also a risk that underground mining could cause a subsidence crater within the pit.
The following table shows the Mineral Reserves estimated for QDDLW:

Consolidated Mineral Reserves	Au Cut-Off g/t	Proven			Probable			Proven&Probable
		Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
		t	g/t	Oz	t	g/t	Oz	t	g/t	oz
QDD Lower	1.00	1,214,708	2.63	102,687	9,542,354	2.12	651,255	10,757,062	2.18	753,948
QDD Lower UG feasibility study project was updated to include a geometallurgic model, new mine access location, and new geological model using 2009-2010 infill drilling.
In the base case with the current Mineral Reserves, production is forecast at 492,400 ounces of gold over 7.5 years at an average cash cost of $372/oz, generating an after tax net present value, at a 5% discount rate, of $63.1 million and an internal rate of return of 20%.
Among the economic risks of the project are the control of capital expenditures, and the accomplishment of deadlines for implementing the project.
More important technical risks include potential problems due to the complexity of the lay out and mining method. The project will require a high level of technical management. Decrease of metallurgical recovery in depth may be an important issue for the mine deepening.

Amelia Inés and Magdalena (“AIM”):

The feasibilty study for AIM was prepared by Metálica Consultores under supervision of MASA (Yamana's wholly owned Argentina subsidiary).

The gold-bearing mineralized zones for the AIM deposit is primarily sulphide-bearing skarn, breccia and marble containing minor copper, zinc and molybdenum with late stage gold-arsenic mineralization.
The skarn contains minor chalcopyrite, sphalerite, galena, pyrrhotite, and pyrite that preceded the introduction of the gold-arsenic mineralization. The gold mineralization extends beyond the skarn into the surrounding marbles.
Historical metallurgical testwork performed prior to May 2007 is described in the 2007 technical report on the Gualcamayo property by Wardrop Engineering.
To support the metallurgical test of AIM, Yamana retained an external consultant to compile the results of metallurgical studies conducted to this point. The key conclusions of this study is that the ore:

•	Contains 12% free gold;

•	Is 84% associated with sulphides; and

•	4% of the gold is occluded in waste rock.
The complex mineralogy and fine particle grain size of the gold will adversely affect the cyanidation extraction of the gold from this material.
For Mineral Reserve estimation purposes it is assumed that recovery is 45% with cyanide consumption of 1.5 kg per tonne and 8 kg of lime consumption per tonne.
In the case of mixed ores, it is assumed that gold recovery is 65%, with cyanide consumption of 750 g per tonne and 2 kg of lime consumption per tonne.
For oxidized ore alone, it is assumed that gold recovery is 80%, with cyanide consumption of 500 g per tonne and 1.5 kg of lime consumption per tonne.
The definition of the final pit optimization and the mining sequence for the AIM bodies was calculated by Metálica Consultores using Whittle Four-X, based on the technical and economical parameters that will be described in the following sections. It is necessary to highlight that, for the determination of the final pit, only the Measured and Indicated Mineral Resources have been used, treating the Inferred Mineral Resources as waste.
Table below shows the total diluted Proven and Probable Mineral Reserves of AIM deposits as of the date of the technical report. See also “- Current Exploration and Development”.
AIM Mineral Reserves

Pit	Au Cut-Off g/t	Proven			Probable			Proven&Probable
		Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
		t	g/t	oz	t	g/t	oz	t	g/t	oz
Amelia Inés	0.18	200,550	2.02	13,023	1,710,450	2.08	114,227	1,911,000	2.07	127,251
Magdalena	0.18	218,400	1.68	11,812	2,734,200	1.70	148,972	2,952,600	1.69	160,783
Total	0.18	418,950	1.84	24,835	4,444,650	1.84	263,199	4,863,600	1.84	288,034

Markets
The final product of the Gualcamayo Mine is gold doré in the form of bullion, suitable for direct melting and sampling. Gualcamayo's bullion contains approximately 80-90% of gold, the balance being base metals. 100% of the bullion production is exported from Argentina, shipped by ground transportation and air freight for final refining overseas. The doré will be shipped in the form of bars weighing 15-30 kilograms from San Juan, by airfreight departing from Mendoza International Airport.
Sales Contracts
The exportation of the material from QDD upper commenced in the second quarter 2009. Yamana sells all materials at market rates. Yamana continues to review settlement options with respect to selling the material to a refiner or crediting the outcome of the refining process to a metal account in order to to sell materials to third parties, such as bullion dealers.

Environmental Considerations
A conceptual closure plan was developed for the Gualcamayo gold project, and was submitted as part of the Environmental Impact Assessment document. This plan considers both temporary (for example, in the case of depressed gold prices), and definitive closure scenarios.
Once operations cease, closure activities, including demolition and dismantling, remediation, and leach pad chemical and physical stabilization are expected to be completed within two years. Environmental and geotechnical monitoring would continue on a reduced schedule for an additional four years until final closure.
In the Environmental Impact Assessment, the company has committed to refining and updating the closure plan throughout the project life, and to submitting a final closure plan to the mining authority two years prior to the anticipated definitive closure date.
Taxes
There is an export retention tax of 5% payable on the value of doré exported. In addition, an income tax rate of 35% is applicable in the case of companies residing in the country, upon their net taxable income. Net taxable income is calculated based on the net accounting profit, less tax special deductions, such as those for exploration and development expenses and accelerated depreciation of infrastructure in the first three year. Due to these special deductions, Minas Argentinas S.A. conservatively estimates that there is no tax payable in the first three years of operation.

Capital cost estimates were not included in the Block Model. Personal asset tax (equity tax) was considered upon the net assets of the company, and is calculated to be 0.5% of the net accounting equity. Value added tax (generally a 21% upon the net price of goods and services purchased) is payable at the moment of the purchase or importation, generating a tax credit that can be recovered when the exportation commences. The VAT was not modelled but the potential effect needs to be considered as there might be a negative impact (due to immobilization finance costs during construction phase) in the internal rate of return calculation.

Mine Life
The estimated mine life for all mines combined is 9 years. Payback for the combined QDD, QDDLW and AIM Mineral Resource base case scoping level study is 4.9 years, based on an initial capital cost of $265 million.
Current Exploration and Development

The planned underground method is front caving mining as it is expected to provide optimal financial returns, allows for the expansion of Mineral Resources and addresses geotechnical constraints. The shrinkage fill method would accelerate production from QDDLW however the front caving alternative would provide for a longer mine life.
The project meets the minimum economic targets required by Yamana (i.e. 20% internal rate of return), however it will be necessary to take the following actions to allow the continuity of the Gualcamayo underground project: (a) increase underground mine selectivity; (b) increase recovery of Mineral Resources; (c) reduce mining costs; (d) reduce capital (use of trucks hauling up to open-pit conveyor).
The table below shows the total diluted Proven and Probable Mineral Reserves of AIM deposits update for 2012.

Pit	Au Cut-Off g/t	Proven			Probable			Proven & Probable
		Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
		t	g/t	oz	t	g/t	Oz	t	g/t	oz
Amelia Inés	0.50	180,963	2.45	14,275	1,619,577	2.44	126,902	1,800,541	2.44	141,177
Magdalena	0.50	178,060	1.92	10,971	2,352,368	1.85	139,578	2,530,428	1.85	150,548
Total		359,023	2.19	25,246	3,971,945	2.09	266,480	4,330,969	2.10	291,726

Gualcamayo produced 147,310 ounces of gold in 2012, compared with 158,847 ounces produced in 2011. Lower production was mainly due to the planned transitioning process from Phase II to Phase III at the QDD main area during the fourth quarter of 2012, and the construction and licensing delay of the Valle Norte heap leach pad early in 2012. Production at Gualcamayo is expected to increase with the ramp-up of production from QDD main Phase III starting in the second quarter of 2013, followed by new production from the AIM open-pit and QDDLW underground operations. Increased tonnage of ore mined in 2012 reflects

Gualcamayo's continuous effort in stacking materials in preparation of transitioning to Phase III as part of the planned expansion. Compared to 2011, recovery rate improved mainly as a result of the production from the new Valle Norte heap leach pad.

During 2012, 71 underground diamond drill holes totaling 17,832 metres were completed at QDDLW. The drilling was completed to extend the southwest extension of the main QDDLW deposit and also to further delineate the Rodado breccia, which was discovered in 2011. It now appears that the main QDDLW and Rodado breccias are part of the same mineralized and structural system. Mineralization was extended and additional 200 meters to the west southwest and remains open along strike and down dip.

Underground development of QDDLW continues to advance and project completion remains on schedule. Full ramp-up of Gualcamayo's expansions to be completed by mid-2013 are expected to increase sustainable production to approximately 200,000 gold ounces per year beginning in 2014.

A scoping study on the evaluation of milling higher grade ore at Gualcamayo, subject to Mineral Resource increases in 2012 and 2013, has commenced.

Minera Florida Mine

Unless otherwise stated, the information, tables and figures that follow relating to the Minera Florida Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on The Alhue Mine of Minera Florida Limitada, Central Chile, Prepared for Yamana Gold Inc., Report for NI 43-101”, dated March 22, 2010 (the “Minera Florida Report”), prepared by (the “Minera Florida Qualified Persons”) Chester M. Moore, P.Eng., and Stuart Collins, P.E., Scott Wilson RPA. The technical information contained in this section of the annual information form, other than the technical information set forth under the heading “- Current Exploration and Development”, has been reviewed and approved by the Minera Florida Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Minera Florida Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company's SEDAR profile at www.sedar.com.

Location and Property Description

The Minera Florida Mine (also known as the Alhué Property or the Pedro Valencia Mine) is located within the Coastal Range in the Metropolitan Region of central Chile, approximately 75 km Southwest of Santiago, near Melipilla City. The property consists of 166 mineral licences, covering a total area of approximately 15,600 ha. Thirty-six mineral licences cover the mine property including the mine, mill, and other infrastructure. The property is partly owned and partly leased by Yamana, and the Pedro Valencia Mine is located within the property boundaries. Mining licences in and around the Pedro Valencia Mine area are contained within a rectangular block (2.5 km x 1.5 km) comprising 33 licences. The property also includes some 133 mineral concessions in a large area around the mining licences.

Yamana became the owner of Minera Florida when it completed the 100% acquisition of Meridian on December 31, 2007.

The Company has no outstanding environmental liabilities associated with the Minera Florida Mine, all environmental permits are in place and the gold mining operations do not present unusual or significant impacts on the environment.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The access to the property is by paved road, along Route 78 approximately 60 km west to Melipilla, then South approximately 60 km along secondary highways No. 34 and 21, and then east approximately 55 km along secondary highway No. 29. The total distance from Santiago is approximately 175 km.

Springs and perennial streams are common. Average annual rainfall totals approximately 330 mm, most of which falls during the relatively rainy winter months from June to August. Temperature ranges from a low of about freezing to 12º C in the winter months to a maximum of about +35º C (average about 14º C) in the summer months, from November to March.
The towns of Alhué and El Asiento are located close to the Alhué Mine, with a combined population of approximately 3,000 people (approximately 2,650 for Alhué and 350 for El Asiento), including some of the mine employees. Transportation to the Alhué Mine or the plant is by company vehicles.

The Alhué Property is situated in an area with moderate to rugged topographic relief characterized by narrow valleys and high hills. The general area is characterized by a central valley 2 km to 3 km wide bounded by two mountain ranges which is part of the coastal mountain range in central Chile. The elevations are in the range from 1,500 m to 2,300 m above mean sea level (AMSL) with mountain peaks generally above 2,000 m AMSL.
Electric power is available at El Asiento, approximately 12 km from the Pedro Valencia Mine, which is linked to the Chilean Power grid. Telephone and high speed internet service is available at the site. Water is available from small rivers and creeks within the property. Infrastructure for mining equipment and personnel is available at Melipilla, Rancagua, and Santiago in central Chile, where a number of underground deposits are in production, including the El Teniente copper mine.
Vegetation in the Alhué area includes various species of grass and trees, such as oak, pine, mountain cypress and a rare variety of palm tree in a recent plantation by Minera Florida.
History

Historic mining and prospecting activities in the Metropolitan Region of central Chile, which hosts the Alhué deposit, date back to the early eighteenth century, when placer gold deposits were mined along creeks and rivers. Prospecting work led to the discovery of several gold bearing occurrences and the development of deposits of gold in quartz veins in 1739, which started a minor gold rush.
In 1886, Albion Mining Company constructed a cyanidation plant, the first of its kind in Chile, and produced gold by the cyanidation method. A few years later, Sociedad Aurífera de Alhué constructed a flotation plant and operated a mine and mill until 1944. From 1944 to 1986, little exploration or mining activities were carried out in the area.
In 1986, Sociedad Minera Maipo S.A. (SMM, a predecessor company to Florida) commenced exploration and regional evaluation of the area. In 1987, SMM constructed a processing plant, developed the gold bearing veins of the Alhué deposit and started small scale mining operations at the Lo Toro and Pedro Valencia deposits (currently Pedro Valencia is also known as the Alhué Mine).
In early 2001, SMM in a joint venture with Sociedades Agua Fria y Mila de Alhué constructed the current flotation plant, and started processing ore both from the Pedro Valencia Mine as well as from the El Mayzano Mine nearby. From 1987 to the end of December 2009, some 7.6 million tonnes of material at an average grade of 5.6 g/t Au and 50 g/t Ag have been mined from the Pedro Valencia Mine, producing approximately 1.4 million ounces of gold.
Geological Setting
In terms of regional and property geology, the area of the Alhué Property is underlain by Upper Cretaceous volcanic and intrusive rocks. The volcanic rocks comprise porphyritic andesite, brecciated andesite, lithic and crystal tuff, and brecciated tuff. The bulk of these rocks are also affected by a sequence of hydrothermal alteration. The intrusive rocks comprise mainly granodiorites and monzodiorites.
The Lo Valle Formation comprises an alternating series of pyroclastic rocks (breccias and tuffs) and subaerial andesitic to dacitic lava flows. These rocks have been intruded by an Early Eocene batholith of granodioritic composition. The batholith covers a large part of the area south, southwest and northwest of the area underlain by the Lo Valle Formation. The general contact zone between these two domains trends northwest. Radiometric age dates (K/Ar and Ar/Ar on biotites) for the batholith range from 80±1 MA to 92±2 MA. Locally, remnants of the Lo Valle Formation occur within the batholith, as roof pendants, with contact metamorphism. The volcanic suite has undergone low grade metamorphism, which is indicated by the presence of montmorillonite, chlorite, laumontite, calcite, quartz albite, prehnite, epidote, and pumpelyite. The area to the north and northwest of the Alhué Mine, the Lo Valle Formation rocks are in unconformable contact with rocks of the Middle to Upper Cretaceous Veta Negra Formation and Lower Cretaceous Horqueta Formation. The general trend of the mineralized zones is parallel to the contact with the batholith.
In terms of local geology, the rocks in the Alhué area define an approximately 1,800 m thick homoclinal sequence with a general strike ranging from azimuths 030° to 330° and dipping gently from 20° to 40° to the east. The intrusive rocks in the area are of two types: monzogranitic rocks and hypabyssal bodies. Outcrops of the monzogranite are commonly observed along the banks of the Quebrada Agua Fría and Quebrada Las Animas. They are greyish to yellow in colour and medium-grained hypidiomorphic in texture. The mineralogical composition is reported as quartz (60%), orthoclase (35%) and biotite+muscovite (5%), and limonitic alteration (of trace pyrite) is common. The hypabyssal bodies comprise one metre to ten metres thick mafic sills interbedded and conformable with the host andesitic tuffs. Two sill units are recognized. These are the Filón Casino and Filón Cadena.

Mineralization

Gold mineralization in the Alhué Mine area occurs as native gold and electrum associated with sulphide minerals, such as pyrite, chalcopyrite, sphalerite and galena, as well as magnetite. Mineralization is commonly associated with hydrothermal alteration including quartz, adularia, epidote, chlorite, and actinolite. Quartz occurs in four types; as grey siliceous zones, green quartz, translucent quartz, and white quartz. Some veins exhibit metal zoning, with a zinc-rich silver-rich zone in the upper part of the vein, a gold-rich zone in the central part, and a zinc-rich zone in the lower part of the vein.
In general, mineralized structures include an inner quartz vein (core) consisting of material exhibiting quartz flooding or massive quartz, surrounded by Stockwork of quartz veinlets and/or hydrothermal breccia, both of which are mineralized.
Gold mineralization in the Alhué Mine area has been identified in four types of rocks, in places adjacent to each other, as follows: (1) silicified crystal tuff; (2) lithic to crystal tuff; (3) brecciated tuff; and (4) porphyritic andesite.
There are at least nineteen mineralized veins discovered and partially developed in the Alhué Mine area. These veins range from 0.8 m to 30 m in thickness, and the average grade ranges from 1.5 g/t Au to 12 g/t Au, 6 g/t Ag to 100 g/t Ag, and 0.1% Zn to 1.81% Zn. Many of the mineralized veins at the Alhué Mine area do not have a surface expression, but are associated with structures identified by underground diamond drilling.
There are four major sets of mineralized structures that are recognized in the area. These are:

•	Northwest trending structures - Veins are in general 0.2 m to 2.5 m thick and extend approximately 160 m along strike and approximately 200 m in the vertical dimension.

•	East-West structures - Veins are 2 m to 30 m thick and extend from 150 m to approximately 300 m along strike and approximately 400 m in the vertical dimension.

•	Northeast trending structures - Veins range from 0.5 m to 3 m thick and extend from 50 m to 200 m along strike and more than 200 m in the vertical dimension.

•	North trending structures - Veins are 1 m to 6 m thick and extend to more than 1,000 m along strike to more than 400 m in the vertical dimension.

Drilling

Some 236,369 m of drilling has been completed at the Alhué deposit. This includes 26,578 m of drilling which was completed in 2009 (to end of October), with intersections at Centenario, Lisset, Polvorin, Mina Este, and Sorpresa.
The procedures used during the diamond drilling programs are as follows:
The collar locations of all drill holes are surveyed and marked by Minera Florida crews.
A Maxibor survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) of each hole. Since the host rocks contain appreciable amounts of magnetite, this system utilizes a light source which is not affected by the surrounding magnetism.
Lithologic logging is done on drill core and geotechnical observations are made by company geologists. All information is recorded on handwritten logs depicting all downhole data including assay values.
The drill contractors used on the mine property were Major Drilling Chile S.A. and Geotec Boyles Bros. S.A.
Surface exploration in the Membrillo area in 2008 and 2009 returned significant values in several drill holes. Veins targeted by the exploration drilling included the Membrillo and Pisgina veins. The drill contractor for the surface drilling in the Membrillo area was Atacama Drilling Ltda.
See also “- Current Exploration and Development”.
Sampling and Analysis

The methodology of sampling the drill core and the underground workings by Minera Florida are set forth below:

(a)
Diamond drill core: Core is placed in labelled boxes at the drill site and the boxes are transported to the logging facility. Sampling/assay intervals are generally one metre in length but can be shorter to respect geological boundaries. Sample numbers are assigned to the intervals. In-house and certified standards, pulp blanks, and sterile samples are inserted into the sample stream. No duplicate drill samples were sent for analysis. Core is photographed by digital camera. Core samples are cut in half, with one half sent for assay and the other half stored on site. The core samples are placed in bags and shipped to the Acme Analytical Laboratories S.A. (“Acme”) in Santiago. Drill collars are surveyed and a Maxibor instrument is used to complete downhole positional surveys. The amount of core recovered from each logged interval is recorded in the drill logs. No overall core recovery statistics were reviewed, however from the inspection of a number of drill logs and visual inspection of split core from several drill holes, it is estimated that there is better than 90% overall core recovery.

(b)
Underground sampling: Underground faces are washed and the contacts of the mineralization are marked. Channel samples are taken horizontally across the face in both ore and waste respecting the geological contacts. The maximum sample length is one metre. Samples are bagged and sent to the Minera Florida laboratory for preparation and assaying. No standards or blanks are inserted into the sample stream.

Prior to Yamana ownership of the operation, whole core sampling, and muck sampling were used by Minera Florida for Mineral Resource estimation and grade control purposes.
Minera Florida used Acme for all assaying of the exploration and infill core drilling. Core samples were delivered to the laboratory in sealed batches by truck. The Minera Florida laboratory handles all production samples from the mine. Certified standards as well as pulp blanks and sterile samples were used for quality control purposes. As well, pulp samples were resubmitted to a second outside laboratory (ALS Chemex, in La Serena, Chile). No field core duplicates samples were submitted.
In 2009 (up to November 9, 2009), a total of 160 shipments of drill samples containing a total of 14,908 samples were shipped to Acme. In the same period, 13,454 production samples (drill core, channel samples, muck samples) were shipped to the Minera Florida laboratory in 770 shipments. A total of 15 standards at various gold grades were available and individual standards were inserted into the assay stream a total of 622 times. Blanks were inserted 6,288 times and a total of 399 sterile samples were submitted. As well, 704 quartz sand blanks were processed through the Minera Florida laboratory.
The following procedure was used for Minera Florida's sample preparation and assaying:
(a)    A submittal form was filled out by a Minera Florida geologist or technician and delivered with the samples to
Acme in Santiago.
(b)    Samples were opened and dried at 105ºC as required.
(c)    The entire samples were crushed to better than 85% -10 mesh. Crushers were cleaned with compressed air between every sample and with quartz sand every 10th sample. Granulometric checks were done every 30 samples.
(d)    A 1,000 g subsample was taken by rotary divider for samples less than four kilograms in weight and by a riffle splitter for samples above four kilograms in weight. The split was pulverized using a chrome-steel ring mill to better than 85% -200 mesh. Granulometric checks were done every 30 samples. Pulverizers were cleaned with compressed air between every sample and with quartz sand every 10th sample.
(e)    Two 250 g pulps were separated, one for analysis and one for storage.

Standard fire assay (“FA”) methods using a 30 g pulp sample were used to determine total gold content. Samples assaying greater than or equal to 5 ppm Au using FA with a atomic absorption spectrometry (“AAS”) finish were reassayed with a gravimetric finish for accuracy. Assays for silver were completed using a multi-acid digestion of a 1 g pulp sample followed by AAS. If the initial assay was greater than 300 ppm, then a 30 g sample was assayed with a gravimetric finish for accuracy. Copper, lead and zinc assays were carried out using 1 g samples and a multi-acid digestion followed by AAS. If any of the metals assayed by Acme was greater than 30% Zn, 10% Pb, or 30% Cu, then the metal was reassayed a modified inductively coupled plasma methodology. If any of the metals assayed by Minera Florida was greater than 10% Zn, 2% Pb, or 2% Cu, then the metal was reassayed using a dilution factor of 10.
In terms of data verification, part of the Mineral Resource database and several drill log files were reviewed by Scott Wilson RPA for accuracy of assay transcription from the assay certificates. No significant errors were noted. As well, several reports containing control charts and detailing the results of the assay standards and blanks for the drill core for 2009 were reviewed. Florida procedures appear to identify assay failures when blanks and /or standards failed to pass set criteria. In 2009, to the beginning of November, there were 35 failures of standard and blank analyses for exploration samples and 35 failures for production assays. In these cases, individual assays or entire batches were redone. If the standard value was less than 5 g, then the standard and two samples adjacent to the standard were reassayed. If the standard assay value was greater than 5 g, then the entire batch was redone. Results from the duplicate pulp assays returned correlations of 97% or better for the various metals and grade ranges.

Since the start of the exploration program with Yamana, data verification is also done by Dafne Herreros V., Resource Geologist, and Paola Coco, Database Supervisor with Yamana. Data verification of production assays is currently completed by Karina Flores, Database Geologist.
Security of Samples
Samples are handled only by the Florida authorized personnel. Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon completion of the underground sampling. All drill core from underground drill holes is taken directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel. The mineralized core intervals are photographed, logged and sampled; and the samples are delivered directly to Acme in Santiago.

Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. The second half of the split core is stored on-site as a control sample, available for review and resampling if required.

Mineral Resources and Mineral Reserves

See “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.
Scott Wilson RPA has reviewed the Mineral Resource and Mineral Reserve estimates of the Pedro Valencia Mine of Minera Florida, as reported by Yamana as of December 31, 2009. Scott Wilson RPA carried out a number of checks to verify the various procedures and numerical calculations used in the Minera Florida estimates. This included tracing of the methodology of estimating tonnage and grade of Mineral Resource and Mineral Reserve blocks. With few exceptions, Scott Wilson RPA found that values and compilations of gold grades were accurately recorded and calculated as provided on sections and plans. Scott Wilson RPA notes that, although not critical, a minimum thickness was not applied to the mineralized structure in the estimation of Mineral Resources.
As part of this audit, Scott Wilson RPA carried out an independent estimate of four veins (Centenario, Milenium, Peumo, and Tribuna) to allow for better comparison of the Yamana estimates with the Scott Wilson RPA estimates, based on the underground drill hole data and wireframes provided. Mining has been carried out in the Milenium and Peumo veins, but production has not started in the Centenario and Tribuna veins.
Using the Measured and Indicated Resources, Yamana compiled the underground life of mine Mineral Reserve statement. The process uses a series of steps including the construction of potential mining outlines based on the sublevel stoping and cut and fill mining methods. Drilling and excavation drive outlines are interactively constructed and converted into mining solids using the Vulcan software system. The intervening mineralization (Bench portion) that will be drilled is then modeled. Mine dilution, containing gold and silver grades, is added into the design by expansion of the solids. All remaining resources are automatically listed as Mineral Resources.
Using these diluted tonnes and grades, the economic value of each potential mining outline is calculated using a forecast long-term gold price of $825 per ounce, long-term silver price of $14.00 per ounce and a long-term zinc price of $0.75 per pound. These economic values are weighed against forecast costs averaging $79.08/t and metallurgical recoveries for each potential mining outline. These combined economic revenue and cost models are part of the selective mining unit models.
Mining Operation

Mining Method and Metallurgical Process

The Alhué Mine currently operates at a rate of approximately 2,200 tpd (830,000 tonnes per year). The underground workings are developed by adits driven from surface and an internal ramp system provide access to the vein systems. Single, sublevel drill drifts are driven in narrow veins, and mining has been advanced from the top down, with sill pillars left at regular intervals. This trackless underground mining operation utilizes articulated haul trucks, electronic hydraulic development and production jumbos, load-haul dumpers and a number of ground support and service vehicles. Ore is hauled using 25-tonne trucks from the mine to a transfer point, and from the transfer point to the process plant in 50-tonne haul trucks. Waste is transported by 25-tonne trucks.
To December 2009, some 121,600 metres of underground development including drifts, cross-cuts, raises, and three access tunnels have been completed. Total production for the Alhué Mine from 1987 to end of November 2009 was 7.6 million tonnes grading 5.6 g/t Au, 50 g/t Ag, and 1.05% Zn.

The planned mine expansion, which was scheduled to be completed in late 2009, has been adjusted. The El Hornito adit and ore pass concept, which was ongoing in 2008 was terminated due to ground control conditions, and the associated high cost of excavation. Ventilation raises and other mine openings provide the necessary underground ventilation as well as emergency escape routes.
See also “- Current Exploration and Development”.
Markets

The principal commodities at Alhué are freely traded at prices that are widely known, and prospects for the sale of any production are virtually assured. Scott Wilson RPA used average prices of US$961 per ounce gold, US$14.78 per ounce silver and US$0.87 per pound zinc for the base case. These prices were based on the average of the bank forecasts for the commodities at the time of the report.
Sales Contracts

Scott Wilson RPA understands that Minera Florida sells the gold doré bars to Johnson-Matthey and the zinc concentrate is sold to world markets, but has not reviewed any contracts.
Mine Life

As noted in the Minera Florida Report, Minera Florida's mine life is contemplated to be approximately 4.5 years of production.
Environmental Considerations

Considerable amount of data is available regarding the environmental status on the Alhué Project. Since 2007, Florida has been involved in major environmental projects. These include:

•	Expansion of the current tailings, including the installation of a polyethylene liner at the bottom of the pond.

•	Road construction and paving the road which goes through the town of El Asiento.

•	Vegetation of an area adjacent to and south of El Asiento with palm trees.

All the environmental permits are in place and are in good standing, and that operations do not present unusual or significant impacts on the environment. Also, the mine has a positive socio-economic impact on the working population and on the Alhué Village.
Mineral Processing
Based on the upgraded and expanded plant, overall metallurgical recoveries are forecast to be 83.0% for gold, 67.7% for silver, and 77.0% for zinc for the life of the mining operation. These forecast recoveries are similar to historical results, which averaged 84% for gold, 71% for silver, and 71% for zinc in 2008.
Forecast gold production varies from approximately 101,000 ounces to 116,000 ounces from 2010 to 2013. Silver production is forecast to increase from approximately 503,000 ounces in 2010 to 695,000 ounces in 2013.
Capital and Operating Costs
The total capital expenditures estimated by Yamana for the mine life is $110 million. These costs include mine and plant expansion, exploration and mine development, sustaining capital, and reclamation costs.
Operating costs are forecast to average $79/tonne milled, for the life of the operation.
Economic Analysis
Considering the Minera Florida Project on a stand-alone basis, the undiscounted pre-tax cash flow totals $138.0 million over the mine life. The total cash cost is US$426 per ounce of gold equivalent (including by-product credits for silver and zinc). The mine life capital unit cost is US$164 per ounce, for a total production cost of US$590 per ounce of gold equivalent. Average annual gold production (not including by-product equivalent ounces) during operation is 107,000 ounces per year. The pre-tax net present value at a base case discount rate of 5% is US$115.6 million.

Current Exploration and Development

During 2012, 171 underground diamond drill holes were completed for a toal of 31,000 meters. Drilling focused on converting Inferred Mineral Resources to Indicated Mineral Resources at Espino, Centenario, Tribuna and Maquis and Mineral Resource definition at El Roble, Florida Norte, Fantasma and Mina al Este.

Minera Florida produced a total of 105,679 GEO in 2012, compared with 102,738 GEO in 2011. The increased production was mainly due to the new production from the tailings retreatment project. The increase was partly offset by lower feed grade and lower recovery rate of gold. Grade variations are due to the combination of production areas included in the mine plan compared to that of 2011. Mine and plant production were also affected by weather in 2012. In addition, the mine produced 5,381 tonnes of zinc in 2012, compared with 6,958 tonnes of zinc produced in 2011.

The Company's expansion project at Minera Florida is expected to increase annual production by approximately 30,000 GEO per year for five years through the re-treatment of tailings. The tailings re-treatment plant was completed in May 2012 and ramp up to design capacity was delayed in part due to the installation of a zinc recovery plant that was not initially contemplated. The zinc recovery plant is expected to further improve costs through the application of additional zinc by-product credits. Overall costs are expected to improve with the addition of tailings production given the lack of mining costs associated with the re-treatment of tailings. In subsequent periods, mine grade is expected to be consistent with plan and overall site performance augmented by ramping up the processing of relatively low cost historical tailings material.

The recently strengthened leadership team at the senior management level in Chile continues to focus on the operations in Chile and Mexico with the expansion at Minera Florida as their first priority.

Other Producing Mines

Fazenda Brasileiro Mine

The Fazenda Brasileiro property includes a producing gold mine and approximately 197,000 hectares of adjacent exploration properties. It is located in northeast Brazil in the eastern portion of Bahia state, 180 kilometres NNW of the state capital city of Salvador. The property, all of which is within the Rio Itapicuru Greenstone Belt (“RIGB”), can be roughly divided into two parts. One part covers the east-west trending Weber Belt, which hosts the mine, operating open pits and areas of immediate exploration potential. The other part covers large portions of the north-south trending portion of the RIGB and several exploration permits southwest of the mining area. The Weber Belt area is comprised of 15 contiguous tenements at various stages of the Brazilian tenure process, totaling approximately 12,000 hectares. The remaining area is comprised of 148 blocks, many of which are contiguous and all at various stages of the tenure process, totaling approximately 184,500 hectares in area.

The Fazenda Brasileiro mine began production in 1984 as an open pit, heap leach operation. In 1988, production began from underground operations with processing in the newly constructed C-IP plant and has been continuous since such time.

Mine exploration is primarily concentrating on the F, G, E-east and E-deep ore bodies. Fan diamond drilling on 25 by 10 metre grids from footwall drifts has been conducted as part of the stope definition process. This zone hosts the bulk of the Proven and Probable Mineral Reserves and nearly all of the present underground production comes from it. This is routine drilling designed to upgrade Indicated Mineral Resources to the Measured Mineral Resources category.

Since August 2003, Yamana has conducted an exploration and infill drilling programme at the Fazenda Brasileiro Mine designed to upgrade the current Probable Mineral Reserves to Proven Mineral Reserves and replace mined Mineral Reserves and a deeper drilling programme designed to extend the mine's underground Mineral Resources at depth and to the east. Drilling has been focused on underground ore bodies adjacent to the mine, underground ore bodies at or near the level of existing mine workings and ore bodies beneath the existing mine workings.

Two new mineralization zones, CLX2 and Lagoa do Gato were discovered in 2009. The CLX2 zone is identified as having significant potential for high grade sources of ore for the mill. Both infill and extension drilling confirm the continuity of mineralization in both areas. The Company continues to develop the high grade Mineral Reserves at CLX2 with a focus on increasing Mineral Reserves and Mineral Resources.

Production at Fazenda Brasileiro was 67,130 ounces of gold in 2012, compared to 55,163 ounces of gold in 2011. The increased production was mainly due to higher gold grade and increased tonnage processed. There was no drilling or exploration completed at Fazenda Brasiliero in 2012. The Company is continues to evaluate the possible extension of mine life. The mine continues to further outline exploration potential and Mineral Resource additions are expected in 2013.

Mercedes

Mercedes is located approximately 65 kilometres southeast of Magdalena de Kino in the state of Sonora, Mexico. Cucurpe, with a population of approximately 1,000, is the closest town and is located roughly 25 kilometres northwest of Mercedes. Magdalena de Kino has a population of approximately 25,000. Hermosillo, the state capital, is located 260 kilometres southwest of Mercedes and has a population of over 700,000.
The site sources its energy through a 65 kilometre power line connected to the main power grid at Magdalena de Kino. Water for process and consumption is available from mine de-watering and wells on the property. Yamana controls an area of approximately 64,000 hectares of mineral concessions and also has control over the surface rights where the mine and all facilities are located.
Geologically, the area is underlain by mostly Tertiary aged volcanic flows, tuffs, and volcaniclastic sediments, which have been intruded by felsic to intermediate dikes. The deposits consist of gold-silver bearing low-sulfidation hydrothermal vein/stockwork/breccia zones emplaced in N30-75W and N40-80E trending structures. Ore bodies are hosted within andesite flows and lithic tuff units. A total of over 15.0 kilometres of veins have been identified on the project to date, ranging in width from 0.3 to +18.0 metres. Three of these veins, Mercedes, Barrancas and Klondike, are currently in development or production, providing feed to the plant which started operations in late 2011. Post-mineral volcanic and sedimentary rocks cover significant portions of the site surface, and the discovery of the blind Barranacas structure in 2009 validates the exploration potential in these covered areas.
The drill program for 2008 concentrated on extending the Mercedes vein to Breccia Hill and infill testing of the Mercedes and Klondike veins. A total of 82,805 metres were completed in 318 diamond drill holes during 2008. These results were the basis for the development of the pre-feasibility study of Mercedes.
In 2009, 32,856 metres of exploration diamond drilling were completed and resulted in the discovery of the new Barrancas vein. The vein is located on a parallel structure to the NW of the Mercedes vein. The Barrancas discovery was made with the assistance of ground and airborne geophysics completed in late 2008 and early 2009. Local high grade mineralization was also intersected in the Lupita vein, located 5 kilometres NE of the Mercedes vein. These new areas remained as Inferred Mineral Resources for 2009. In addition to the exploration activities, Yamana advanced the project to a feasibility stage, completing extensive works and tests including the development of an exploration decline in the Mercedes zone.
In 2010, 45,805 metres of diamond drilling were completed with the purpose of infill testing the Barrancas and Klondike areas. In addition to the infill drilling, the Barrancas area was extended on strike to the north with the discovery of the Lagunas zone. At Lupita, exploration drilling discovered the Diluvio zone east of the Lupita Inferred Mineral Resource, which added significant Inferred Mineral Resources to the Mercedes inventory.
In late April 2010, the company received approval from the Sonoran authorities for the construction of the Mercedes Project which started its bulk excavation in May 2010.
In 2011, 43,325 metres of diamond drilling was completed in 114 drill holes. The drilling focused on the strike extension of the Barrancas and Diluvio deposits and infill drilling of the Rey de Oro zone. At Barrancas, drilling resulted in the discovery of the Lagunas Norte ore shoot. The Lagunas Norte ore shoot is currently defined along 200 metres of strike length and is an extension to the Lagunas zone, which has now been identified over 400 metres along strike and up to 150 metres down dip. The total length of the Barrancas zone is 1,100 metres, including Barrancas Centro, Lagunas and Lagunas Norte, and it remains open along strike to the north. At Diluvio, drilling moved a part of the Inferred Mineral Resource to Indicated and allowed the inclusion of Mineral Reserves, and also extended the Diluvio deposit to the west towards Lupita.
In 2012, 37,903 metres of diamond drilling was completed in 149 drill holes. The drilling focused on: testing the strike extensions of the Barrancas and Diluvio deposits; and 30-metre infill and step-out drilling of the Lupita and Rey de Oro zones. In-fill drilling at Rey de Oro confirmed continuity of the wide (25.0-65.0 metres) zone of near surface, low grade Au-Ag mineralization. In addition, step-out drilling showed the mineralized zone is still open to depth, including local intercepts in the 1.0 to 7.0 metres range with grades ranging from 5.0 to 20.0 g/t AuEq. The Rey de Oro zone has now been delineated along a strike length of 450 metres, a dip length of up to 350 metres (starting at the surface) and a width ranging from 8.0 to 65.0 metres.
The 2013 Mercedes surface exploration program will focus initially on defining the extent of the Rey de Oro mineralization. This will be followed by definition drilling of higher-grade zones that could be accessed for mining via a tunnel of 500-800 metres (using existing Klondike Mine underground infrastructure). The second priority will be to further drill-test the Barrancas trend around Marianas. Additional mineralization needs to be confirmed to justify extending an exploration tunnel 800 metres northwest from the Lagunas Mine, to allow future underground exploration drilling in the Barrancas structural corridor.
The Mercedes mine reached commercial production on February 1, 2012, upon achieving sustainable levels of operations based on qualitative and quantitative factors. With mine development and plant commissioning well advanced and a sufficient stockpile having been created during the mine development period, a first gold pour occurred in mid-November 2011, marking the formal start-up of commissioning production at the mine, well ahead of schedule which was originally planned for the middle of 2012. After a successful ramp-up, Mercedes surpassed its production plan, reaching approximately 126,000 GEO for 2012 and achieved an increase in throughput to near 1,800 tpd by the end of the fourth quarter of 2012 through modest modifications and optimizations. The Company continued development of the Barrancas zone, reaching ore within the higher grade Lagunas Norte vein, one of the newest discoveries at the mine. Development of the vein structure in the Barrancas zone was not included in the original mine plan and represents a significant opportunity to increase production. The Company expects production to increase to over 130,000 GEO in 2013, as a result of additional ore availability from Barrancas and other new discoveries, accelerated underground development work advances and increased plant capacity.
The mining method consists of variations of cut and fill, based on the geological and geotechnical characteristics of the veins. The processing plant consists of agitated leaching, CCD and detoxification of tailings.
Mercedes produced 126,010 GEO in 2012, compared to 8,348 GEO in 2011. Production for 2012 consists of 116,215 ounces of gold and 489,747 ounces of silver.

Alumbrera Mine

The Alumbrera Mine is an open-pit copper/gold/molybdenum mine located near Belen, province of Catamarca, in north-western Argentina. It comprises a mining lease of 600 ha, owned by Yacimientos Mineros de Agua de Dionisio (“YMAD”). Minera Alumbrera Limited (“MAA”) entered into a Joint Venture Agreement with YMAD in April 1994, subsequently amended. The Joint Venture Agreement defines the working relationship between the parties, including the appointment of MAA as the operator, royalty obligations, and requires that ownership of certain facilities and infrastructure revert to YMAD after completion of operations. Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 ha. Xstrata holds a 50% interest in, and is the operator of, the Alumbrera Mine. Goldcorp holds a 37.5% interest and Yamana holds a 12.5% interest.

The Alumbrera Mine consists of the following five facilities, with support offices located in Tucumán, Catamarca City, Rosario and Buenos Aires:

1.	an open-pit mine, processing facilities and central administration offices at Alumbrera, Catamarca;

2.	a 316 km concentrate slurry pipeline through Catamarca and Tucumán Provinces;

3.	a 202 km, 220 kilovolt power line from the project's substation at El Bracho, Tucumán;

4.	a filter plant and rail loading facilities at Cruz del Norte, Tucumán; and

5.	a port, handling facilities and train maintenance facilities at San Martìn near Rosario, Santa Fé.

The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Concentrate slurry from the processing facilities is pumped 316 kilometres to a filter plant at Cruz del Norte. Concentrates from the filter plant are shipped 830 kilometres by rail from Cruz del Norte, Tucumán to Puerto Alumbrera. The port is located in San Martìn, Rosario in the Province of Santa Fé.

The mining rights to the Alumbrera Mine held by MAA are limited to a 2,000 metres by 3,000 metres rectangle (600 ha in size) approximately centred on the open-pit mine. This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions. No exploration is conducted by MAA outside the contract area. Because of the very limited area of mineral rights involved and the dominance of the area by the open-pit mine, further exploration work will be limited. The operating life of the Alumbrera Mine is currently expected to extend until mid 2018.

Yamana's attributable interest in Mineral Reserves at the Alumbrera Mine is 27,125,000 tonnes with 0.35 g/t Au grade, 0.36% copper grade and 0.013% for molybdenum, totaling 305,000 ounces of gold, 215 million pounds of copper and 8 million pounds of molybdenum.
Attributable production from Alumbrera was 46,077 ounces of gold and 37.4 million pounds of copper for 2012, compared to attributable production of 44,502 ounces of gold and 32.2 million pounds of copper for 2011.
See also “- Additional Projects - Agua Rica Project”.

Development and Advanced Stage Exploration Projects

Pilar
The Pilar Exploration Project comprises 59,000 hectares of exploration concessions held by Yamana in the northwest portion of Goiás State in Brazil. The area covers part of Pilar and Guarinos Belts which are classical Archean greenstone belts terrains with many gold occurrences (several anomalies never checked with geological mapping or drilling). Gold was first discovered and mined in the region in 1740 by the Portuguese empire. After that, artisanal mining has been continuously present in the area.
Pilar and Guarinos Belts have similar volcano-sedimentary sequences to that of Crixas Greenstone Belt, where the three million ounce Serra Grande mine (Anglo Gold/Kinross) is located, about 20 kilometres west of Guarinos. The most explored areas are located in the southern portion of the Pilar Greenstone Belt, called Jordino-Ogó-Três Buracos (JOT), a continuous gold anomalous northwest trend, extending for almost 8 kilometres. Although the garimpos occurrences were less intense in the Guarinos Belt, the gold occurrences are also constant in the whole belt.
Past exploration work was conducted by several companies (including Mineradora Montita, BHP (Marex) and INCO/CNM) and consisted of stream and soil sampling programs, geophysical surveys with interpretation and re-processing of data, induced polarization and some restricted ground geophysics, excavations including trenching and channel sampling, geological mapping, and restricted drilling campaigns totaling approximately 5,000 metres.
In July 2006, Yamana commenced the exploration works in the Pilar and Guarinos Greenstone Belts. In 2007 Yamana focused drilling on the Três Buracos and Jordino targets. The Três Buracos target has excellent potential as an open pit, heap leach target. Yamana's drilling programme is targeted at outlining the JOT mineralization, testing continuation along the definition of high-grade ore shoots. The Três Buracos and Jordino targets are just two of several significant targets in the area which demonstrate the potential for entirely new high-grade gold discoveries.
The 2009 drill program focused on infill drill testing of the Jordino target. A total of 220 diamond drill holes were completed in the 37,868 metre infill program. The drilling resulted in a 50x50 metre drill pattern over the entire Jordino Mineral Resource that confirmed the continuity and grade of the mineralization. In addition to the drilling, an access tunnel was commenced in the third quarter of 2009. The tunnel will allow for underground bulk sampling and mapping to confirm the results of the Mineral Resource models based on surface drilling and will aid in the determination of Mineral Reserves.
The Company undertook an aggressive exploration program concurrently with mine development which began in 2010. The objectives of the 2010 exploration program at Pilar were threefold:

1)	to infill drill the areas containing Mineral Reserves to support mine development;

2)	to infill drill areas containing Mineral Resources in order to upgrade to Mineral Reserves; and

3)	to extend the known areas of mineralization.

On August 4, 2010 Yamana made a formal decision for the construction of the Pilar exploration project based on positive feasibility study results. During 2010, the focus of exploration was on extending the main Jordino mineralization down dip and to that end, 38,500 metres of diamond drilling was completed. The deepest hole to date to intersect the Jordino deposit, JD-364, intersected 0.50 metres of 6.2 grams per tonne gold (g/t Au) at a depth of 840 metres indicating that mineralization remains open.

In 2011, 159 diamond drill holes were completed totaling 48,027 meters. The drilling was successful in extending the main Jordino deposit down dip to in excess of 1 kilometer in dip length and also along strike to the north for about 2 kilometers towards Ogo and Tres Buracos. All of the drilling was completed on 100 meters centers and increased the Inferred Mineral Resource base substantially. Mineralization remains open in all directions. At Maria Lazarus, located 20 kilometers west of Pilar and 25 kilometers south of Caiamar, initial results from the drilling indicate similar grades and widths to Jordino along a stike length of 800 meters and a dip length of at least 200 meters.

Construction progress is on schedule with commissioning and start up of production expected by mid-2013, with commercial production expected within 4-6 months of start up. Civil works and electromechanical assembly continued as planned. Underground development at Pilar continued to progress and reached a total length of more than 9,000 metres.

Yamana acquired an extensive exploration concession and project called Caiamar in July 2009 which is located approximately 38 kilometres from Yamana's Pilar project and just east of the Crixas Greenstone Belt. Caiamar is located in the northern portion of a regional Shear Zone in the Guarinos Greenstone Belt and mineralization consists of arserno-pyrite rich quartz breccias hosted in metagraywacke layers.
A total of approximately 14,000 metres of drilling was been completed in 2009 at Caiamar. The drilling confirmed the occurrence of mineralized shoots along an area of 2.5 kilometres length and 700 metres wide. In 2010 an additional 19,000 meters of drilling was completed in 61 drill holes to further delineate and define mineralization. In 2012, underground development at Caiamar progressed more than 1,000 metres.
In 2012, Mineral Resource development and work on a feasibility study continued at Caiamar. Caiamar and the Mineral Resource development of other targets could positively impact capacity utilization and production rates at Pilar as early as 2014.
Annual production from the mine was originally estimated to be 120,000 ounces of gold. The project is being built with 30% additional capacity to that contemplated in the feasibility study in anticipation of significant Mineral Resource growth. Ore feed from Caiamar is expected to contribute to production at Pilar thereby increasing production to a minimum of 140,000 gold ounces per year, expected to begin as early as 2014. Mineral Resource development and work on a feasibility study continued at Caiamar during the quarter. The ore from this deposit can be processed at Pilar with the higher grades offsetting the additional transportation costs.

During 2012, diamond drilling was focused on Mineral Resource definition at the Maria Lazarus deposit located 10 kilometres west of Jordino. A total of 34 diamond drill holes were completed on the down dip portion of the Jordino deposit to upgrade the Inferred Mineral Resource to the Indicated Mineral Resource category and further increase confidence in the deeper parts of the deposit.

Ernesto/Pau-a-Pique
The Ernesto/Pau-a-Pique project is located in southwest Mato Grosso state, near Pontes e Lacerda in Brazil. The Pau-a-Pique deposit is approximately 62 kilometres by road south of the Ernesto deposit. The significant existing infrastructure including paved roadways supports the development of Ernesto/Pau-a-Pique as two mines with a common plant. Pau-a-Pique is planned as an underground mine and Ernesto is planned to be mined both open-pit and cut-and-fill underground. The deposits are hosted by meta-sedimentary rocks of Proterozoic age and at the contact with underlying granitic basement rocks. The gold mineralization is hosted by quartz veins in the metasedimentary rocks (arenites and conglomerates) or associated with shear zones at the contact of the metasediments with the underlying granite basement. At Ernesto, gold-rich quartz veins and veinlets occur within a thick, low-angle structure at the base of the meta-sedimentary sequence and within sulphidic horizons in overlying altered meta-arenite units.
In January 2010, Yamana made a formal decision for the construction of the Ernesto/Pau-a-Pique project based on positive feasibility study results and an expected upgrade in Mineral Resources as a result of deeper drilling of the ore body. The project had an initial mine life of approximately seven years with current Mineral Reserves of 791,000 ounces of gold. The Company believes there is potential to extend the mine life as it continues efforts to upgrade Mineral Resource ounces to the Proven and Probable category and expand Mineral Resources at Ernesto as results demonstrate the deposit is open at depth and down dip. Permitting was granted in 2010. The initial after-tax net present value is approximately $106 million, based on a 5% discount rate, and the internal rate of return is 31%. The payback period for the Ernesto/Pau-a-pique project is estimated at two years.

Construction was completed at the end of 2012. Ernesto/Pau-a-Pique commenced the commissioning phase in the fourth quarter of 2012, including the process for obtaining the final operational permits. Commercial production is anticipated by mid-2013. Mine development and electromechanical works continued as expected. Underground development at Pau-a-Pique continued to progress and reached a total length of more than 5,200 metres. Annual production is expected to be in the range of 80,000 - 95,000 gold ounces in 2013 with the potential to increase above that level in 2014.
C1 Santa Luz
Located in the state of Bahia, Brazil, approximately 140 kilometres north of its Fazenda Brasileiro mine and 160 kilometres east of its Jacobina mine, C1 Santa Luz is planned as a conventional open pit mine with throughput of 2.5 million tonnes per year or 6,800 tonnes per day. Processing will be done through a conventional CIL flotation circuit. C1 Santa Luz project comprises seven concessions granted by DNPM, with total area of 5004.5 hectares.
The C1 Santa Luz Project gold deposits lie within the Rio Itapicuru Greenstone Belt (RIGB), a deformed and metamorphosed greenstone-granite terrain of paleoproterozoic age. The gold deposits are structurally controlled and closely associated with small porphyritic dacite intrusions and extensive zones of breccia hosted in carbonaceous meta-sedimentary rocks, with associated hydrothermal alteration centred on the intrusions. The project contains a number of deposits, including, Antas 1,

Antas 2, Antas 3, Mansinha and Mari. The largest known deposit, Antas 1, occurs in a continuous mineralised zone associated with a sill-like body of dacite-quartz breccia and carbonaceous-quartz breccia, striking northeast and dipping 35º to 55º northwest. Most of the gold mineralization (approximately 80%) occurs in the quartz-breccia.
Exploration potential is excellent with several under-explored satellite targets occurring within a 30 kilometre radius of C1 Santa Luz. Further, significant potential exists to extend the known ore bodies, particularly Antas 2, Antas 3 and Mansinha.
Based on the positive results of Yamana's 2005 scoping study on the project, a feasibility study was commenced in 2006 aimed at assessing the development of the project as a standalone mine, which study was completed in 2007. As recommended in the feasibility study, an infill drill programme in addition to exploration aimed at delineating new satellite ore bodies is ongoing and the Company is targeting to add at least 400,000 new Mineral Reserve ounces to the current Mineral Reserve base prior to the start of production. At a minimum, this would add an additional three years of mine life. Approximately half of the Mineral Resources are along strike and represent excellent potential to increase mine life by an additional three years. The additional three years is expected to reduce life of mine (LOM) cash costs.
In 2008, Yamana drilled approximately 20,908 metres in 147 diamond drill holes of infill and exploration drilling. Yamana made a construction decision for C-I Santa Luz in July 2009 based on an economic update to the previous feasibility study which showed improved economics and a longer mine life. The updated Proven and Probable Mineral Reserves amount 23.8 million tonnes grading 1.55 g/t Au containing 1.2 million ounces. Construction cost was estimated at $143 million. The updated financial analysis was based on a gold price of $900 per ounce and a 5% discount rate resulting in an initial after-tax net present value of approximately $142 million. The mine life for the project has increased from the initial 2007 feasibility study estimate of approximately seven years to 10 years.
A substantial amount of studies were conducted to complete the Environmental Impact Study (“EIS”) for C1 Santa Luz. The EIS was submitted for assessment by the CRA (Environmental Agency of Bahia State) and an application for the necessary environmental license was submitted in December 2007. All permits needed for construction were granted.
As of December 31, 2012, physical advancement of the project was over 95% complete. Civil works and electromechanical assembly continued as planned. Power line construction is expected to be completed in early 2013. Start-up of operations is pending with completion of commissioning expected by mid-2013. Water availability necessary for continuous operations will depend on the continuation of the rains throughout the rainy season which progresses through March and will be supplemented by recently discovered water wells.
Annual production is expected to be approximately 100,000 gold ounces.
Sixty drill holes were completed during 2012, eighteen on the down dip extension of the C1 deposit and the remainder at the near surface satellite deposits. Additional drilling in 2013 will focus on increasing the confidence of the C1 down dip extensions through infill drilling and the addition of new Mineral Resources at other satellite deposits.
Cerro Moro Project
The Cerro Moro project is an advanced stage, high grade vein system located in the Santa Cruz province of Argentina, with approximately 1.95 million GEO Indicated Mineral Resources and 490,000 GEO Inferred Mineral Resources. The Cerro Moro project covers 177 square kilometres and is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado, and 130 kilometres east of the Cerro Vanguardia gold silver mine.
Evaluation of exploration and development plans of Cerro Moro is underway. A total of $5 million was spent in 2012 on this newly acquired property to increase and upgrade categories of Mineral Resources, with a focus on certainty in the definition of grade and size of the orebody.
Additional Projects

Agua Rica Project

Yamana currently owns 100% of the Agua Rica Project, a large porphyry-style copper-gold-molybdenum-silver deposit located in the northwestern province of Catamarca in Argentina. There is evidence to suggest that the ore body also contains significant amounts of rhenium which could be an important source of by-product credits.
In March 2011, the Company announced an arrangement with Xstrata and Goldcorp that would facilitate the ultimate integration of Agua Rica into Alumbrera. In September 2011, Xstrata, Goldcorp and the Company reached a definitive agreement in respect of the arrangement, pursuant to which Minera Alumbrera holds an exclusive four-year option to acquire Yamana's interest in the Agua Rica project for cumulative payments made by Xstrata and Goldcorp of $110 million, of which $50 million has been received by the Company. During the option period, Minera Alumbrera will manage the Agua Rica project and fund a feasibility study and all development costs. Minera Alumbrera can elect to exercise the option at any time during the four-year period. Upon approval to proceed, Yamana would receive $150 million and a further $50 million on commencement of commercial production. The Company would also retain the right to a deferred payment related to 65% of the payable gold production from Agua Rica to a maximum of 2.3 million ounces. See also “General Development of the Business - History - Agua Rica - Integration Into Alumbrera.”
The update to the feasibility study has been commenced and is expected to be complete in 2013. Minera Alumbrera will work with stakeholders, including Yacimientos Mineros de Agua de Dionisio, to assess the optimum potential development of Agua Rica and complete environmental impact studies. Subject to a positive feasibility study, the option being exercised, and all necessary corporate and government approvals, a construction decision is expected to follow with construction potentially starting in 2013.
Suyai Project

The Suyai project is an advanced stage exploration gold project comprising 141,000 ha of land located in the Sierra de Esquel in southern Argentina. The various properties comprising the Suyai project are classified as either “permits”, “claims” or “mines” and are either owned outright by Suyai del Sur S.A. (“Suyai del Sur”) or through option contracts between Suyai del Sur and the direct owners.

On July 3, 2002, Meridian completed an unconditional share purchase offer for Brancote Holdings PLC, owner of the Suyai project. Permitting for the project and a feasibility study began in the third quarter of 2002. In March of 2003, with the feasibility study substantially complete, the project was put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel's citizens voted against the mine. The Company continues to monitor mining developments in the province of Chubut.

Studies relating to the Suyai project were initiated in 2012 for the purposes of evaluating Suyai as a high grade, low cost underground mine with off-site processing, tailings and waste facilities. The Company plans to present the conclusions to local officials and community leaders. The Company is continuing with its community relations plan in the town of Esquel.
Jeronimo (Agua de la Falda)

Yamana holds a 56.7% controlling interest in Agua de la Falda (“ADLF”), which includes the Jeronimo Deposit. Such interest was originally acquired by Meridian in 2006 from the Corporacion Nacional del Cobre de Chile (“CODELCO”), with whom Meridian initiated a strategic partnership. ADLF's properties, located 50 kilometres southeast of El Salvador in the Third Region of Northern Chile, encompass over 240 km and include the El Hueso, Coya and Agua de la Falda mines that produced over 660,000 gold ounces for Homestake Mining Company (“Homestake”) between 1988 and 2002. The Jeronimo Deposit is the downdip extension of the ADLF deposit. Exploration and development work completed by previous owners, Homestake and Barrick Gold Corporation (“Barrick”), included at least 150 diamond drill holes that have delineated the manto that hosts the Jeronimo Deposit. A 3D geologic model completed with this drilling indicates potential for 12 to 18 million tonnes of mineralization with average grades of between 5 and 7 grams per tonne gold. The potential mineral body is largely unoxidized and will require further metallurgical testing to determine the most economic processing techniques to recover the gold in a production environment.

In 2006 a geometallurgic campaign that comprised Upper, Inter-Fault and Lower mineralized zones, names which correspond to the morphology produced by the slidings so-called Jerónimo and Silica Roja faults. 43 holes were drilled, totaling 17,092 meters. Considerable metallurgical test work was performed in 2007 with encouraging results. In 2008, 81 drill holes were added, in order to develop an infill or filling in the upper zone to categorize the Mineral Resource. During 2008, Yamana concluded a scoping study which concluded that flotation in an inert atmosphere is the most commercially viable downstream process option for the flotation concentrates. In early 2010, a scoping study update returned positive economics for the project using pressure oxidation process on the flotation concentrates. The first Mineral Reserve estimate was declared of 1.6 million ounces of gold, based on the pre-feasibility study recently completed, on a fully consolidated basis. Based on Yamana's current ownership interest (57%), attributable Mineral Reserves are 0.93 million ounces. The pre-feasibility study (on 100% basis) contemplates approximately $310 million in pre-production capital; 145,000 oz approximate average annual production for 10 years of initial mine life at an average cash cost of $550/oz, with approximate 185,000 oz average annual production for the first four years at a cash cost below $500/oz.

The Company is evaluating other processing methods for better recoveries, which are anticipated to further optimize the project economics. The Company will also be incorporating the impact of credits from the sale of manganese which was not included in the pre-feasibility, as well as the positive impact of other off-take products. The Mineral Resource remains open at depth and has potential to add significantly to Mineral Resources.

Following the delivery of the first Mineral Reserve estimate at Jeronimo in early 2011, a pre-feasibility study was completed by the end of the year. The pre-feasibility study estimated that cash costs will be approximately $600 per gold ounce and that pre-production capital will be approximately $310 million. The initial results indicated increased production and recovery levels reaching approximately 85% under a base case scenario when utilizing a combined flotation and pressure oxidation process. Additional studies were undertaken, which have since been completed and form the basis of the feasibility study now being completed. The studies were designed to provide greater certainty through extensively testing metallurgical results, opportunities for improving recoveries beyond 85% and scaling the plant to requirements through pilot testing. These results and advanced engineering work were detailed in the feasibility study delivered in mid 2012.
Certain optimization studies, which supplement the feasibility study, have been completed with the goal of enhancing project economics and creating greater certainty on costs. The advanced engineering was completed and delivered in the forth quarter of 2012. The basic engineering for a pressure oxidation plant and final process design has been done. Reduced sulfuric acid consumption is projected with the insertion of a countercurrent decantation circuit. The tailings disposal project has been completed, allowing for potential capital expenditure reduction over the project life. The manganese optimization study is still in development, having advanced to a further progress level, and it is expected to allow improving project economics trough major sulfuric acid savings and manganese production. The Company continues discussions with its joint venture partner towards an objective of evaluating a construction decision. Jeronimo's annual gold production is expected to be approximately 150,000 ounces of gold per year, with average production in the first four years of production being approximately 175,000 ounces of gold.

ITEM 5
DIVIDENDS
The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies' dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company. In May, August and November 2010, the Company's board of directors further amended the dividend policy to increase quarterly dividend payments to $0.015 per share, $0.02 per share and $0.03 per share in each of the second, third and fourth quarters of 2010, respectively. The Company also declared a special dividend of $0.01 per share in the fourth quarter of 2010. In May 2011, the Company's board of directors amended the Company's dividend policy to increase quarterly dividend paid per share to $0.045 commencing in the third quarter of 2011, which policy was further amended for November 2011 to increase quarterly dividends paid per share to $0.05 commencing in the fourth quarter of 2011. In February 2012, the Company's board of directors amended the Company's dividend policy to increase quarterly dividends paid per share to $0.055 commencing in the first quarter of 2012, which policy was further amended in June 2012 to increase quarterly dividend paid per share to $0.065 commencing in the third quarter of 2012.
Payment of any future dividends will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.
ITEM 6
DESCRIPTION OF CAPITAL STRUCTURE
Authorized Capital

The Company is authorized to issue an unlimited number of common shares and 8,000,000 first preference shares, Series 1 (the “Preference Shares”) of which there were 752,406,692 common shares and no Preference Shares issued and outstanding as of March 27, 2013.
Common Shares
Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company's board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Preference Shares
Upon a consolidation, merger, or amalgamation of the Company with or into any other corporation, holders of Preference Shares who have not exercised their right of conversion at the date of the consolidation, merger, or amalgamation are entitled to receive upon the exercise of their conversion right, after the effective date of the consolidation, merger, or amalgamation, the aggregate number of shares or securities or property of the Company resulting from the consolidation, merger, or amalgamation, the holder would have been entitled to receive if they had at the effective date of the consolidation, been the registered holder of such number of common shares. Holders of Preference Shares are also entitled to receive, in the event of liquidation, dissolution or winding up of the Company, an amount equal to $0.125 in respect of each of Preference Share held and all unpaid cumulative dividends before any distribution of the assets of the Company among holders of the common shares or any other class of shares.
ITEM 7
MARKET FOR SECURITIES
Price Range and Trading Volume

The common shares are listed and posted for trading on the TSX under the symbol “YRI”, the NYSE under the symbol “AUY” and the LSE under the symbol “YAU”. The following table sets forth information relating to the monthly trading of the common shares on the TSX for the fiscal year ended December 31, 2012.

Period	High (Cdn.$)	Low (Cdn.$)	Volume
January 2012	17.92	15.12	69,961,995
February 2012	18.09	15.88	46,573,421
March 2012	17.49	14.86	51,814,821
April 2012	16.03	13.59	51,273,909
May 2012	15.46	12.76	68,233,217
June 2012	17.03	15.19	59,705,790
July 2012	16.89	14.07	51,327,504
August 2012	16.94	14.55	49,032,570
September 2012	19.16	16.45	65,350,029
October 2012	20.19	17.95	46,904,752
November 2012	20.61	17.99	51,064,248
December 2012	18.92	16.07	53,932,337

ITEM 8
DIRECTORS AND OFFICERS
The following table sets forth the name, province or state and country of residence, position held with the Company and period(s) during which each director of the Company has served as a director, the principal occupation of each director and executive officer of the Company. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation
Peter Marrone Ontario, Canada	Chairman, Chief Executive Officer and a Director (director since July 31, 2003)	Chairman and Chief Executive Officer of the Company
Patrick J. Mars(1)(2)(4) Ontario, Canada	Currently Lead Director and a Director since August 16, 2001	Company Director

John Begeman(1)(3) South Dakota, United States	Director since May 2, 2007	Company Director
Alexander Davidson(2)(3) Ontario, Canada	Director since August 31, 2009	Company Director
Richard Graff(1) Colorado, United States	Director since October 16, 2007	Company Director
Robert Horn(2)(3) British Columbia, Canada	Director since October 16, 2007	Company Director
Nigel Lees(2) Ontario, Canada	Director since June 16, 2005	President and Chief Executive Officer of Sage Gold Inc.
Juvenal Mesquita Filho(4) São Paulo, Brazil	Director since July 31, 2003	Company Director
Carl Renzoni(1)(4) Ontario, Canada	Director since October 16, 2007	Company Director
Antenor F. Silva, Jr. Rio de Janeiro, Brazil	Director since July 31, 2003	Vice Chairman and Chief Executive Officer of MBAC Fertilizer Corp.
Dino Titaro(2)(3)(4) Ontario, Canada	Director since August 5, 2005	President and Chief Executive Officer of Carpathian Gold Inc.
Charles Main Ontario, Canada	Executive Vice President, Finance and Chief Financial Officer	Executive Vice President, Finance and Chief Financial Officer of the Company
Ludovico Costa São Paulo, Brazil	President and Chief Operating Officer	President and Chief Operating Officer of the Company
Darcy Marud Nevada, United States	Senior Vice President, Exploration	Senior Vice President, Exploration of the Company
Greg McKnight Ontario, Canada	Senior Vice President, Business Development	Senior Vice President, Business Development of the Company
Evandro Cintra São Paulo, Brazil	Senior Vice President, Technical Services	Senior Vice President, Technical Services of the Company
Sofia Tsakos Ontario, Canada	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of the Company
Richard C. Campbell Ontario, Canada	Senior Vice President, Human Resources	Senior Vice President, Human Resources of the Company
Lisa Doddridge Ontario, Canada	Vice President, Investor Relations and Corporate Communications	Vice President, Investor Relations and Corporate Communications of the Company
Jason LeBlanc Ontario, Canada	Vice President, Finance and Treasurer	Vice President, Finance and Treasurer of the Company
Ana Lucia Martins São Paulo, Brazil	Vice President, Safety, Health, Environmental and Community Relations	Vice President, Safety, Health, Environmental and Community Relations of the Company
Nelson Munhoz São Paulo, Brazil	Vice President, Operations, Brazil	Vice President, Operations, Brazil of the Company
Khawar Nasim Ontario, Canada	Vice President, External Affairs	Vice President, External Affairs of the Company
Arão Portugal São Paulo, Brazil	Vice President, Administration and Country Manager, Brazil	Vice President, Administration and Country Manager, Brazil of the Company
Patrick Portmann Ontario, Canada	Vice President, Corporate Development	Vice President, Corporate Development of the Company
David Radu Ontario, Canada	Vice President, Information Technology	Vice President, Information Technology of the Company
Betty Soares Ontario, Canada	Vice President, Controller and Chief Accounting Officer	Vice President, Controller and Chief Accounting Officer of the Company
Hernan Vera San Juan, Argentina	Vice President, Country Manager, Argentina	Vice President, Country Manager, Argentina of the Company

Gerardo Fernandez Santiago, Chile	Vice President, Country Manager, Chile and Mexico	Vice President, Country Manager, Chile and Mexico of the Company
Ricardo Solovera Santiago, Chile	Vice President, Operations, Chile and Mexico	Vice President, Operations, Chile and Mexico of the Company
Rogerio de Matos Dias São Paulo, Brazil	Vice President, Strategic Planning	Vice President, Strategic Planning of the Company

1.	Member of the Audit Committee.

2.	Member of the Compensation Committee.

3.	Member of the Sustainability Committee.

4.	Member of the Corporate Governance and Nominating Committee.

The principal occupations, businesses or employments of each of the Company's directors and executive officers within the past five years are disclosed in the brief biographies set out below.
Peter Marrone - Chairman and Chief Executive Officer. Mr. Marrone founded Yamana in July 2003. Mr. Marrone serves as Chairman and Chief Executive Officer of Yamana. Mr. Marrone has more than 25 years of business and capital markets experience and has been on the boards of a number of public companies and advised companies with a strong South American presence. Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that, practiced corporate law in Toronto with significant international experience.
Patrick J. Mars - Lead Director. Mr. Mars is a company director specializing in mine finance and analysis. He was a director of Yamana Resources, a predecessor to the Company, beginning in August 2001. He benefits from over 30 years of experience in the investment industry and has had extensive involvement in mining research, financing and advisory work. For the majority of his career he was with Alfred Bunting & Co/Bunting Warburg, a Canadian investment dealer and stockbroker where he was President and CEO from 1981 to 1994. During this time he served 3 year terms both as a Governor of the TSX and Director of the Investment Dealers Association. From 1999 to 2001, he was Chairman and a Director of First Marathon Securities (UK)/NBC Financial (UK) Limited. Presently, Mr. Mars is a director of Aura Minerals Inc. (“Aura Minerals”) (Chairman), Carpathian Gold Inc. (“Carpathian Gold”) and Sage Gold Inc. (“Sage Gold”) (Chairman) as well as being President of P.J. Mars Investments Limited, a private company. He is also a director of the Renascent Foundation, a charitable organization.

John Begeman - Director. Mr. Begeman is a Professional Mining Engineer with over 35 years of mining experience. He currently sits on the board of directors of Premier Gold Mines Limited. He has previously served as the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc. In his capacity for Goldcorp, he was responsible for its surface gold operations in South Dakota and the Industrial Minerals Division in Saskatchewan. Previous to his employment at Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States. Mr. Begeman holds a B.S. in Mining Engineering, a M.S. in Engineering Management and an MBA.

Alexander J. Davidson - Director. Mr. Davidson has been a member of the board of directors of Yamana since August 2009. Mr. Davidson previously served as Executive Vice President, Exploration and Corporate Development with responsibility for Barrick's international exploration programs and corporate development activities. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the Company's expanding exploration program. He initiated Barrick's expansion out of North America and into Latin America and beyond. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 25 years' experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team's discovery of the Lagunas Norte Project in the Alto Chicama District, Peru. He received his B.Sc. and his M.Sc. in Economic Geology from McGill University.
Richard Graff - Director. Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and was a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He represents a consortium of international mining companies and has provided recommendations to the International Accounting Standards Board on mining industry issues and to regulators on industry disclosure requirements of securities legislation. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He serves on the board of directors and is chairman of the audit committees of Alacer

Gold Corp. and Dynamic Materials Corporation. He also serves on the compensation committee of Alacer Gold Corp.
Robert Horn - Director. Mr. Horn is a retired professional geoscientist in the Province of Ontario with over forty years international experience in exploration and mining. He graduated in Geology from the University of Exeter, UK, with BSc (Hons) in 1965 and from University College, London with MSc in 1967. During his career he worked in Zambia and Australia in exploration, ore assessment, grade control and production; was technical adviser to Vale Canada Limited's non-ferrous metal exploration program in Brazil and Exploration Manager, Europe and Vice President, Exploration, Canada, for BP Minerals. On BP's withdrawal from Canada he worked first as Vice President Exploration of the FMC Gold Company in the USA, Mexico and Chile and from 1995 as Vice President Exploration with Inco Limited, working in Canada, Latin America, China and Indonesia. He has served on the boards of several public companies and was President of Exmibal, a nickel-mining company, owned jointly by Inco and the Guatemalan government. He retired from Inco in 2004. He has served on the expert committees of the International Atomic Energy Agency/Nuclear Energy Agency in Paris and in the European Union in Brussels and on the Geological Survey of Canada Advisory Committee in Ottawa and was Chair of the Ontario Geological Survey Advisory Board. He received the A. O. Dufresne Award in 2004 for services to Canadian mineral exploration.
Nigel Lees - Director. Mr. Lees has over 25 years experience in the investment banking industry. He has served as a member of the Listings Committee of the Toronto Stock Exchange as well as on the audit committees of boards of several publicly listed companies. He is the founder and director of TVX Gold Inc., which merged with Kinross Gold Corporation in 2003. He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company and President and Chief Executive Officer of Sage Gold, a public precious metals exploration and development company.

Juvenal Mesquita Filho - Director. Mr. Mesquita has been a member of the board of directors of Yamana since July 2003. Mr. Mesquita previously served as President of Mineração Santa Elina S/A, in Brazil, as well as a Director of Santa Elina Mines Corporation since September 1994. He has over 30 years' experience in the mining industry.
Carl Renzoni - Director. Mr. Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years' experience in the securities business specializing in the mining industry. Mr. Renzoni holds an Honors B.Sc. (Geology) degree from Queen's University. Mr. Renzoni is currently a director of Copper Mountain Mining Corp. and he previously served on the boards of International Molybdenum Ltd., Peru Copper Inc. and Meridian Gold Inc. Mr. Renzoni also served on the Audit Committee of Meridian Gold Inc.
Antenor F. Silva - Director. Mr. Silva was appointed a Director of Yamana in July 2003. He previously served as Chief Operating Officer of the Company from July 2003 to May 2007 and as President from May 2007 until his retirement from such position in September 2009. Mr. Silva has approximately 45 years of experience in the mining and chemical industries, and has provided technical consultation and training in development, construction, start-up, operation, strategic planning and productivity for various mining and industrial companies. During this time, Mr. Silva has been instrumental in researching and developing metallurgical processes and engineering for mill plants in mining projects in Brazil, South and Central America and implementing metallurgical processes which contributed to the development of mines in Tunisia and Togo, Africa. Mr. Silva has gained significant experience in senior management at various engineering, mining, and chemical companies. Prior to joining Yamana, Mr. Silva acted as Chief Operating Officer of Santa Elina Mines Corporation. Mr. Silva has also served as a director on the boards of engineering, mining and aluminum extrusion companies. Mr. Silva holds a Bachelor of Science degree in Mining and Metallurgical Engineering from the Universidade do Estado de São Paulo in São Paulo, Brazil. Mr. Silva is currently the Vice Chairman and Chief Executive Officer of MBAC Fertilizer Corp.
Dino Titaro - Director. Mr. Titaro is currently the President and Chief Executive Officer and a director of Carpathian Gold, a public mineral exploration company listed on the TSX. From 1986 to 2003, Mr. Titaro was President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario and Saskatchewan. Mr. Titaro currently sits on the board of directors of Mincor Inc., a private mineral resource company, and has been a director and officer of several publicly traded companies in the mining, industrial and health care technology fields.
Charles B. Main - Executive Vice President, Finance and Chief Financial Officer. Mr. Main joined Yamana as Vice President, Finance and Chief Financial Officer in August 2003, with over 25 years of experience in the finance and mining industries. Prior to joining Yamana, Mr. Main held the principal positions of Director of Corporate Development of Newmont Capital Corporation and Vice President of Normandy Mining Limited, Vice President, Finance of TVX Gold Inc., and was with PriceWaterhouseCoopers for 10 years. Mr. Main is a Chartered Accountant and a member of the Ontario and Canadian Institutes of Chartered Accountants. Mr. Main holds a Bachelor of Commerce degree from McGill University.

Ludovico Costa - President and Chief Operating Officer. Mr. Costa has many years of management experience in the mining industry and is currently President and Chief Operating Officer of Yamana. Prior to assuming these positions, he was Senior Vice President, Operations of Yamana since October 2007. He was previously Vice President, Operations from May 2007, and was Director of Operations from March 2006. Prior to this, Mr. Costa was in the strategic planning division of Companhia Vale do Rio Doce, a public mining company listed on the NYSE, the São Paulo Stock Exchange and on the Madrid Stock Exchange, from November 2003 to March 2006. From November 2000 until November 2003, Mr. Costa was Safety Advisor at Rio Tinto plc, a public mining company listed on the LSE and the NYSE. Mr. Costa completed an international secondment of three years to England, as well completing courses at Harvard Business School in the United States and McGill University in Canada.
Darcy Marud - Senior Vice President, Exploration. Darcy Marud joined Yamana as Senior Vice President, Exploration in October 2007. Prior to that, he held the position of Vice-President of Exploration for Meridian from 2004 and the position of exploration manager for South America from 1997. Mr. Marud has a combined 27 years of experience as a gold exploration geologist in the Americas with companies such as Homestake, FMC Gold Company and Meridian Gold Inc.
Greg McKnight - Senior Vice President, Business Development. Mr. McKnight joined Yamana as Vice President, Business Development in February 2004. Mr. McKnight has approximately 23 years of mining focused investment banking and corporate experience. Prior to joining Yamana, Mr. McKnight was a director in the investment banking division of Canaccord Capital Corporation (“Canaccord”), a position he held since December 2001. Prior to his tenure at Canaccord, he held various mining related positions including senior roles within other Canadian investment banks and being the President of a publicly traded Canadian junior mining company. During the year prior to joining Yamana, Mr. McKnight was instrumental in his capacity as an investment banker in structuring the reverse takeover transaction and raising the equity for Yamana that enabled the Company to re-capitalize and re-position itself as a gold production company. Mr. McKnight holds a Bachelor of Commerce degree from the University of Toronto and a Masters of Business Administration from the Ivey School of Business at the University of Western Ontario.
Evandro Cintra - Senior Vice President, Technical Services. Mr. Cintra has more than 29 years of exploration and project development experience in the gold mining industry and is currently Senior Vice President, Technical Services of Yamana. Prior to assuming this position, he was Exploration Director and Vice President, Exploration of Yamana from 2003 to October of 2007. From 1986 to 2003 he worked for Mineração Santa Elina and Echo Bay Mines in exploration, operation and Ore Reserves management. Mr. Cintra holds a PhD in Geology and a title of Professional Geoscientist in accordance with the Association of Professional Geoscientists of Ontario.
Sofia Tsakos - Senior Vice President, General Counsel and Corporate Secretary. Ms. Tsakos joined Yamana as Vice President, Corporate Counsel in December 2007, was appointed Corporate Secretary in November 2009 and Senior Vice President, General Counsel in June 2010. Prior to joining Yamana, Ms. Tsakos was a partner practicing securities law at Cassels Brock & Blackwell LLP. From 2001 to 2006, Ms. Tsakos was an associate at Goodman and Carr LLP. Ms. Tsakos holds an Honours Bachelor of Arts Degree from the University of Toronto in Economics and Political Science, a Masters in Business Administration with a focus in Finance from the University of Windsor and a Bachelor of Law also from the University of Windsor.
Richard C. Campbell - Senior Vice President, Human Resources. Mr. Campbell joined Yamana as Senior Vice President, Human Resources in May 2011. Prior to joining Yamana, Mr. Campbell enjoyed progressively senior roles during his 21 years at TD Bank Financial Group. During his tenure at TD, Mr. Campbell worked in executive roles in the business as well as Human Resources, encompassing retail, wealth management, and wholesale/corporate banking. From April 1998 to February 2002, Richard completed international secondments in Hong Kong and London, UK with TD Waterhouse. In his role as SVP Human Resources, TD Canada Trust, Richard led a multi-functional team of HR professionals to develop, implement and execute all aspects of HR services supporting a 36,000 employee workforce across Canada. More recently, Richard's experience as SVP Human Resources with the Ontario Lottery Group has provided him with valuable and practical executive experience in the public service sector. Mr. Campbell holds an Honours Bachelor of Arts in Geography and Economics, and an MA in Economic Geography from Wilfrid Laurier University.
Lisa Doddridge - Vice President, Investor Relations and Corporate Communications. Ms. Doddridge has been with the Company since November 2010. Prior to assuming the role of Vice President, Corporate Communications and Investor Relations, Ms. Doddridge held various senior investor relations positions within the precious metals industry. Ms Doddridge holds an Honours Bachelor of Commerce degree from the University of Guelph.
Jason LeBlanc - Vice President, Finance and Treasurer. Mr. LeBlanc has over 13 years' research-based and financial experience in the mining industry and is currently Vice President, Finance and Treasurer of Yamana. He has been with Yamana since January 2006. Previously, he was a mining analyst covering the base metal and bulk commodities industries with Dominion Bond Rating Service. Mr. LeBlanc has a Master of Finance Degree from the University of Toronto, a Bachelor of Commerce degree from the University of Windsor and also holds a Chartered Financial Analyst designation.

Ana Lucia Martins - Vice President, Safety, Health, Environment and Communities Relations. Ms. Martins has 19 years of environmental management experience in the gold mining industry and is currently Vice President, Safety, Health, Environment and Communities Relation of Yamana. Prior to assuming this position, she was SHEC Director of Yamana from 2006 to July of 2007 and Environmental Manager of Yamana from to 2003 to 2005. From 1994 to 2003 worked for Mineração Santa Elina and Echo Bay Mines in environmental management, licensing, environmental impact studies, due diligences, reclamation projects, feasibility studies and acid rock drainage tests. Ms. Martins completed an Agricultural Engineering degree in Universidade de São Paulo, Brazil, with expertise in environment. During her professional life gained experience visiting mines in Brazil, Canada, USA, Argentina, Chile and Honduras.
Nelson Munhoz - Vice President, Operations, Brazil. Mr. Munhoz joined Yamana in February 2008, with over 30 years' experience in the mining industry. Prior to assuming his position of Vice President, Operations, Brazil of Yamana, he worked with Rio Tinto Brasil since 1987 where he assumed several positions. He was Project Manager for Corumbá Iron Mine Expansion from January 2005 to January 2008. He worked as Metallurgical Manager and subsequently as General Manager for Serra da Fortaleza Nickel Mine from 1996 to 2004. He also had the position of Metallurgical Manager in Rio Paracatu Mineração from 1987 to 1996. Mr. Munhoz holds a Bachelor of Mining Engineer from São Paulo University and a Masters of Business Administration from Fundação Getúlio Vargas.
Khawar Nasim - Vice President, External Affairs. Mr. Nasim joined Yamana as Director of External Affairs in September of 2010 after 15 distinguished years as a Canadian diplomat. As a diplomat, Mr. Nasim served Canada in Spain and twice in Italy. Mr. Nasim has a Masters of Business Administration in International Business from McGill University and a Bachelor of Commerce from Carleton University. He is fluent in Spanish, French and Italian. Mr. Nasim was promoted to the position of Vice President in January 2012.
Arão Portugal - Vice President, Administration and Country Manager, Brazil. Mr. Portugal has many years of management experience in the mining industry and is currently Vice President, Administration and Country Manager, Brazil of Yamana. Prior to such time, Mr. Portugal spent over 25 years working for Companhia Vale do Rio Doce (Vale), where he gained invaluable experience as a Head of Maintenance Department, a Raw Material and Logistic Division Manager, Administrator, Senior Analyst, Institutional Manager and a Supply Chain General Manager. He joined Mineração Fazenda Brasileiro and Yamana Desenvolvimento Mineral S.A., subsidiaries of Yamana, in August of 2003 as General Manager and Director prior to assuming his current position. Mr. Portugal completed a Business Administration degree and Post Graduate studies in International Business in Vitória, Espirito Santo, Brazil and a Master Certification in MBA Supply Chain Management in São Paulo, Brazil.
Patrick Portmann - Vice President, Corporate Development. Mr. Portmann was named Vice President of Corporate Development for Yamana in November 2010. Prior to that, his role at Yamana was as Director, Business Development. He has been with the Company since its acquisition of Meridian. During his tenure at Meridian he occupied several managerial roles in both finance and business development for Meridian's operations in Chile and in the United States. Mr. Portmann has over 20 years of experience in finance and manufacturing, including the last 6 in the mining industry, and holds a Masters of International Management from the Thunderbird School of Global Management.
David Radu - Vice President, Information Technology. Mr. Radu has over 30 years of experience in information technology and 18 years in the mining industry. Mr. Radu joined Yamana from Meridian in 2007 as Director of Information Technology and shortly thereafter was promoted to Chief Information Officer of the Company. In January 2012, Mr. Radu became Vice President, Information Technology of Yamana. Mr. Radu holds a bachelor degree in Business Administration from California Polytechnic University in Pomona, California.

Betty Soares - Vice President, Controller and Chief Accounting Officer. Ms. Soares has been with the Company since January 2004 and is currently Vice President, Corporate Controller and Chief Accounting Officer. In this position, Ms. Soares is responsible for all aspects of accounting operations including financial planning/budgeting and analysis and the enforcement of the Company's accounting policies and procedures. Prior to joining Yamana, she worked in audit, financial reporting and tax at BDO Dunwoody and Collins Barrow LLP (formerly DMCT LLP). Ms. Soares is a Chartered Accountant and a member of the Ontario and Canadian Institute of Chartered Accountants and holds an Honours Bachelors degree in Business Administration from Wilfrid Laurier University.
Hernan Vera - Vice President, Country Manager, Argentina. Mr. Vera has more than 27 years of experience in the mining industry, having experience working in Argentina, the United States and in the African Region. He joined Yamana in October of 2007 and is currently Vice President, Country Manager, Argentina. His experiences include holding the position of Director and General Manager of Barrick Veladero Gold Company. He has also worked as Mining Project Corporate Manager in Anglogold Ashanti East and West Africa Region and previously as the Cerro Vanguardia gold mine (AngloGold Ashanti) General Manager. Mr. Vera has completed a Masters of Business Administration at the Catholic University of Buenos Aires.

Gerardo Fernandez - Vice President, Country Manager, Chile and Mexico. Mr. Fernandez has been with the Company since 2000, having worked in several positions in mine operations, mine planning and project development. Most recently, Mr. Fernandez played a pivotal role in leading Mercedes into production as its Project Manager/General Manager. Mr. Fernandez holds a Masters of Business Administration from Morrison University in Reno, Nevada and degrees in Civil Mining Engineering and Engineering from the University of Chile.
Ricardo Solovera - Vice President, Operations, Chile and Mexico. Mr. Solovera has over 30 years of mining experience. He has worked in general management, operational management, as a mine superintendent and project director. He spent over 20 years with Antofagasta Minerals before joining Yamana in 2007 as a mining and engineer manager, and later assuming the role of General Manager of El Peñón in 2008. In 2011, Mr. Solovera was named Vice President and General Manager of Kinross Gold's Fruta Del Norte project, before returning to the Company in 2012 in his current role. Mr. Solovera is a mining engineer, holds a Masters of Business Administration from Universidad Católica del Norte and a degree in Industrial Engineering from Universidad de Antofagasta.
Rogerio de Matos Dias - Vice President, Strategic Planning. Mr. Matos has over 30 years of experience working with international companies such as Fiat Teksid, Aethra Automotive, Villares Steel - Sidenor Group, Vale and now Yamana. Mr. Matos joined Yamana in 2008 as Operations Development Manager, becoming Director of Strategic Planning and then moving to his current role as Vice President. He began his career as Chief of Planning and Methods with Fiat Teksid. He then spent a number of years at Aethra Automotive as Technology, Planning and Production Manager. He then became Chief of Process Engineering, Production and Automation for Villares Steel - Sidenor Group. Mr. Matos spent over 12 years' with Vale's Manganese and Iron Ore Divisions in various leadership positions. Mr. Matos holds a Doctorate in Administration and a Masters of Business Administration from the Getulio Vargas Foundation in Rio de Janeiro as well as an Engineering degree from Minas Gerais Catholic University.
Based on the disclosure available on the System for Electronic Disclosure by Insiders (SEDI), as of March 27, 2013, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 2,463,517 common shares, representing approximately 0.33% of the total number of common shares outstanding.
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
No director or executive officer of the Company is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Yamana) that:

(a)
was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)
was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days, other than Mr. Dino Titaro and Mr. Juvenal Mesquita Filho. Mr. Titaro resigned as a director of Cogient Corp. effective July 31, 2006. On August 22, 2006, a cease trade order was issued and a receiver was appointed by the court on December 8, 2006. On February 7, 2007, all of the assets of Cogient Corp. vested in the Trustee Corporation, as trustee for the debenture holders under a trust indenture dated December 24, 2002. In addition, Mr. Titaro resigned as director of Royal Coal Corp. (“Royal Coal”) on May 9, 2012. On May 17, 2012, Royal Coal announced that it received notice from the TSX Venture Exchange that trading in Royal Coal's securities was suspended as a result of a cease trade order by the Ontario Securities Commission for the failure to file financial statements. This cease trader order remains in effect. Mr. Mesquita is a director of Cascadero Copper Corporation (“Cascadero”). On April 13, 2012, a cease trade order was imposed by the British Columbia Securities Commission on the securities of Cascadero for the failure to file financial statements. Cascadero subsequently filed the required documents, and the cease trade order was revoked.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(a)
is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Yamana) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
To the best of the Company's knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.
The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.
ITEM 9
PROMOTER
No person or company has within the two most recently completed financial years, or is during the current financial year, been a promoter of Yamana or a subsidiary thereof.

ITEM 10
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Other than as set forth below, the Company was not during fiscal 2012, and is not currently, a party to, nor was/is any of its property the subject of, any legal proceedings, or any known to be contemplated, which involve a material claim for damages within the meaning of applicable securities legislation.
In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its indirect 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first‑instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company considers the plaintiff's allegations to be unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful, the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first‑instance judgment at appellate courts. There have not been any significant developments on this matter during fiscal 2012.
In December 2012, the Company received an assessment from the Brazilian federal tax authorities disallowing certain deductions permitted under debentures for the periods 2007-2010. The Company believes these debentures were issued on commercial terms permitted under applicable laws and as such, the Company believes that the assessment has no merit and is challenging same.
There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during fiscal 2012, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during fiscal 2012.
ITEM 11
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as described elsewhere herein, none of the directors, executive officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to have material affect on the Company.

ITEM 12
TRANSFER AGENTS AND REGISTRAR
The transfer agent and registrar for the common shares of the Company is CIBC Mellon Trust Company, by its administrative agent, Canadian Stock Transfer Company Inc., at its principal offices in Toronto, Ontario, and the co-transfer agent for the common shares in the United States is Mellon Investor Services LLC at its principal offices in Jersey City, New Jersey.

ITEM 13
MATERIAL CONTRACTS
The only material contracts entered into by the Company, other than in the ordinary course of business, within the most recently completed financial year, or prior thereto and are still in effect, are described below. Copies of these material contracts are available under the Company's SEDAR profile at www.sedar.com.

The Company entered into an amended and restated credit agreement dated February 29, 2012 (the “Credit Agreement”) pursuant to which a group of financial institutions granted the Company a $750 million revolving term credit facility maturing February 28, 2017 (the “Credit Facility”). Credit under the Credit Facility is available by way of Base Rate Canada Loans or LIBOR Loans at the customary reference rates plus an applicable margin that ranges from 0.50% to 1.75% per annum, in the case of Base Rate Canada Loans and 1.50% to 2.75% per annum, in the case of LIBOR Loans, depending on the ratio (the “Leverage Ratio”) of the Company's total debt to its earnings before interest, taxes, depreciation and amortization. The Credit Facility is payable in full on its maturity date. If the Company sells certain assets or ownership interests in certain material operating subsidiaries the net proceeds thereof must be used to prepay outstanding obligations under the Credit Facility. The Credit Facility is guaranteed by certain material subsidiaries (the “Guarantors”). The Credit Agreement contains covenants that restrict, among other things and subject to certain specified exceptions, the ability of the Company and certain of its subsidiaries to (i) incur additional indebtedness; (ii) grant security interests and other encumbrances on its property; (iii) enter into corporate or capital reorganizations; (iv) carry on any business, other than mining and related activities; (v) sell or otherwise dispose of any material property; (vi) pay or declare dividends or make other distributions or payments in respect of its shares; (vii) make acquisitions or investments, other than in the ordinary course of business; and (viii) enter into transactions with affiliates. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. The Credit Agreement contains certain events of default. The Company was granted the right, upon obtaining additional commitments, to increase the Credit Facility by an aggregate amount of up to $250 million.
The Company entered into a first amending agreement to the Credit Agreement dated February 28, 2013 (the “First Amendment”) pursuant to which the maturity date of the Credit Facility was extended to February 28, 2018. In addition, the First Amendment decreased the per annum standby fee rates in respect of the standby fees payable by the Company to the lenders pursuant to the Credit Agreement.
The Company entered into a note purchase agreement dated December 18, 2009 (the “Note Purchase Agreement”) pursuant to which it issued and sold senior unsecured notes in an aggregate principal amount of U.S.$270,000,000 of which U.S.$15,000,000 are 5.53% Series A Senior Notes due December 21, 2014 (the “Series A Notes”), U.S.$73,500,000 are 6.45% Series B Senior Notes due December 21, 2016 (the “Series B Notes”) and U.S.$181,500,000 are 6.97% Series C Senior Notes due December 21, 2019 (the “Series C Notes” and, together with the Series A Notes and the Series B Notes, the “Notes”). The Company may prepay the Notes at any time provided it pays a make whole payment to the holders. The Notes are also guaranteed by the Guarantors. The covenants, including the financial covenants, and events of default under the Note Purchase Agreement and the Notes are similar to the covenants and events of default under the Credit Agreement.

The Company entered into a note purchase agreement dated March 23, 2012 (the “Second Note Purchase Agreement”) pursuant to which it issued and sold senior unsecured notes in an aggregate principal amount of U.S.$500,000,000 of which U.S.$75,000,000 are 3.89% Series A Senior Notes due March 23, 2018 (the “Series A Notes”), U.S.$85,000,000 are 4.36% Series B Senior Notes due March 23, 2020 (the “Series B Notes”), U.S.$200,000,000 are 4.76% Series C Senior Notes due March 23, 2022 (the “Series C Notes”) and U.S$140,000,000 are 4.91% Series D Senior Notes due March 23, 2024 (the “Series D Notes and, together with the Series A Notes, the Series B Notes and the Series C Notes, the “Second Notes”). The Company may prepay the Second Notes at any time provided it pays a make whole payment to the holders. The Second Notes are also guaranteed by the Guarantors. The covenants, including the financial covenants, and events of default under the Second Note Purchase Agreement and the Second Notes are similar to the covenants and events of default under the Credit Agreement and the Note Purchase Agreement.
ITEM 14
AUDIT COMMITTEE
The Audit Committee is responsible for monitoring the Company's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company's external auditors. The committee is also responsible for reviewing the Company's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee's charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors of the Company. A copy of the charter is attached hereto as Schedule “A”.

During the year ended December 31, 2012, the Audit Committee was comprised of four directors, all of whom were independent directors. The current members of the Audit Committee are: Richard Graff (Chair), John Begeman, Patrick J. Mars and Carl Renzoni. In addition to being independent directors as described above, all members of the Company's Audit Committee must meet an additional “independence” test under Multilateral Instrument 52-110, “Audit Committees” in that their directors' fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company. Each member of the Audit Committee is financially literate within the meaning of Multilateral Instrument 52-110.

The Audit Committee met four times during the most recently completed financial year and all persons who were members of the committee at the time of holding such meetings were in attendance.

Relevant Educational Experience

Set out below is a description of the education and experience of each of the Company's four current audit committee members, which is relevant to the performance of his responsibilities as an audit committee member.

Richard Graff - Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and was a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He represents a consortium of international mining companies and has provided recommendations to the International Accounting Standards Board on mining industry issues and to regulators on industry disclosure requirements of securities legislation. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He serves on the board of directors and is Chairman of the audit committees of Alacer Gold Corp. and Dynamic Materials Corporation.

John Begeman - Mr. Begeman has previously served as the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp Inc. Previous to his employment at Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States. Mr. Begeman holds a B.S. in Mining Engineering, a M.S. in Engineering Management and an MBA.

Patrick J. Mars - Mr. Mars is a Chartered Financial Analyst and has over 30 years experience in the investment industry in Canada. This experience included working as a financial analyst and serving as President of Alfred Buntiung & Co./Bunting Warburg from 1981 to 1994. He was a director of Yamana Resources, a predessor to the Company and has been a director of the Company since August 2001. He has served on numerous audit committees of boards of directors and has been chairman of several of these. Presently, Mr. Mars is a corporate director and serves on the audit committees of Aura Minerals and Sage Gold (Chairman). Mr. Mars holds a Bachelor of Commerce and Masters of Business Administration degrees.

Carl Renzoni - Mr. Renzoni has over 30 years' experience in the investment industry in Canada. Mr. Renzoni is retired from BMO Nesbitt Burns where he worked as a financial analyst from 1969 to 1980 and as Managing Director of the Mining Investment Banking Group from 1980 to 2001. Mr. Renzoni has previously served on the boards of several public mineral exploration companies and also previously served as Chair of the Audit Committee of Meridian Gold Inc.

Pre-Approval Policies and Procedures

The Audit Committee's charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company's external auditors for the year ended December 31, 2012 were Cdn$3,067,000 (December 31, 2011 - Cdn$2,993,000). The audit fees relate to the audit of the annual consolidated financial statements of the Company, statutory audits outside of Canada, review of interim unaudited consolidated financial statements, translation services, and services related to prospectuses.

Audited-Related Fees

The aggregate audit-related fees billed by the Company's external auditors for the year ended December 31, 2012 were Cdn$42,000 (December 31, 2011 - Cdn$183,000). The audit-related fees relate to services provided in connection with audit of the conversion to IFRS.

Tax Fees

The aggregate tax fees billed by the Company's external auditors for the year ended December 31, 2012 were Cdn$0 (December 31, 2011 - Cdn$63,000). The tax fees relate to tax compliance, tax advice and tax planning.

All Other Fees

The other fees billed by the Company's external auditor's for the year ended December 31, 2012 was $245,000 (December 2011 - $Nil) which related to assistance with IT assessments.
There were no other fees billed by the Company's external auditors in the past two fiscal years.
ITEM 15
INTERESTS OF EXPERTS
The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Company's material mineral projects contained in this annual information form has been derived, as well as the qualified persons involved in preparing such reports, and details of certain technical information relating to the Company's material mineral projects contained in this annual information form which have been reviewed and approved by qualified persons.

Chapada Mine - “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 7, 2011, prepared by Sergio Brandão Silva, P.Geo., Exploration Director, Yamana Gold Inc., Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc., Emerson Ricardo Re, MSc, MAusIMM, Corporate Manager R&R, Yamana Gold Inc., Homero Delboni, Jr., Ph.D., Senior Consultant of HDA Serviços s/s Ltda., Raul Contreras, MAusIMM, Senior Consultant, Resource Estimation of Metálica Consultores S.A. and Renato Petter, P. Eng., Technical Services Director, Yamana Gold Inc. The technical information set forth under the heading “Description of the Business - Material Mineral Properties - Chapada Mine - Current Exploration and Development” has been reviewed and approved by Darcy Marud, P.Geo, Senior Vice President, Exploration of the Company and Evandro Cintra, Ph.D., P.Geo., Senior Vice President, Technical Services of the Company, each a qualified person pursuant to NI 43-101.

El Peñón Mine - “Technical Report on the El Peñón Mine, Northern Chile” dated December 7, 2010, prepared by Stuart E. Collins, P.E., Chester M. Moore, P. Eng., Kevin C. Scott, P. Eng., Scott Wilson Roscoe Postle Associates Inc. The technical information set forth under the heading “Description of the Business - Material Mineral Properties - El Peñón Mine - Current Exploration and Development” has been reviewed and approved by Darcy Marud, P.Geo, Senior Vice President, Exploration of the Company, a qualified person pursuant to NI 43-101.
Jacobina Mining Complex - “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” dated March 30, 2009, prepared by Normand Lecuyer, B.Sc., P.Eng. and Chester M. Moore, P.Eng., Scott Wilson Roscoe Postle Associates Inc. The technical information set forth under the heading “Description of the Business - Material Mineral Properties - Jacobina Mining Complex - Current Exploration and Development” has been reviewed and approved by Darcy Marud, P.Geo, Senior Vice President, Exploration of the Company, a qualified person pursuant to NI 43-101.
Gualcamayo Property - “Technical Report for Gualcamayo Project, San Juan, Argentina, Report for NI 43-101 pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 25, 2011, prepared under the supervision of Guillermo Bagioli, MAusIMM, of Metálica Consultores S.A., Marcelo Trujillo, MAusIMM, of Metálica Consultores S.A., Alvaro Vergara, MAusIMM, of Metálica Consultores S.A., Emerson Ricardo Re, MSc, MAusIMM, Corporate Manager R&R, Yamana Gold Inc., Marcos Eduardo Valencia Araya, P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc. and Renato Petter, P. Eng., Technical Services Director, Yamana Gold Inc. The technical information set forth under the heading “Description of the Business - Material Mineral Properties - Gualcamayo Mine - Current Exploration and Development” has been reviewed and approved by Darcy Marud, P.Geo, Senior Vice President, Exploration of the Company and Evandro Cintra, Ph.D., P.Geo., Senior Vice President, Technical Services of the Company, each a qualified person pursuant to NI 43-101.
Minera Florida Mine - “Technical Report on The Alhue Mine of Minera Florida Limitada, Central Chile, Prepared for Yamana Gold Inc., Report for NI 43-101”, dated March 22, 2010, prepared by Chester M. Moore, P.Eng., and Stuart Collins, P.E., Scott Wilson Roscoe Postle Associates Inc. The technical information set forth under the heading “Description of the Business - Material Mineral Properties - Minera Florida Mine - Current Exploration and Development” has been reviewed and approved by Darcy Marud, P.Geo, Senior Vice President, Exploration of the Company, a qualified person pursuant to NI 43-101.
Each of the technical reports noted above are available on the Company's SEDAR profile at www.sedar.com, and a summary of each report is contained in this annual information form under “Description of the Business - Mineral Projects - Material Mineral Properties”.
The following are the qualified persons responsible for the Mineral Resource and Mineral Reserve estimates for each of the Company's mineral projects set out in this annual information form under “Description of the Business - Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates” and “Description of the Business - Material Mineral Properties - Chapada Mine - Mineral Resource and Mineral Reserve Estimates”, as applicable.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Alumbrera	Julio Bruna Novillo, AusIMM, Member of CIM, Xstrata Plc	Julio Bruna Novillo, AusIMM, Member of CIM, Xstrata Plc
Amancaya	Not applicable	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Arco Sul	Not applicable	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Chapada	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.
Cerro Moro	Not applicable	David (Ted) Coupland, BSc DipGeoSc CFSG ASIA MAusIMM (CP) MMICA), Director, Geological Consulting, Principal Geostatistician, Cube Consulting Pty Ltd.
C1 Santa Luz	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.
Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc. (for all of C1 Santa Luz excluding C1 extension) and Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc. (for C1 extension)

El Peñón	Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Ernesto/ Pau-a -Pique	Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc.
Fazenda Brasileiro	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc.
Gualcamayo
Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc. (for Gualcamayo, excluding QDD Lower) and Guillermo Bagioli, MAusIMM, Member of Chilean Mining Commission, Metalica Consultores S.A. (for QDD Lower)
Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Jacobina	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc.
Jeronimo	Guillermo Bagioli Arce, MAusIMM , Member of Chilean Mining Commission, Metálica Consultores S.A.	Dominique François-Bongarçon, Ph.D, FAusIMM, Agoratek International
La Pepa	Not applicable	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Lavra Velha	Not applicable	Marcelo Antonio Batelochi, P.Geo., MAusIMM (CP), Geologist Consultant
Mercedes	Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Minera Florida	Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.
Pilar
Guillermo Bagioli, MAusIMM, Member of Chilean Mining Commission, Metalica Consultores S.A. (for Jordino) and Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc. (for Jordino Extension)

Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Member of Chilean Mining Commission, Corporate Manager, Reserves, Yamana Gold Inc. (for Jordino) and Sergio Brandao Silva, P. Geo, Exploration Director, Brazil, Yamana Gold Inc. (for Jordino Down Dip, Tres Buracos, HG, Ogo Extension and Maria Lazara)

Suyai	Not applicable	Robin J. Young, P. Geo., Western Services Engineering, Inc.
Agua Rica	Enrique Munoz Gonzalez, MAusIMM	Evandro Cintra, Ph.D., P. Geo., Senior Vice President, Technical Services, Yamana Gold Inc.

The aforementioned firms or persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the reports or the Mineral Reserve estimates or the Mineral Resource estimates referred to, or following the preparation of such reports or data, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or data.
None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company other than Renato Petter, Emerson Ricardo Re, Sergio Brandao Silva, Marcos Valencia A., Marco Antonio Alfaro Sironvalle, Greg Walker, Evandro Cintra and Darcy Marud, who are all employed by Yamana.

Deloitte LLP is the auditor of Yamana and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ITEM 16
ADDITIONAL INFORMATION
Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, as applicable, will be contained in the Company's management information circular to be filed in connection with its annual shareholders' meeting for 2013. Additional financial information is provided in the Company's financial statements and managements' discussion and analysis for the fiscal year ended December 31, 2012. Additional financial information relating to the Company may also be found under the Company's SEDAR profile at www.sedar.com.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
DATED AS OF AUGUST 7, 2012

1.	Purpose
The Audit Committee is a committee of the Board of Directors (the “Board”) of Yamana Gold Inc. (the “Company”). The purpose of the Audit Committee is to:

(a)
assist the Board in its oversight responsibilities with respect to: (i) the integrity of the Company's financial statements; (ii) the Company's compliance with legal and regulatory requirements; (iii) the external auditors' qualifications and independence; and (iv) the performance of the Company's internal and external audit functions;

(b)	serve as an independent and objective party to monitor the Company's financial reporting processes and internal control systems;

(c)	review and appraise the audit activities of the Company's external auditors; and

(d)	prepare Audit Committee report(s) as required by applicable regulators.

The Audit Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Charter.

2.	Composition and Meetings

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be an “independent director” in accordance with applicable legal requirements, including the requirements of National Instrument 52-110 Audit Committees (“NI 52-110”) and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time, subject to any waivers or exceptions granted by such stock exchange.
All members shall, to the satisfaction of the Board, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including the requirements of NI 52-110 and the rules adopted by the United States Securities and Exchange Commission (the 'SEC”), as revised, updated or replaced from time to time.
The members of the Audit Committee and its chairman shall be elected by the Board at the annual organizational meeting of the Board, and shall serve until: the next annual meeting of shareholders; they resign; their successors are duly appointed; or such member is removed from the Audit Committee by the Board. If the Board fails to designate one member as the chairman of the Audit Committee (the “Chairman”), the members of the Audit Committee shall appoint the Chairman from among its members.
The Audit Committee shall meet as frequently as the Audit Committee considers necessary, but not less than once each quarter, to review the financial results of the Company. The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts or advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.
The Audit Committee shall have the authority to meet with the Chief Executive Officer and the Chief Financial Officer, along with internal auditors and the external auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate. The Audit Committee may request the CEO to have such officers or employees of the Company or the Company's outside counsel or external auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.
The external auditors will have direct access and report directly to the Audit Committee at their own initiative.
Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.
Meetings of the Audit Committee shall be held from time to time as the Audit Committee or the Chairman shall determine upon notice to each of its members in compliance with the Company's by-laws. The notice period may be waived by a quorum of the Audit Committee.

3.	Responsibilities and Powers

Responsibilities and powers of the Audit Committee include:
General

1.
review and assess the adequacy of this Charter at least annually and, where necessary or desirable, recommend changes to the Board provided that this Charter may be amended and restated from time to time without the approval of the Board to ensure that the composition of the Audit Committee and the responsibilities and powers of the Audit Committee comply with applicable laws and stock exchanges;

2.	evaluate the functioning and effectiveness of the Audit Committee and its members on an annual basis;

Documents/Reports Review

3.
prior to the recommendation to the Board for approval of release of the annual and quarterly financial statements, review and discuss with management and the independent public accountants, upon completion of their audit, the financial results for the year or quarter and the results of the audit, including (i) the Company's annual financial statements and related footnotes; (ii) management's discussion and analysis of the financial condition and results of operations; (iii) annual and interim earnings press releases; (iv) the results of the audit, including the nature and amount of unrecorded adjustments resulting from the audit; (v) review with the independent public accountants and management the Company's policies and procedures relative to the adequacy of internal accounting and financial reporting controls (including any significant deficiencies and significant changes in internal control over financial reporting), including controls over quarterly and annual financial reporting, computerized information systems and security (vi) the independent public accountants' management recommendations; (vii) any significant transactions which occurred during the year; (viii) any significant adjustments; critical accounting policies and practices (ix) management judgments and accounting estimates; (x) new accounting policies; (xi) all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the independent public accountants; and (xii) any disagreements between management and the independent public accountants;

4.
ensure that adequate procedures are in place for the review of the issuer's disclosure of financial information extracted or derived from the issuer's financial statements and periodically assess the adequacy of such procedures;

5.	review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

6.
at least annually, (i) inquire of management and the independent public accountant about the significant business, political, regulatory and control issues or exposures to financial risk; (ii) oversee and monitor management's documentation of the significant financial risks that the Company faces and update as events change and risks shift and (iii) assess the steps that management has taken to control identified financial risks to the Company;

Responsibilities of the Audit Committee Chairman

7.
the fundamental responsibility of the Audit Committee Chairman is to be responsible for the management and effective performance of the Audit Committee and provide leadership to the Audit Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Audit Committee Chairman's responsibilities shall include:

a.	working with the Chairman and Chief Executive Officer and the Corporate Secretary to establish the frequency of Audit Committee meetings and the agendas for meetings;

b.	providing leadership to the Audit Committee and presiding over Audit Committee meetings;

c.	facilitating the flow of information to and from the Audit Committee and fostering an environment in which Audit Committee members may ask questions and express their viewpoints;

d.	reporting to the Board with respect to the significant activities of the Audit Committee and any recommendations of the Audit Committee; and

e.
leading the Audit Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and taking such other steps as are reasonably required to ensure that the Audit Committee carries out its mandate;

External Auditors

8.	recommend external auditors nominations to the Board to be put before the shareholders for appointment and, as necessary, the removal of any external auditor in office from time to time;

9.	approve the fees and other compensation to be paid to the external auditors and the funding for payment of the external auditors' compensation and any advisors retained by the Audit Committee;

10.	pre-approve all audit services, internal control related services and any permissible non-audit engagements of the external auditors, in accordance with applicable legislation;

11.	meet with external auditors and financial management of the Company to review the scope of the proposed audit of the current year, and the audit procedures to be used;

12.
meet quarterly with external auditors “in camera” to discuss reasonableness of the financial reporting processes, systems of internal control, significant comments and recommendations, and management performance;

13.	advise the external auditors of their ultimate accountability to the Board and the Audit Committee;

14.	oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the issuer;

15.
evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Audit Committee, including: (i) reviewing and evaluating the lead partner on the external auditors' engagement with the Company, (ii) considering whether the auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors' independence, (iii) determine the rotation of the lead audit partner and the audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors' qualifications, independence and performance;

16.
present the Audit Committee's conclusions with respect to its evaluation of external auditors to the Board and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board as it considers necessary;

17.
obtain and review a report from the external auditors at least annually regarding: (i) the external auditors' internal quality-control procedures; (ii) material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; (iii) any steps taken to deal with any such issues; and (iv) all relationships between the external auditors and the Company;

18.	discuss with the external auditors any relationships that might affect the external auditors' objectivity and independence;

19.	recommend to the Board any action required to ensure the independence of the external auditors;

20.	review and approve policies for the Company's hiring of employees or former employees of the present and former external auditors;

Internal Audit

21.	receive reports from the Company's Chief Financial Officer on the scope and material results of its internal SOX audit activities;

22.
establish procedures for: (i) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and (ii) the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters;

Financial Reporting Process

23.	periodically discuss the integrity, completeness and accuracy of the Company's internal controls and the financial statements with the external auditors in the absence of the Company's management;

24.	in consultation with the external auditors, review the integrity of the Company's financial internal and external reporting processes;

25.	consider the external auditors' assessment of the appropriateness of the Company's auditing and accounting principles as applied in its financial reporting;

26.
review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Company's internal auditing and accounting principles and practices suggested by the external auditors or management;

27.
review disclosures made by the CEO and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company's internal controls;

28.
establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management's preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

29.
discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management or the external auditors;

30.	resolve any disagreements between management and the external auditors regarding financial reporting;

31.
review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

32.
retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board for such purposes);

33.	discuss any management or internal control letters or proposals to be issued by the external auditors of the Company;

Legal Compliance

34.	review with the Company's legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Company's financial statements;

35.	conduct or authorize investigations into matters within the Audit Committee's scope of responsibilities;

36.	perform any other activities, in accordance with the Charter, the Company's by-laws and governing laws, that the Audit Committee or the Board deems necessary or appropriate;

Reporting and Powers

37.	record minutes of its meetings and report periodically to the Board on all matters and recommendations made by the Audit Committee and at such other times as the Board may consider appropriate; and

38.
exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board.

4.	Limitation of Responsibility
While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with applicable accounting principles and standards. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.